As confidentially submitted to the Securities and Exchange Commission on March 17, 2025.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dreamland Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8741	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o No. 5, 17th Floor

PeakCastle, No. 476 Castle Peak Road

Cheung Sha Wan

Kowloon, Hong Kong

Tel: (852) 5628 6281

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Tel: (212) 947-7200]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louise Liu, Esq. Morgan, Lewis & Bockius 19th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central, Hong Kong Tel: (852) 3551-8500	W. David Mannheim Nelson Mullins Riley & Scarborough LLP 301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 Tel: 919-329-3804

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●

Public Offering Prospectus. A prospectus (the “Public Offering Prospectus”) to be used for the initial public offering of 2,000,000 Class A Ordinary Shares of the Registrant (the “Class A Ordinary Shares”) through the underwriter named in the Underwriting section of the Public Offering Prospectus, of which 1,340,000 Class A Ordinary Shares are offered by the Registrant and an aggregate of 660,000 Class A Ordinary Shares are offered by the Selling Shareholder.

●

Resale Prospectus. A prospectus to be used for the potential resale by the Resale Shareholders of an aggregate of 5,416,740 Class A Ordinary Shares of the registrant (the “Resale Prospectus”). The Resale Shares (“Resale Shares”) contained in the Resale Prospectus will not be underwritten and sold through the underwriter.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	the Offering section in the Prospectus Summary section on page 15 of the Public Offering Prospectus is removed and replaced with the Offering section on page Alt-1 of the Resale Prospectus;

●	they contain different Use of Proceeds sections on page 53 of the Public Offering Prospectus which are removed and replaced with the Use of Proceeds section on page Alt -1 of the Resale Prospectus;

●	a Resale Shareholders section is included in the Resale Prospectus beginning on page Alt-1 of the Resale Prospectus;

●	the Capitalization and Dilution sections on page 54 and page 56 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;

●	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

●	the Underwriting section on page 141 of the Public Offering Prospectus is removed and replaced with a Plan of Distribution section on page Alt-2 of the Resale Prospectus;

●	the Legal Matters section on page 146 of the Public Offering Prospectus is removed and replaced with the Legal Matters on page Alt-3 of the Resale Prospectus; and

●	the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages (the “Alternate Pages”) to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by Resale Shareholders.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [●], 2025

Dreamland Limited

1,340,000 Class A Ordinary Shares by the Company

660,000 Class A Ordinary Shares by the Selling Shareholder

This is an initial public offering by Dreamland Limited, or the Company, we, us, our or Dreamland, of 2,000,000 Class A Ordinary Shares of US$0.00001 par value each, or Class A Ordinary Shares. We are a Cayman Islands exempted company with limited liability conducting our business primarily in Hong Kong through our indirect wholly-owned subsidiary incorporated in Hong Kong, Trendic International Limited, or Trendic. The Company and its subsidiaries are collectively referred to as the Group, or Group.

As of the date of this prospectus, the Company is authorized to issue 1,000,000,000 shares, par value US$0.0001 each, of which 4,999,998 are issued and outstanding. We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The amended and restated memorandum and articles of association will authorize the Company to issue 10,000,000,000 shares, consisting of 9,500,000,000 Class A Ordinary Shares of par value $0.00001 per Class A Ordinary Share, and 500,000,000 Class B Ordinary Shares of par value $0.00001 each, or Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twelve (12) votes on any matter on which action of the shareholders of the Company is sought and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on a one-for-one basis, respectively. Our Class B Ordinary Shares vote together with our Class A Ordinary Shares. Holders of Class B Ordinary Shares are not entitled to receive dividends.

2,000,000 Class A Ordinary Shares are being offered on a firm commitment basis, of which 1,340,000 Class A Ordinary Shares are offered by the Company and in aggregate 660,000 Class A Ordinary Shares are offered by Ms. Seto Wai Yue, or Ms. Seto, our founder, chief executive officer, director and the controlling shareholder of our Company, and Fuji Holdings Limited, or Fuji Holdings, or collectively the Selling Shareholder, each of which are being sold at the initial offering price. We anticipate that the offering price of the Class A Ordinary Shares will be in the range between US$[●] and US$[●] per Class A Ordinary Share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”. This offering is contingent upon the listing of our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, or another national securities exchange and, if this listing is not successful, this offering cannot be completed.

Investing in our Class A Ordinary Shares involves a high degree of risk. See the section entitled “Risk Factors” starting on page 17 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Class A Ordinary Shares.

Our company was incorporated in the Cayman Islands on July 5, 2024, as a holding company without its own business operations. We conduct our business through our wholly-owned subsidiary, Trendic, in the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong or HK. We are not, and our subsidiary Trendic is not, a Chinese operating company.

You are investing in Class A Ordinary Shares of our Company, a Cayman Islands holding company. Investors of our Class A Ordinary Shares are not purchasing and may never directly hold equity interests in Trendic. Such a structure involves unique risks to investors in this offering. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description, see “Risks Relating to Doing Business in Hong Kong” on page 33 of this prospectus.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our Class A Ordinary Shares involves risks. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on pages 13 and 14 of this prospectus for more information.

The Holding Foreign Companies Accountable Act, or HFCA, Act was enacted on December 18, 2020. The HFCA Act states if the United States Securities and Exchange Commission, or the SEC or the Securities and Exchange Commission, determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States, or PCAOB, for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, TAAD LLP, or TAAD, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are operating in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TAAD’s compliance with applicable professional standards. TAAD is headquartered in the United States, and can be inspected by PCAOB. On August 26, 2022, CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result of the Consolidated Appropriations Act, the Holding Foreign Companies Accountable Act (the “HFCA Act”) now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, TAAD, is a firm registered with the PCAOB with its headquarters at Diamond Bar, California, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the basic policies of the People’s Republic of China (including Hong Kong Special Administrative Region and Macao Special Administrative Region, except references to specific laws or regulations in the People’s Republic of China within this Registration Statement shall exclude Hong Kong Special Administrative Region and Macao Special Administrative Region), or PRC or China, regarding Hong Kong. Pursuant to the Basic Law, national laws adopted by the PRC shall generally not be applied in Hong Kong, except for serval specific circumstances relating to the national flag, national anthem, and diplomatic privileges and immunities. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau. There is a risk that there be a change in these policies, which could result in a material change in our operations and/or the value of the Class A Ordinary Shares we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such Class A Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list our securities on the U.S. exchanges and offer securities.

We do not expect to be subject to the cybersecurity review by the China Securities Regulatory Commission, or CSRC, and the Cyberspace Administration of China, or CAC, in relation to this offering, given that: (1) Trendic is incorporated in Hong Kong and is located in Hong Kong; it is not a PRC domestic company, (2) we have no subsidiary, variable interest entity, or VIE, structure or any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or Basic Law, which is the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Because our operations are in Hong Kong, a special administrative region of China, our business is subject to the complex and rapidly evolving laws and regulations there. However, in light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering. We may become subject to PRC laws or Hong Kong regulations relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties, which may materially and adversely affect our financial condition. In addition, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how any such regulatory measures will be interpreted or implemented. See more detailed discussion of this risk factor on page 36 of this prospectus. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See “Risk Factors — Risks Relating to Doing Business in Hong Kong” beginning on page 33 of this prospectus.

We do not currently expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to have an impact on our business, operations or this offering as we do not believe that Trendic would be deemed to be an “Operator” on the basis that (i) Trendic is incorporated in Hong Kong and is not a PRC domestic company. It operates in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, Trendic has in aggregate collected and stored personal information of less than one million users, and that data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (iii) all of the data Trendic has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, Trendic has not been informed by any PRC governmental authority of any requirement that it should file for a cybersecurity review or a CSRC review. An “Operator” is required to file for cybersecurity review before listing in the United States.

We also do not expect to be subject to the Trial Administrative Measures of Overseas Securities Issuance and Listing by Domestic Enterprises of the PRC, or the Trial Overseas Listing Measures, in relation to this offering. On February 17, 2023, the CSRC promulgated a circular on the Administrative Arrangements for Filing of Securities offering and Listing By Domestic Companies and released a set of new regulations which include the Trial Administrative Measures of Overseas Securities offering and Listing by Domestic Companies, or the Trial Overseas Listing Measures, and five supporting guidelines. The Trial Overseas Listing Measures do not apply to us because we are not a PRC domestic company. See “Prospectus Summary - Recent Regulatory Developments in the PRC” in this prospectus for details.

As of the date of this prospectus, our Company and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. None of our business activities appears to be within the immediate targeted areas of concern by the Chinese government. For more details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong” — We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations” on page 35 of this prospectus.

Our business is primarily conducted through our wholly-owned subsidiary, Trendic, in Hong Kong. We will rely on dividends paid by that subsidiary as well as the intermediary wholly owned subsidiary incorporated in the British Virgin Islands, or BVI, for our working capital and cash needs, including the funds necessary to pay any dividends. We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends shortly after our listing. We do not have a formal cash management policy. While there are currently no restrictions regarding the transfer of cash from Hong Kong, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Trendic. See “Transfers of Cash to and from our Subsidiaries” on page 5 and 6.

Upon completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules as long as our majority and eventual controlling shareholder Upon completion of this offering, Ms. Seto will be the beneficial owner of an aggregate of 21,236,240 Class A Ordinary Shares, which will represent 70.81% of the total issued and outstanding Class A Ordinary Shares. Ms. Seto will also be the beneficial owner of 100% of our outstanding Class B Ordinary Shares, which together with the Class A Ordinary Shares, will represent 79.13% of the total aggregate voting power of the Company. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules although we do not presently intend to rely on such exemptions.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the offering. If we cease to remain as a foreign private issuer, we may rely on these exemptions. Furthermore, Ms. Seto will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risks Relating to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares” on page 42 of this prospectus. Ms. Seto, our controlling shareholder has substantial influence over our Company. Ms. Seto’s interests may not be aligned with the interests of our other shareholders, and she could prevent or cause a change of control or other transactions.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our Class A Ordinary Shares involves risks. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on pages 13 and 14 of this prospectus for more information.

	Per Share		Total
Public offering price(1)	US$	[●]	US$	[●]	(4)
Underwriting discounts and commissions to be paid by us(2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses to us (3)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholder before expenses (4)	US$	[●]	US$	[●]

(1) Initial public offering price per share is assumed to be US$[●], which is the midpoint of the range set forth on the cover page of this prospectus.

(2) We have agreed to pay the underwriter a discount/commission equal to 7.0% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sales of the Class A Ordinary Shares in this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 141.

(3) Excludes fees and expenses payable to the underwriter. The total amount of underwriter expenses related to this offering is set forth in the section entitled “Underwriting – Discounts, Commission and Expenses” on page 141.

(4) Includes US$[●] gross proceeds from the sale of 1,340,000 Class A Ordinary Shares offered by our Company and US$[●] gross proceeds from the sale of 660,000 Class A Ordinary Shares offered by the Selling Shareholder, assuming the initial offering price of US$[●], being the midpoint of the range set forth on the cover page of this prospectus.

This offering is being conducted on a firm commitment basis and the underwriter is obligated to take and pay for all of the shares if any such shares are taken. If we complete this offering, net proceeds will be delivered to us and the Selling Shareholder for our respective sale of Class A Ordinary Shares on the closing date. The underwriter expects to deliver the Class A Ordinary Shares to the purchasers against payment therefor on or about [●], 2025.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the Registration Statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares being registered in the Registration Statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Bancroft Capital, LLC

The date of this prospectus is                   , 2025

Until [●], 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

- i -

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholder nor the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we nor the underwriter take responsibility for, nor provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we, the Selling Shareholder nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with the provisions of the International Financial Reporting Standards, or IFRS.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our reporting currency is the Hong Kong dollar, or HKD or HK$. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

This prospectus contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and place in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the events management and related industry;

●	the regulatory environment and industry outlook in general;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in Hong Kong;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in consumer performances, tastes and trends; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an event management service provider based in Hong Kong with over eight years of experience in managing the entire or part of the event lifecycle for our customers. Events encompass a range of public and private events, from trade shows, conferences, concerts, exhibitions, charity galas, brand promotion events to internal corporate events. For enterprises, events offer a highly effective way to maximize their engagement with customers, helping enterprises to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy, such as promotion of a brand by satisfied customers through customers sharing positive experiences on social media, providing referrals to friends and family, or simply telling others about the brand.

We specialize in assisting event organizers in organizing, planning, promoting and managing themed touring walk-through experience events, or experience events, for intellectual property owners, or IP owners, of characters in well-publicized animated cartoons and/or live action theatrical motion pictures, each a licensed character. This type of experience events typically involve an intellectual property license, or IP license, from the IP owner to an event organizer, giving the event organizer the right to develop, organize, plan, promote and manage experience events relating to the licensed character and other licensed properties, including the name of the licensed character, title of the animated cartoon/live action theatrical motion picture, costumes, environmental settings, plot elements and artwork together as the licensed property in approved venues in a specified number of territories. During the experience event, event attendees may separately purchase, in designated area(s) at the approved venue, (i) various interactive activities and/or entertainment, including hands-on active-play/participation and/or media-based activities, such as green-screen photo/video capturing activities where guests are offered the opportunity to have their photo and/or video taken using green-screen capture technology, or the interactive opportunities; (ii) custom-made merchandise featuring the licensed property that are commissioned specially for the experience event, or the custom-made merchandise, as well as other licensed merchandise featuring the licensed property that are supplied by the IP owners and/or its licensee(s); and (iii) food and beverage products.

Apart from organizing, planning, promoting and managing experience events, we also engage in the design and/or sale of merchandise, such as merchandise sold in concert venues and merchandise used as gift with purchase by our customers, as well as event management for brands, such as setting-up and running of pop-up stores and organizing store opening/product launch press events for labels.

During the COVID-19 pandemic, or COVID-19 pandemic, most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. When things started to normalize after the COVID-19 pandemic, our business primarily focused on event management business again.

During the six months ended September 30, 2024, we started to be an event organizer for events.

For the six months ended September 30, 2023 and 2024, our net revenue amounted to approximately HK$3.8 million and approximately HK$31.0 million, respectively, representing an increase of approximately 722%. Due to our business expansion as event organizer for events and the end of the COVID-19 pandemic lock down policies by the HK government, we recorded a net profit for the six months ended September 30, 2023 amounting to approximately HK$1.36 million compared to a net profit for the year ended September 30, 2024 amounting to approximately HK$2.71 million.

For the years ended March 31, 2023 and 2024, our net revenue amounted to approximately HK$3.6 million and approximately HK$20.4 million, respectively, representing an increase of approximately 465%. Due to our business expansion and the end of the COVID-19 pandemic lock down policies by the HK government, we recorded a net loss for the year ended March 31, 2023 amounting to approximately HK$0.48 million compared to a net profit for the year ended March 31, 2024 amounting to approximately HK$7.09 million.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to distinguish us from our competitors:

●	We have an established reputation and proven track record in the events industry;

●	We have the ability to manage the entire event lifecycle;

●	Our management team possesses extensive events industry experience and business network;

●	We have built a good relationship with an established network of service providers that are essential for our operations;

●	Our creative offerings help to ensure the profitability of experience events; and

●	We have our own event venue.

Our Business Strategies

We plan to continue to expand the breadth and depth of our event management, design and merchandising services, thereby expanding our market share in the events industry in Hong Kong as well as to develop more overseas markets for our event management and merchandising businesses. To achieve these business goals, we plan to:

●	Build on our core business as an event planner and move up the value chain from a pure service provider to also play the role of an event organizer;

●	Obtaining multi-territorial IP licenses from IP owners to help us increase our market share in Hong Kong and further develop overseas markets;

●	Build our own ticketing platform to facilitate direct marketing of the events we organize and the collection of full engagement data on event attendees; and

●	Expand our project department, finance and administration department, set up a new sales and marketing department and an information technology department as well as to upgrade our enterprise resource planning, or ERP, system.

Corporate Information

Our Company was incorporated in the Cayman Islands on July 5, 2024. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our administrative office is located at No. 5, 17th Floor, PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong. Our telephone number is +852 5628 6281. The information contained on, or that can be accessed through, our website (http://www.trendicint.com) is not incorporated into this prospectus and is not part of this prospectus. Our agent for service of process in the United States is [Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168].

Transfers of Cash to and From Our Subsidiaries

Our business is primarily conducted through our indirect wholly-owned operating subsidiary, Trendic. The Cayman Islands holding company will rely on dividends paid by its subsidiaries namely, Goal Success Global Limited, or Goal Success, our direct wholly-owned subsidiary and the latter’s wholly-owned operating subsidiary, Trendic, for our Company’s working capital and cash needs, including the funds necessary to pay any dividends. Our Company and Goal Success are Cayman Islands and BVI holding companies, respectively. Only Trendic operates in Hong Kong.

For the fiscal years ended March 31, 2023 and 2024, Trendic declared and paid a dividend of HK$5,500,000 on March 30, 2024 to its then existing shareholders. For the six months ended September 30, 2023 and 2024, no dividend was declared or paid by Trendic to its then existing shareholders. If we decide to pay dividends on any of our Class A Ordinary Shares, as a holding company, we will depend on the receipt of funds from Trendic through dividend payments. We are permitted under the laws of the Cayman Islands and BVI to provide funding to Trendic through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends shortly after the listing. We do not have a formal cash management policy. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cayman Islands. Subject to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time, or Companies Act, and our articles of association of our Company adopted on July 5, 2024, as amended and restated from time to time, or Articles of Association, our board of directors may declare dividends and distributions on our Class A Ordinary Shares and authorize payment of dividends or distributions out of the funds of the Company. No dividend or distribution shall be paid except out of our realized or unrealized profits, or out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business.

British Virgin Islands. Under BVI law, the board of directors of our BVI subsidiary may authorize payment of a dividend to its shareholders as such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and our BVI subsidiary will be able to pay its debts as they become due.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. At this time, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Trendic.

For more information, see “Dividend Policy,” “Risk Factors”, “Selected Consolidated Financial and Other Data” and “Consolidated Statements of Changes in Shareholders’ Equity” in the Report of the independent registered public accounting firm.

Corporate Structure

The PRC government may, in the future, disallow our corporate structure, which restrictions would likely result in a material change in our operations and/or in the value of our Class A Ordinary Shares. Such restrictions may cause the value of our Class A Ordinary Shares to decline significantly in value or be rendered worthless.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our offering based on a proposed number of 2,000,000 Class A Ordinary Shares being offered. All percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to twelve (12) votes per one Class B Ordinary Share. Investors are purchasing shares in our Company, and Trendic is the entity in which the Group’s operations are conducted.

Notes:

(1)	Prime Crest is wholly-owned by Mr. Cheung Sze Wah, Sam, an independent third party.
(2)	Fuji Holdings is wholly-owned by Mr. Chang Kin Man, an independent third party.
(3)	Kilo Wonders is wholly-owned by Ms. Yip, an independent third party and an existing shareholder of Trendic.
(4)	Yield Rights is wholly-owned by Ms. Lau Wing Yu, an independent third party.
(5)	Allied Target Limited is wholly-owned by Mr. Cheung Ching Ping, an independent third party.
*	Represents equity and voting interest.

Other than Ms. Seto, none of the other shareholders have held any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.

Summary Risk Factors

Investing in our Class A Ordinary Shares involves risks. You should carefully read and consider all of the information contained in this prospectus, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, before making an investment decision.

For example, see “Risk Factors Relating to Doing Business in Hong Kong” beginning on page 33 for a detailed discussion about the number of risks relating to an investment in our Company arising from the legal system in China, including but not limited to:

●	risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice – see “Risk Factors – Risks Relating to Doing Business in Hong Kong - We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations” on page 35;

●	the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares – see “Risk Factors – Risks Relating to Doing Business in Hong Kong” that begins “Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business” on page 33;

●	any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless – see “Risk Factors – Risks Relating to Doing Business in Hong Kong” that begins “Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business” on page 33.

The risks summarized below are qualified by reference to “Risk Factors” beginning on page 17 of this prospectus, which you should carefully consider before making a decision to invest in our Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what our management views as our most significant risk factors including but not limited to the following:

●	We are transitioning into a new business model which makes it difficult to evaluate our prospects and future financial results, and our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

●	We may implement business strategies and growth plans that may not be successful.

●	The loss of one or more of our major customers or our failure to secure new customers may adversely affect our business, results of operations and financial condition.

●	We may face revenue concentration risk due to reliance on a single key customer.

●	We depend on our management team, particularly Ms. Seto, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

●	Our business is substantially dependent upon the continued strength of the market for experience events.

●

Our business and results of operations may be adversely affected if we are unable to capture, predict or respond timely to our customers’ and/or their end consumers’ needs and preferences or keep up with market trend for experience events and merchandise.

●

Fluctuations in consumer spending caused by social, economic, political and legal developments or instability, as well as any changes in government policies, in Hong Kong and other Southeast Asian countries could materially and adversely affect our business, results of operations, financial condition and business prospects.

●

We provide event management, design and/or merchandising services to our customers on a project-by-project basis which exposes us to the risk of uncertainty and potential volatility with respect to our revenue.

●

We enter into fixed-price contracts with our customers, and our failure to accurately estimate the resources and time required to perform these contracts could materially and adversely affect our business, results of operations and financial condition.

●	Our success depends on our ability to maintain our reputation and our business and financial results may be harmed if events occur that damage our reputation.

●	We operate in a competitive market.

●	A shift in our customers’ business model may adversely affect our business, results of operations and financial condition.

●	Our operating margin may decline as a result of increasing cost of revenue and other indirect costs.

●	We may incur losses in the future.

●	There is no guarantee that we will receive payments from our customers in full on time or at all.
●

Errors, defects, interruptions or any other malfunction or safety issues causing disruption to our customers’ events could diminish demand for our event management, design and/or merchandising services.

●	We depend on third-party vendors to assist us with the organization, planning, promotion and/or management of events.

●

We are dependent on third-party manufacturers for the production of merchandise, and any disruption to our relationship or their manufacturing operations could adversely affect our merchandising services.

●	We rely on a limited number of key suppliers.

●

We may be exposed to intellectual property, or IP, infringement claims by third parties against IP owners, our customers, ourselves and/or any other sub-licensees and if we fail to defend such claims, they could subject us to significant liabilities and other costs, and we may not be allowed to continue to use certain of the IP rights.

●	If we are unable to protect the IP owners’ IP rights in the licensed property effectively, our business and reputation could suffer.

●	If we are unable to maintain and protect our IP, or if third parties assert that we infringe on their IP rights, our business could suffer.

●	Any failure to maintain an effective quality control system may have a material adverse effect on our reputation, results of operations and financial condition.

●	The nature of our business exposes us to product liability claims.

●	Legal disputes or proceedings may expose us to liabilities, divert our management’s attention and adversely affect our reputation.
●	Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.
●	Our business and operations may be materially and adversely affected in the event of a resurgence of the COVID-19 pandemic.

●	Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to, and the insurance premium may increase.

●	Our business could be adversely affected by information technology systems breakdown or disruption.

●	Fluctuations in foreign currency exchange rates may materially and adversely affect our financial condition and results of operations.

●	The aging population may have an adverse effect on our business, results of operations and financial condition.

●	Our business may be subject to seasonal effects, which may adversely affect our liquidity and results of operations in certain seasons.

●	We may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all.

●	Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

●

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

●

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

●	In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.

●	The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

●

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the offering price.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Because we are a Cayman Islands company and all of our business is conducted in Hong Kong, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or HFCA, Act was enacted on December 18, 2020. The HFCA Act states if the United States Securities and Exchange Commission, or the SEC or the Securities and Exchange Commission, determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States, or PCAOB, for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, TAAD LLP, or TAAD, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are operating in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TAAD’s compliance with applicable professional standards. TAAD is headquartered in the United States, and can be inspected by PCAOB. On August 26, 2022, CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result of the Consolidated Appropriations Act, the Holding Foreign Companies Accountable Act (the “HFCA Act”) now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor, TAAD, is a firm registered with the PCAOB with its headquarters at Diamond Bar, California, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Recent Regulatory Developments in the PRC

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on certain illegal activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain illegal activities in the securities markets to promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the circumstances that processing of personal information of natural persons within the territory of China and that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, or the Operators, carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We do not expect to be subject to the cybersecurity review by the CSRC and the CAC in relation to this offering, given that: (1) our principal operating subsidiary, Trendic, is incorporated in Hong Kong and is located in Hong Kong, not a PRC domestic company, (2) we have no subsidiary, VIE structure or any direct operations in mainland China, and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong).

We do not currently expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to have an impact on our business, operations or this offering as we do not believe that Trendic would be deemed to be an “Operator” on the basis that (i) Trendic is incorporated in Hong Kong, not a PRC domestic company, and operates in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, Trendic has in aggregate collected and stored personal information of less than one million users, and that data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (iii) all of the data that Trendic has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, Trendic has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. An “Operator” is required to file for cybersecurity review before listing in the United States.

On February 17, 2023, the CSRC issued the Trial Overseas Listing Measures, which came into effect on March 31, 2023. Under the Trial Overseas Listing Measures, a domestic enterprise conducting overseas issuance and listing (includes direct and indirect overseas issuance and listing) shall conduct and complete relevant filing procedures with the CSRC. Any overseas issuance and listing conducted by an issuer that concurrently meets the following conditions shall be determined as indirect overseas issuance and listing by a domestic enterprise: (i) 50% or more of its operating revenue, total profit, total assets or net assets as recorded in its audited consolidated financial statements for the most recent fiscal year is being accounted for by domestic companies; and (ii) the main parts of its business activities are conducted in mainland China, its principal places of business are located in mainland China, or the senior management in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

Based on the above mentioned, given that (i) the Group currently does not have, nor does it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China; and (vi) no revenue of the Company is generated from the PRC, this offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. We are not subject to any PRC laws and regulations except to those applicable to Hong Kong listed in Annex III of the Basic Law. We believe, and we have been advised by our PRC legal counsel, that we do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares to investors. As such, we have not applied for, and we have not been denied any permissions or approvals.

Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, Guangdong Wesley Law Firm, the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on Nasdaq does not require fulfilling the filing procedure to the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we or Trendic inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder not less than RMB 1 million but not more than RMB 10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. Our Group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

However, since these statements and regulatory actions are new and under development, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Trendic, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on U.S. or other foreign exchanges. If Trendic is deemed to be an “Operator,” or if Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law or the Trial Overseas Listing Measures becomes applicable to Trendic, the business operation of Trendic and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and Trendic becomes subject to the CAC or CSRC review, we cannot assure you that Trendic will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If Trendic fails to receive or maintain such permissions or if the required approvals are denied, Trendic may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Hong Kong operating subsidiary’s business, it may intervene in or influence our operations. Such governmental actions (i) could result in a material change in Trendic’s operations; (ii) could hinder our ability to continue to offer securities to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline in value or become worthless.

Implications of Being a “Controlled Company”

Upon completion of this offering, Ms. Seto will be the beneficial owner of an aggregate of 21,236,240 Class A Ordinary Shares which will represent 70.81% of the then total issued and outstanding Class A Ordinary Shares. Ms. Seto will also be the beneficial owner of 100% of our outstanding Class B Ordinary Shares, which together with the Class A Ordinary Shares, will represent 79.15% of the total aggregate voting power of the Company. As a result, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq listing rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors;

●	an exemption from the rule that director nominees be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors; and

●	an exemption from the rule that a majority of our board of directors consist of independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements although we currently do not intend to rely on the exemptions.

In addition, our controlling shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We will take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the end of the second quarter of that fiscal year, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or chief executive officer pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq.

Investors in our Class A Ordinary Shares should note that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of these subsidiaries by the PRC government or Hong Kong Government to transfer cash.

THE OFFERING

Offering price	The offering price will be between US$[●] and US$[●] per Class A Ordinary Share.

Class A Ordinary Shares offered by us and the Selling Shareholder	2,000,000 Class A Ordinary Shares, as to 1,340,000 Class A Ordinary Shares offered by us and 660,000 Class A Ordinary Shares by the Selling Shareholder.

Ordinary shares issued and outstanding prior to this offering	28,660,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares (See “Description of Share Capital” for more information).

Ordinary shares issued and outstanding immediately after this offering	30,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares.

Gross Proceeds	US$[●]

Use of proceeds	We estimate that we will receive net proceeds from this offering of up to US$[●], based on an assumed price to the public in this offering of US$[●] per Class A Ordinary Share (being the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting fees and commissions and estimated offering expenses. We currently intend to use the net proceeds from this offering for (i) the acquisition of a multi-territorial IP license; (ii) the setting up of our own ticketing platform; (iii) possible strategic acquisitions; (iv) expanding our marketing department and financing and administration department; (v) upgrading our enterprise resource planning system; (vi) the repayment of loans made by Ms. Seto to us in connection with the payment of costs and expenses in connection with this offering and obtaining a listing of our Shares on the Nasdaq; and (vii) working capital and corporate purpose.

Dividend policy	Our board of directors will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) our consolidated operating and financial results; (b) our cash flow situation; (c) our business strategies and future operations and earnings; (d) taxation considerations; (e) interim dividends paid, if any; (f) our capital requirements and expenditure plans; (g) statutory and regulatory restrictions; (h) any restrictions on payment of dividends; and (i) any other factors that our board of directors may consider relevant. It is our current policy to retain all earnings for use by the Company in its business. See “Dividend Policy” for more information.

Lock-up	We, each of our directors and executive officers and our 5.0% or greater shareholders, have agreed, subject to certain exceptions, for a period of 180 days after the closing of the offering, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements”.

Risk factors	Investing in our Class A Ordinary Shares involves risks. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing	We plan to apply for the listing of the Class A Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	[●]

Transfer agent	[●]

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2025.

Summary Financial Data

The following selected consolidated financial data for the financial years ended March 31, 2023 and 2024 have been derived from our audited consolidated financial statements. We have derived the financial data for the six months ended September 30, 2023 and 2024 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the provisions of the IFRS. Our historical results do not necessarily indicate results expected for any future period.

The following table shows key components of our results of operations for the six months ended September 30, 2023 and 2024.

	Six months ended September 30,
	2023	2024
	HKD	HKD

Revenues	$3,545,487	$30,462,186
Revenues, related party	227,588	552,166
Total Revenues, net	3,773,075	31,014,352

Costs and expenses:
Cost of revenue	(2,042,940)	(19,736,299)
Cost of revenue – related party	-	(468,350)
	(2,042,940)	(20,204,649)
Selling, general and administrative expenses	(72,454)	(4,226,640)
Research and development	-	(660,000)
Amortization	-	(2,318,444)
Impairment of rights of use assets	-	(111,136)
Depreciation	(149,906)	(238,649)

Profit from operations	1,507,775	3,254,834

Other income/(expenses):
Interest income	354	38,676
Finance costs	(129,176)	(232,971)
Other income	-	1,000
Total other income/(expenses), net	(128,822)	(193,295)

Profit before income taxes	1,378,953	3,061,539

Income tax expense	(23,000)	(350,000)

NET PROFIT	$1,355,953	$2,711,539

The following table summarizes our cash flows for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	HKD	HKD
Net cash provided by/(used in) operating activities	$426,487	$(7,893,870)
Net cash provided by/(used in) investing activities	354	(5,333,101)
Net cash provided by/(used in) financing activities	(567,448)	10,773,040
Net change in cash and cash equivalent	(140,067)	(2,453,931)
BEGINNING OF PERIOD	328,214	3,817,083
END OF PERIOD	$187,607	$1,363,152

The following table shows key components of our results of operations for the fiscal years ended March 31, 2023 and 2024.

	Year Ended March 31,
	2023	2024
	HKD	HKD

Revenues	$1,137,909	$20,103,097
Revenues, related party	2,477,228	337,586
Total Revenues, net	3,615,137	20,440,683

Costs and expenses:
Cost of revenue	(3,262,588)	(11,360,489)
General and administrative expenses	(490,636)	(666,286)
Depreciation	(206,006)	(294,083)

Profit/(Loss) from operations	(344,093)	8,119,825

Other income/(expenses):
Interest income	441	22,995
Finance costs	(179,651)	(246,262)
Other income	40,520	180,663
Total other income/(expenses), net	(138,690)	(42,604)

Profit/(Loss) before income taxes	(482,783)	8,077,221

Income tax expense	-	(988,347)

NET PROFIT/(LOSS)	$(482,783)	$7,088,874

The following table summarizes our cash flows for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	HKD	HKD
Net cash provided by/(used in) operating activities	$(239,813)	$8,281,946
Net cash provided by/(used in) investing activities	441	(110,860)
Net cash provided by/(used in) financing activities	232,338	(4,682,217)
Net change in cash and cash equivalent	(7,034)	3,488,869
BEGINNING OF YEAR	335,248	328,214
END OF YEAR	$328,214	$3,817,083

RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We are transitioning into a new business model which makes it difficult to evaluate our prospects and future financial results, and our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

During the COVID-19 pandemic, most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. When things started to normalize after the COVID-19 pandemic, our business primarily focused on event management business again. During the six months ended September 30, 2024, we started to be an event organizer for events. Our net revenue increased by approximately 722% from approximately HK$3.8 million for the six months ended September 30, 2023 to approximately HK$31.0 million for the six months ended September 30, 2024, and our net revenue increased by approximately 465% from approximately HK$3.6 million for the fiscal year ended March 31, 2023 to approximately HK$20.4 million for the fiscal year ended March 31, 2024. For the six months ended September 30, 2023 and 2024, our net revenue increased by approximately 722% from approximately HK$3.8 million to approximately HK$31.0 million. We acted as a pure service provider for all the experience events we organized in the fiscal year ended March 31, 2024. Beginning in April 2024, we have mainly engaged in direct investment deals for experience events where we became the effective investor or co-investor of the experience events that we organized, planned, promoted and managed. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly. This will move us up the value chain to become an event organizer, and we believe that will help us increase our market share in the events industry in Hong Kong as well as our profitability in the long run.

There is no assurance that we will continue to grow at the rate we experienced in the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, either in terms of revenue or profit, and we may not be successful in maintaining or increasing overall profitability or generate positive cash flow going forward. Expansion of our business requires capital commitments and could divert management resources away from our current business. There is no assurance that we can successfully implement our growth strategies or do so without straining our management resources. There is also no assurance that we can capture a larger market or increase our profitability in the future. If we are unable to implement our growth strategies successfully, our results of operations and prospects may be materially and adversely affected.

There is an inherent risk in using historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions, especially the fluctuations during the unprecedented COVID-19 pandemic. We may be unable to sustain our historical growth rate, revenue and net profit margin for various reasons, such as deterioration in the market conditions in the countries in which the experience events will be held, intensification of competition among the event organizers for IP licenses and among the event planners for securing event management contracts, inflation, high unemployment and other unforeseen factors which may affect the spending habits of the target audience of the experience events and hence reduce the number of event management contracts awarded to us and/or reduce the fees payable to us under the event management contracts. There is no assurance that we will be able to achieve the performance we previously did. Moreover, the transition into a new business model may make it even more difficult to evaluate our prospects and future financial results. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance.

Our business strategies and growth plans may not be eventually successful.

The successful implementation of our business strategies and growth plans depends on a number of factors including our ability in securing the multi-territory IP licenses, general market conditions, the availability of funds, competition, government policies and our ability to retain and recruit competent employees. There is no assurance that our business strategies and growth plans can be implemented effectively and successfully as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by (i) investment expenses that have not led to the anticipated results; (ii) the distraction of management from our core business; and/or (iii) damage to our brand or reputation. Moreover, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business. All these could adversely affect our business, results of operations and financial condition.

The loss of one or more of our major customers or our failure to secure new customers may adversely affect our business, results of operations and financial condition.

Prior to our engagement in direct investment deals, our customers were generally event organizers and other enterprises and individuals based in Hong Kong that engage in event organization and trading activities. Since April 2024, we mainly engaged in direct investment deals and our customers were generally sponsors of the experience events we organized and individual event attendees in the countries for which the experience events were held. Our top three major customers (excluding individual event attendees) contributed approximately 89.6%, 88.8% and 58.5% of our net revenue during the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, respectively, and our largest customer accounted for approximately 66.4%, 66.5% and 30.1% of our net revenue for the same periods. We may continue to derive a significant portion of our revenue from some of these major customers in the foreseeable future. However, we have not signed any long-term contracts with these major customers and cannot assure you that these customers will continue to engage us for our event management, design and/or merchandising services, and on at least comparable scales and terms. Our major customers are not obligated to give us any new business or at comparable scale or on terms which they historically have done. Moreover, we may lose customers for a variety of reasons, including the decision of the customers to commence bankruptcy proceedings due to financial difficulty or acquisitions of our customers by unrelated third parties leading to cancellation of our contracts with those customers or by the acquiring companies. If any of our major customers ceases to engage us or terminate their respective contract(s) with us, we may be unable to timely identify new customers for new contracts to make up for the lost contracts. Even if new contracts are obtained, they may not be on comparable or better commercial terms, and our business prospects and results of operations may be adversely affected.

Our ability to obtain new business from our customers and to maintain good business relationship with them is subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our existing customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their development or expansion plans due to changes in end consumer spending habits, market conditions, business strategies or performance, their demand for our event management, design and/or merchandising services may fall or they may switch to only working with service providers that are willing to offer highly competitive quotations or a longer payment period or to accept commercially less favorable terms. Even if we are prepared to match the terms of our competitors, there is still no assurance that we will be awarded with the service contract, and hence we cannot guarantee that there will be sufficient new and sizeable event management, design and/or merchandising service contracts in our pipeline to sustain our business and maintain or improve our current results of operations and financial condition. Any failure to obtain new contracts from our customers or a significant decrease in the value of the new contracts and/or our customers’ significant delay in or failure to make payments to us could lead to loss of revenue and/or affect our liquidity and thus affect our business adversely. Accordingly, if we are unable to obtain business from new customers to diversify our customer portfolio, our business, results of operations and financial condition may be adversely affected.

We have also been relying on customer referrals and/or word-of-mouth to promote our event management, design and/or merchandising services. As such, the loss of our major customers may also affect our ability to obtain new customers. A decrease in the number of our existing and potential customers could have a significant negative impact on our business prospects and reputation, which in turn will adversely affect our business, results of operations and financial condition.

We may face revenue concentration risk due to reliance on a single key customer.

For the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, our largest customer accounted for approximately 66.4%, 66.5% and 30.1% of our net revenue, respectively. Our financial stability is significantly dependent on a single customer, and any adverse changes in the relationship or business activities with this key customer could have a substantial negative impact on our revenue and overall financial performance. A loss of this customer or a reduction in their purchases could result in a material decline in our revenue, profitability, and cash flow, leading to increased business risk and potential financial instability. We may also be unable to replace this customer in a timely manner or at all. If this customer reduces its purchases or orders from us, we may not be able to find other customers to increase their purchases and utilize our service capacity efficiently.

We depend on our management team, particularly Ms. Seto, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

Our business operations depend on the continuing services of our management team, particularly Ms. Seto, our founder, director and chief executive officer, who has over eight years of experience in the events industry and is instrumental in steering us through the challenging times during the COVID-19 pandemic and our timely recovery and growth after it. Ms. Seto’s business connections with a wide range of industry players have enabled us to provide our event management, design and merchandising services to our customers in a cost-effective and efficient manner, which in turn has helped us retain customers and attract new customers. We also rely on Ms. Seto’s business connections to implement our growth plans. Apart from Ms. Seto, we also depend on Ms. Tse Sze Man, a director and the head of the design and merchandising department, Mr. Leung Tak Shun, our chief financial officer, and Mr. Luk Kai Chung, the general manager, who collectively possesses expertise across event management, design, sourcing, logistics, marketing, budget control, customer service, accounting and financial management.

While we have provided different incentives to our management team, we cannot assure you that we can continue to retain their services. If one or more members of our management team were unable or unwilling to continue in their present positions, we may be unable to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. If any dispute arises between us and our current or former directors, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

The management of our existing operations, the expansion of our customer base and our future growth will depend on our ability to continue to identify, hire, train and retain experienced and qualified employees. We may be unable to continue to hire or retain key management personnel and other experienced and qualified employees and this could adversely impact our operations and growth.

Our business is substantially dependent upon the continued strength of the market for experience events.

After the COVID-19 pandemic, we have redirected our business focus on the organization, planning, promotion and management of experience events in Hong Kong and select countries in Southeast Asia again, and we expect to derive most of our revenue from the organization, planning, promotion and management of these experience events in the foreseeable future. As a result, continued widespread market acceptance and popularity of experience events in Hong Kong and Southeast Asia are critical to our future growth and success. Moreover, competitive dynamics may cause pricing levels of IP licenses to change due to the level of market demand, which in turn may affect the bottom line of the event organizers and hence the level of fees which they are willing to pay for our event management, design and/or merchandising services in cases where we are engaged as an event planner or our profitability in the direct investment deals which we have signed. In addition, if the market has an influx of new market participants, we may be forced to reduce the prices we charge for our services and products and maybe unable to obtain new contracts at the same prices and upon the same terms that we have historically. If the market for experience events stops growing, grows more slowly than we currently anticipate or evolves and forces us to reduce the prices we charge for our services, our revenue, gross margin and other operating results could be materially adversely affected.

Our business and results of operations may be adversely affected if we are unable to capture, predict or respond timely to our customers’ and/or their end consumers’ needs and preferences or keep up with market trend for experience events and merchandise.

We offer a comprehensive spectrum of event management, design and merchandising services in Hong Kong. Our directors believe that our success is, to a significant extent, attributable to our ability to understand the respective markets of our customers and provide event management, design and/or merchandising services that suit our customers’ needs and/or ultimately the appetites of their end consumers. As interest and taste are subjective matters, the market trend for events and merchandise keeps changing, we may be unable to capture or predict the future trend for events and merchandise and continue to develop/design events and/or merchandise that appeal to our customers and/or their end consumers. If we fail to (i) capture, predict or respond timely to our customers’ and/or their end consumers’ needs and preferences; or (ii) develop/design appealing and commercially viable events and/or merchandise that keep up with market trend in a timely manner, our business and results of operations may be adversely affected.

In particular, we started to mainly engage in direct investment deals for experience events beginning in April 2024, when we became the effective investor or co-investor of the experience events that we organized, planned, promoted and managed. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly which will move us up the value chain to become an event organizer. We believe these strategic changes will help us increase our market share in the events industry in Hong Kong as well as our profitability. However, if we fail to keep up with the market trend for experience events and merchandise and the markets for experience events and merchandise fail to grow as expected our investments in experience events may not generate expected returns, which could adversely affect our business, results of operations and financial condition.

We rely on event organizers.

We are an event management service provider that specializes in the organization, planning, promotion and management of experience events. We rely on event organizers to appoint us as their event planner to assist them with the organization, planning, promotion and management of experience events or to feed us with direct investment deals in experience events. There is no assurance that we will continue to maintain good business relationships with event organizers, or the event organizers will not take over the role of an event planner themselves. As a significant portion of our revenue was generated from experience events after the COVID-19 pandemic, any deterioration of our relationship with event organizers or the event organizers stop feeding experience event deals to us for any reason, will adversely affect our business, results of operations and financial condition.

Fluctuations in consumer spending caused by social, economic, political and legal developments or instability, as well as any changes in government policies, in Hong Kong and other Southeast Asian countries could materially and adversely affect our business, results of operations, financial condition and business prospects.

We provide event management, design and/or merchandising services to our customers and we specialize in the organization, planning, promotion and management of experience events. Our business operations are located in Hong Kong and most of our customers, in particular the ones which are event organizers, are based in Hong Kong. Our major event organizer customers generally acquire multi-territory IP licenses for experience events that cover Hong Kong and different countries in Southeast Asia. Our customers’ decisions to engage us for our event management, design and/or merchandising services and the extent of their engagement and/or the direct investment deals which they might extend to us, will be heavily influenced by the likely spending habits of their end consumers (such as event attendees), which in turn will be influenced by macroeconomic conditions in their country of residence. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments in Hong Kong and other Southeast Asian countries. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, inflation, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies or introduction of new rules or regulations concerning the events industry (such as new sanctions and boycotts) as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy in Hong Kong and other Southeast Asian countries, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to an economic downturn in Hong Kong and other Southeast Asian countries, slowing down all sorts of economic activities in general which in turn may adversely affect the spending habits of the end consumers and hence our customers’ decision in spending on new IP licenses, experience events and/or other events and merchandises which directly affect their decision to engage us for our event management, design and/or merchandising services and/or to extend direct investment deals to us. If there were a drastic decrease in the service contracts or direct investment deals from our customers in these markets or they put greater pricing pressure on us, there is no assurance that we will be able to respond quickly to develop new markets to make up for the loss in service contracts or direct investment deals or to pass on the pricing pressure to our suppliers or the end consumers. All these will adversely affect our business, results of operations, financial condition and business prospects.

As open economies, the domestic economies of Hong Kong and other Southeast Asian countries are affected by many other unpredictable factors such as global economic, social, legal and political developments and changes in local and international economic and political situations. There is no assurance that any changes in the existing government policies, economic, social and political conditions and the business environment in Hong Kong and other Southeast Asian countries in the future, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of the COVID-19 pandemic, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on the spending habits of the end consumers and hence our customers’ decisions to reduce or defer their spending on new IP licenses, experience events and/or other events and merchandises which directly affect our business prospects. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the events industry, foreign trade, taxation and ownership and expropriation of property, as well as environmental or health and safety matters, in Hong Kong and other Southeast Asian countries.

The future growth and level of profitability of the IP license sector of the events industry in Hong Kong and other Southeast Asian countries depend primarily upon consumer spending as well as the development of the market for IP license events in Hong Kong and other Southeast Asian countries, the nature, extent and timing of which will be determined by the interplay of a variety of factors, in particular, the investments of event organizers as well as the general conditions and prospects of the local economies. Economic changes as well as cultural, lifestyle, demographics and population changes may affect the demand for IP license events in Hong Kong and other Southeast Asian countries, and hence the business strategies of our customers which in turn will affect our business prospects and results of operations. There are also many other factors affecting the IP license sector of the events industry in Hong Kong and other Southeast Asian countries, including (i) general political, economic, financial and social developments in Hong Kong and other Southeast Asian countries; (ii) inflation; (iii) unemployment rate; (iv) fluctuations in interest rates; (iv) local government policies; and (vi) cyclical trends of the regional and global economies. If the IP license sector of the events industry in Hong Kong and other Southeast Asian countries declines for any reason, our business, results of operations, financial condition and future prospects could be adversely affected.

We provide event management, design and/or merchandising services to our customers on a project-by-project basis, which exposes us to the risk of uncertainty and potential volatility with respect to our revenue.

We provide event management, design and/or merchandising services to our customers on a project-by-project basis and this is not recurring in nature. As such, we cannot guarantee that our customers will continue to engage us for our event management, design and/or merchandising services or continue to provide us with new businesses. In general, we do not have long-term contracts with our customers which provide that they will deploy our services for all their event management, design and/or merchandising needs, which create uncertainty to our future revenue streams. Our business and future revenue will likely be adversely affected if we are unable to secure new service contracts from new customers or our existing customers do not continue to engage us.

It is also difficult to forecast future businesses from our customers as it depends on their investment decisions. We provide customized event management, design and/or merchandising services to meet the specific needs of our customers on a project-by-project basis. The contract sum is determined by various factors including estimated event execution time costs, complexity of the event and the third-party costs we incurred which will not be reimbursed by our customers. As such, the revenue generated from each customer is different for each contract. We cannot assure you that we can secure future service contracts with contract sum comparable with the service contracts we worked on during the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024. The sustainability of our financial performance, including the number of projects undertaken, the total revenue contributed from the projects and revenue from each customer, is uncertain. Our financial performance may therefore fluctuate from year to year, and can be unpredictable.

We typically enter into fixed-price service contracts with our customers, and our failure to accurately estimate the resources and time required to perform these contracts could materially and adversely affect our business, results of operations and financial condition.

We typically enter into fixed-price service contracts with our customers for our event management, design and/or merchandising services, which requires us to accurately estimate the resources and time required in performing these contracts, such as manpower required and costs of other service providers, such as local facilitator and human resources companies supplying the temporary workers. As such, we have to bear the risk of cost overruns. There may be various factors affecting the actual time taken and cost incurred by us in completing the service contracts, including, among others, the event organizer rescheduling the events, delay in supply of products and services by third-party vendors, technical difficulties, lack of manpower and other unforeseeable problems and circumstances. Delay in completion or cost overruns may result in lower profits or losses in these contracts. We cannot assure you that we will be able to accurately estimate the resources and time required for completing our service contracts, and failure to do so may materially and adversely affect our business, results of operations and financial condition.

Our success depends on our ability to maintain our reputation and our business and financial results may be harmed if events occur that damage our reputation.

Our business, results of operations and prospects depend, in part, on our ability to maintain the value of our reputation for providing customized, value-added, quality and efficient event management, design and/or merchandising services. We could lose existing or potential customers and/or opportunities for securing new service contracts or direct investment deals if our reputation were to be associated with any negative publicity, including complaints raised by unsatisfied customers or their end consumers that comes to the public’s attention and accidents occurred in the experience events that we managed. If we fail to successfully maintain, promote and position our brand and protect our reputation, our business, results of operations and financial condition may be adversely affected.

We operate in a competitive market.

The events industry in Hong Kong is highly fragmented and intensely competitive. It is characterized by constant change and innovation as customers or end consumers are demanding event management companies to create deeper and more meaningful event experiences that leave lasting impressions. We specialize in organizing, planning, promoting and managing experience events. It is a niche sector of the events industry as it requires the players to have an in-depth knowledge on the operation of IP licenses and experience in working with IP owners. Our biggest competition comes from local event management companies that are experienced in organizing big scale public events that involve IP licenses. Furthermore, we may face potential competition from global event management companies that seek to enter the Hong Kong market, whether independently or through the formation of strategic alliances with, or acquisition of, event management companies that operate in the Hong Kong market. We believe the principal competitive factors in our market include breadth and depth of the scope of services, pricing, user experience, financial viability, industry expertise and reputation, proven customer references, track record as well as relationship with other industry players (such as IP owners, venue operators and overseas event management companies). Some of our competitors and potential competitors may be larger and have more manpower and resources, longer operating histories, more financial strength, stronger relationships with customers and higher level of market recognition than we have. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, trends, customer and/or end consumer demands, industry standards and regulatory requirements. When we provide quotation on our event management, design and/or merchandising services for our customers, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our results of operations and profitability. If we fail to adapt to market conditions and customer and/or end consumer preferences expediently or otherwise fail to provide a competitive quotation as compared to our competitors, our potential customer may turn to our competitors. As a result, our customer base may decrease, which could materially and adversely affect our business, results of operations and financial condition. To increase our competitiveness, we may be required to divert additional resources to promote our event management, design and/or merchandising services and brand awareness, and such additional spending could adversely affect our profitability.

A shift in our customers’ business model may adversely affect our business, results of operations and financial condition.

The events industry was transformed by the COVID-19 pandemic, which forced events into virtual environments and accelerated the ongoing digital transformation of the events industry. For virtual events, the technology behind the virtual event is the event venue, video is the primary method of content delivery and virtual attendees create a digital footprint of all of their event engagement that can be captured, analyzed and leveraged to deliver better event experiences and inform subsequent sales and marketing efforts. Even as the COVID-19 pandemic has subsided, we believe virtual events will remain popular due to their ability to attract and engage vast audiences across the globe. In our current business model, we specialize in the organization of in-person events as an event planner only. If our customers shift their event delivery models from an in-person mode to a virtual mode, it will reduce their need for our event management services, which will have a material adverse impact on our business, results of operations and financial condition. Even if our customers continue to organize in-person events, our business, results of operations and financial condition will also be adversely affected if they decide to eliminate the role of the event planner and take over all the responsibilities themselves.

Our operating margin may decline as a result of increasing cost of revenue and other indirect costs.

Our cost of revenue is mainly comprised of costs of goods sold, sub-contracting fee including costs of local facilitator, PR firms, contractors and temporary workers and project-related employee benefit expenses. Other indirect costs include office expenses, staff costs, insurance expenses and bank charges. Indirect costs are affected by, among other things, increase in overhead costs for administration purposes and rising interest rates. If labor costs and/or the other indirect costs increase, the local facilitator, human resources companies supplying the temporary workers and the manufacturers may pass on the increase in their costs to us by increasing their fees.

Our cost of revenue and other indirect costs mentioned above are subject to increase by other factors that are generally unpredictable and beyond our control or the control of our vendors. If these costs continue to rise and we fail to pass on the increases to our customers or end consumers, our business may be materially and adversely affected.

We may incur losses in the future.

We had a net loss of approximately HK$0.5 million and a net profit of approximately HK$7.1 million and HK$2.7 million, respectively, for the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024. Beginning in April 2024, we have mainly engaged in direct investment deals for experience events, and we endeavor to obtain multi-territorial IP licenses from IP owners to help us increase our market share in Hong Kong and further develop overseas markets. As a result of these changes to our business strategy, we anticipate that our operating expenses will increase in the foreseeable future as we seek to sign more direct investment deals, acquire IP licenses directly from IP owners, maintain and continue to grow our business, attract new customers and further enhance our services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher operating expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis in the foreseeable future.

There is no guarantee that we will receive payments from our customers in full on time or at all.

We generally require the customers which engage our event management, design and/or merchandising services to pay us by two non-refundable instalments, one shortly after the signing of the service contracts and the other shortly before the opening of the event or delivery of the final design work or finished merchandise (as the case may be). There is no assurance that our customers will remain solvent or that our customers will pay us the amount due in full in a timely manner or at all. We could be engaged in prolonged negotiation with our customers with respect to the settlement of payments and could incur costs to enforce such payments from time to time. Any failure by our customers to make any payment on time may have a material adverse effect on our liquidity and any failure by our customers to pay us in full may have a material adverse effect on our business, results of operations and financial condition.

Errors, defects, interruptions or any other malfunction or safety issues causing disruption to the events we organize could diminish demand for our event management, design and/or merchandising services.

Our customers rely on our event management, design and/or merchandising services for the smooth running of their events. Any errors, defects, interruptions or any other malfunction or safety issues that arise during our organization, planning, promotion and management of our customers’ events or the events which we have invested causing disruption to such events could (i) harm the business of our customers or our business, and we may face claims from our customers and/or end consumers for the losses they suffer; and (ii) affect our market reputation, which may diminish customers’ demand for our event management, design and/or merchandising services and/or put us in an inferior position in future competition for new service contracts or direct investment deals. We may also have to divert significant resources to (a) fix such errors, defects, interruptions or any other malfunction or safety issues and to ensure the events will continue to run smoothly; (b) rebuild confidence in our event management, design and/or merchandising services and our brand image; and (c) defend ourselves in or settle any potential legal claims. All these could adversely affect our reputation, business, results of operations and financial condition.

We depend on third-party vendors to assist us with the organization, planning, promotion and/or management of events.

We depend on local facilitators to assist us with the organization, planning, promotion and management of events outside of Hong Kong and human resources companies to supply us with temporary workers to assist us in the management of events in Hong Kong. We have not entered into any long-term contract with these third-party vendors and hence we do not have a guaranteed supply of these services. If any of these vendors were to cease, suspend or limit their services provided to us, or adversely modify supply terms or pricing, our ability to provide our event management services may be materially impaired. We cannot assure you that we will be able to obtain these services or acceptable substitutes from alternative vendors on commercially reasonable terms or at all. Moreover, the services provided by the local facilitators and the temporary workers supplied by the human resources companies in Hong Kong may be ineffective, all of which may adversely affect our ability to fulfill our contractual commitments to our customers. If we deliver substandard services to our customers, our customers may reduce our fees, terminate our service contracts or stop using our services in the future. They may also initiate legal proceedings against us. All these may increase our costs and damage our market reputation, which in turn may adversely affect our business, results of operations and financial condition.

We are dependent on third-party manufacturers for the production of merchandise, and any disruption to our relationship or their manufacturing operations could adversely affect our merchandising services.

All of the merchandise we sourced for our customers during the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024 were produced by third-party manufacturers located in the PRC. As such, we rely heavily on the ability and efficiency of third-party manufacturers to produce merchandise for our customers and third-party manufacturers play a vital role in our merchandising services. We do not enter into any long-term contracts with third-party manufacturers and purchase contracts are signed with them on a case-by-case basis depending on the needs and requirements of our customers. There is no assurance that all or any of the third-party manufacturers that we have worked with during the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024 will continue to produce merchandise for us at our desired quality and quantity, in a timely manner and on terms commercially acceptable to us. Any disruption to such third-party manufacturers’ production may inevitably have an impact on their ability to produce the merchandise in line with our required schedule. If any of such third-party manufacturers terminates its business relationship with us for any reason or if there were changes to the current business arrangements, we may be unable to source suitable and stable supply of merchandise from comparable alternative third-party manufacturers in a timely manner or on terms commercially acceptable to us. Any of the above may result in production delay which would adversely affect our ability to fulfil our customers’ orders and may result in our customers cancelling their sales orders with us or cause serious disruption to our customers’ business (for instance, merchandise sales account for a significant amount of revenue for an experience event). All these will in turn adversely affect our sales and profitability as well as our reputation and business prospects.

Moreover, as we do not enter into any long-term contracts with the third-party manufacturers, the contractual terms offered by them may also be susceptible to fluctuations with regard to pricing, timing, quality and the market condition at the time of negotiation. Any increase in their costs may be passed on to us but we might be unable to pass on all or part of the increase in costs to our customers, which may have a material adverse effect on our financial performance.

We rely on a limited number of key suppliers.

We face risks due to a high concentration of suppliers, where a significant portion of our supply chain relies on a limited number of key suppliers. For the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024 (excluding in-house staffs), cost of goods sold attributed to our five largest suppliers accounted for approximately 85.0%, 78.9% and 68.3% of our total cost of goods sold. Any disruptions, quality issues, pricing fluctuations, or operational difficulties with these suppliers could adversely affect our ability to source necessary materials or services, resulting in production delays, increased costs, or potential supply chain interruptions. Such dependencies expose us to risks of supply shortages, pricing volatility, and operational challenges, which could impact our financial performance and competitive position.

We may be exposed to IP infringement claims by third parties against IP owners, event organizers, ourselves and/or any other sub-licensees and if we fail to defend such claims, they could subject us to significant liabilities and other costs, and we may not be allowed to continue to use certain of the IP rights.

We specialize in organizing, planning, promoting and managing experience events, which typically involve IP owners granting event organizers (which are either our customers under service contracts or our licensors under direct investment deals) IP licenses of the licensed property for use in experience events in approved venues in a specified number of territories. Our success depends largely on our ability to use the licensed property to develop, organize, plan, promote and manage experience events without infringing the IP rights of third parties. We cannot assure you that third parties will not assert IP claims against the IP owners, event organizers, ourselves and/or any other sub-licensees during the course of the development, organization, planning, promotion and management of experience events. The validity and scope of those claims relating to the IP rights of the licensed property involve complex legal and factual questions and analysis, which can be uncertain and ambiguous. If third parties assert claims against the IP owners, event organizers, ourselves and/or any other sub-licensees for IP rights infringement, the IP owners, event organizers, ourselves and/or any other sub-licensees may need to defend the claims through legal proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel in defending against these third-party infringement claims, regardless of the merits. If the IP owners, event organizers, ourselves and/or any other sub-licensees fail to successfully defend such claims, we may be exposed to substantial liabilities to third parties and/or our customers and subject us to injunctions prohibiting the exploitation of the relevant licensed property, which may materially and adversely affect our business, results of operations and financial condition. Any infringement claim, whether with merits or not, may generate negative publicity which could harm our reputation.

If we are unable to protect the IP owners’ IP rights in the licensed property effectively, our business and reputation could suffer.

To protect their IP rights in the licensed property, the IP owners normally have very specific guidelines on the use of the licensed property, and we normally have to seek the IP owners’ prior approval on all proposed uses of the licensed property, which can be granted or rejected at the absolute discretion of the IP owners. We are also required to include appropriate copyright and trademark notices whenever any licensed property is being incorporated, displayed, exploited or otherwise used, as well as to inform the IP owner immediately in cases of any potential infringement of the IP owners’ IP rights in the licensed property. However, we cannot assure you that we will be able to fully comply with the above requirements and that the IP owners’ IP rights in the licensed property will be adequately protected. If we fail to comply with the above requirements or if we are unable to detect unauthorized use of the IP owners’ IP rights in the licensed property, or to take appropriate or timely steps to inform the IP owners of such unauthorized use, the IP owners may disapprove all plans and proposals we submit with respect to the experience events we organize, plan, promote and manage and this may harm our business and reputation, which in turn could adversely affect our business, results of operations and financial condition.

If we are unable to maintain and protect our IP, or if third parties assert that we infringe on their IP rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other IP such as the IP owners’ licensed property, information and business methods, our designs of merchandise and our customer lists. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our IP rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our IP rights may harm our business. Also, third parties may claim that our business operations infringe on their IP rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some products and/or services. IP is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage.

Any failure to maintain an effective quality control system may have a material adverse effect on our reputation, results of operations and financial condition.

As a merchandising service provider, quality control is a critical part of the supply chain management total solutions we provide to our customers. We have a quality control system for our merchandising staff to monitor and inspect the merchandise produced for our customers from the time of production of samples, procurement of raw materials to the merchandise being produced during inline production. If there is any significant failure or deterioration in our quality control system or if we fail to meet or conform to the required specifications of our customers, it may result in product returns and/or customer claims or complaints and we may lose the customer. All these could have a material adverse effect on our reputation, results of operations and financial condition.

The nature of our business exposes us to product liability claims.

A product liability claim attempts to hold the manufacturer or seller of a product accountable for allowing a defective product to enter into the stream of commerce. There are three types of defects in merchandise that may result in liability, namely design defects, manufacturing defects and defective warnings (which includes the failure to properly instruct a consumer on how to use the product). For instance, a merchandise may be flammable and does not meet local safety standards for fire and burn ratings and there is inadequate warning regarding flame and fire risks to the end consumers. There is no assurance that we and/or the third-party manufacturers engaged by us will not design, develop or manufacture any merchandise for our customers that are defective. If any defective merchandise designed, developed or manufactured by us and/or the third-party manufacturers engaged by us are subsequently sold by our customers, we may be exposed to product liability claims from our customers and/or their end consumers and we may have to recall all the defective merchandise in the market. Even if we managed to recall all the merchandise, or if we defend or settle such claims, our reputation, business, results of operations, financial condition and business prospects may be adversely affected.

Legal disputes or proceedings may expose us to liabilities, divert our management’s attention and adversely affect our reputation.

The success of an experience event will require the collaboration of several parties, including the IP owner, the event organizer, the event planner and other service providers, including without limitation the local facilitator (where applicable), venue operator, contractor, public relationship firm, ticketing platforms, caterers, forwarders, logistic companies, and hence the operation of an experience event is contract intensive. Although the event organizer is normally the party signing these contracts (save for the contract with the local facilitator), we occasionally sign some of these contracts as agent for and on behalf of the event organizer. In any case, as the event planner of the experience event, we are responsible for liaising with the various contracting parties and supervising the execution of these contracts, and hence might be drawn into disputes between these contracting parties from time to time. In direct investment deals, we step into the shoes of the event organizer and we will sign all these contracts ourselves and hence will be directly exposed to these disputes. Dealing with these disputes is generally time-consuming and may require us to incur legal fees that may not be indemnified by the event organizer. If the resolution of such disputes is in a manner adverse to our interests, that may harm our reputation. All these could adversely affect our business, results of operations and financial condition.

In any case, during the ordinary course of our business operations, we may be involved in legal disputes or proceedings relating to, among other things, IP disputes, contractual disputes and labor disputes. Such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, results of operations and financial condition.

If we become involved in material or protracted legal proceedings or other legal disputes in the future, we may need to incur substantial legal expenses and our management may need to devote significant time and attention to handle such proceedings and disputes, diverting their attention from our business operations. In addition, the outcome of such proceedings or disputes may be uncertain and could result in settlement or outcomes which may adversely affect our results of operations and financial condition.

Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.

The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in a country in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of these events could result in, among other things, operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions, which in turn could also cause consumer confidence and spending to decrease or result in increased volatility in Hong Kong and the Southeast Asian countries in which our customers have invested and global financial markets and economy. Such occurrences in the future could have a material adverse effect on us and could also have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Our business and operations may be materially and adversely affected in the event of a resurgence of the COVID-19 pandemic.

The events industry around the world, which generally rely on face-to-face experiences to provide more opportunities for deeper engagement, networking and interaction, had generally suffered a serious blow during the COVID-19 pandemic, due to measures adopted by the respective local governments to stop community spread of the COVID-19 pandemic. There was no exception to us, and we had to rely on the design and/or sale of merchandise and government subsidies for our survival. If the COVID-19 pandemic resurges and/or new variants of the COVID-19 virus evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If in-person events have to be rescheduled, postponed or cancelled or if we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to complete the agreed event management, design and/or merchandising services for our customers, experience a delay or shortage of raw materials, supplies and/or services by our suppliers, or termination of service contracts by our customers. In addition, if any of our employees are suspected of having contracted the COVID-19 virus, some or all of our employees may be quarantined thus causing a shortage of labor and we would be required to disinfect our office and event venues. In such event, our operations may be severely disrupted. If there is a resurgence of the COVID-19 pandemic, it may have a negative impact on the local, regional and global economy, which will have negative impacts on consumer spending and our customers’ businesses and hence our businesses will also be affected. All these may have a material and adverse effect on our business, results of operations and financial condition.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to, and the insurance premium may increase.

There can be no assurance that our current insurance will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, the insurance premium payable by us depends on various factors, including the scope and contract sum of the projects undertaken by us and our insurance claim track record. There is no assurance that the insurance premium payable by us will not increase or that our insurance coverage will not be reduced in the future. If we were held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected.

Our business could be adversely affected by information technology systems breakdown or disruption.

We depend on our information technology systems to (i) conduct market research; (ii) trace information on the contracts we have signed and the contracts signed between our customers and their other service providers; (iii) manage our work schedule; and (iv) review our performance. We also depend on our information technology systems to assist us in our (a) designs and drawings; (b) preparation of all relevant event proposals and plans; and (c) communication with third parties, such as our customers, the other service providers engaged by them and our suppliers. An extended breakdown or failure of our information technology systems could disrupt our operations and have an adverse effect on our business, results of operations and financial condition.

Fluctuations in foreign currency exchange rates may materially and adversely affect our financial condition and results of operations.

We are based in Hong Kong while all our suppliers of merchandise are based in the PRC. The brand owners, franchisees, distributors and local facilitators which we work with on overseas experience events are generally based overseas, such as in Malaysia and Thailand. Our reporting currency is Hong Kong Dollar while a portion of our overseas procurement is denominated in foreign currencies, such as Renminbi, Malaysian Ringgits and Thai Baht. As such, we are exposed to foreign currency risk as we trade in various foreign currencies. Fluctuations in foreign exchange are unpredictable as they may be caused by various factors, which would affect the gains and losses from transactions in currencies other than our reporting currency. We cannot assure you that we will not suffer any loss on foreign exchange in the future. Further, we do not have any forward contracts or other derivative instruments to manage our foreign exchange risks. In the event that we are unable to manage our foreign currency risks effectively or at all, our business, financial condition and results of operations may be materially and adversely affected.

The aging population may have an adverse effect on our business, results of operations and financial condition.

We specialize in organizing, planning, promoting and managing experience events, which typically involve IP licenses of licensed characters, the target audience of which are mainly young children, teenagers and young adults. The aging population in Hong Kong and the other Southeast Asia countries may hinder the growth of our business in the long run, as the demand for such experience events may gradually decrease due to the drop of birth rate in these countries. As such, a decrease in the size of the target audience together with an aging population may result in a decline in the demand for experience events, which may have an adverse effect on our business, results of operations and financial condition.

Our business may be subject to seasonal effects, which may adversely affect our liquidity and results of operations in certain seasons.

Our business generally experiences some effects of seasonal variations. Some of our customers tend to organize events during festive seasons such as New Year, Chinese New Year, Easter, Mid-Autumn Festival, Christmas or during the summer vacation, which may result in a fluctuation of our revenue. This seasonality factor may cause seasonal fluctuations in our financial results, which may adversely affect our liquidity and results of operations in certain seasons.

We may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to unseen factors such as the recurrence of the Pandemic, risks of war and regional conflicts. In the event of a sustained market deterioration, and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity in amounts or on terms acceptable to us, or at all. In addition, we have agreed for a period of 180 days after completion of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares or any securities convertible into or exchangeable for our shares either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriter. The existence of this provision may delay or prevent us from raising additional capital for the 180-day period following this offering. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our shares in this offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of our shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in Hong Kong and may not provide our management with as much or as accurate or timely information. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Ordinary Shares.

During the course of the audit of our consolidated financial statements for the years ended March 31, 2023, we and our auditor identified the following material weaknesses:

(i)	Over-reliance on Ms. Seto for management and approval of transactions. Our auditor recommended appointing a chief financial officer which has been done after March 31, 2024.

(ii)	We did not have a dedicated accounting system to maintain accounting records. Our auditor recommended that we subscribe and use a dedicated ERP system or equivalent software. We intend to allocate 10% of the net proceeds from the offering for upgrading our enterprise resource planning system.

(iii)	Lack of independent reviews over related party transactions. We had relied on Ms. Seto’s instructions to record related party transactions. Following the offering, all related party transactions will be reviewed by the audit committee on a semi-annual basis.

(iv)	We had not maintained adequate supporting documents at times. We intend to allocate 15% of the net proceeds from the offering to hire additional staff in the finance department to assist with this going forward.

(v)	We did not properly inspect our heads of accounting in relation to our leases, resulting in errors such as right-of-use assets being classified as fixed assets as well as with certain revenue recognition. We have already appointed a chief financial officer and have indicated that we will continue to appoint a qualified audit firm to assist us in reviewing and preparing accounts after the offering.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and the Nasdaq, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, as these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Risks Relating to Doing Business in Hong Kong

Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Our operations are located in Hong Kong. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different Hong Kong or PRC agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC that apply to Trendic in Hong Kong may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other PRC or Hong Kong government actions may:

●	intervene or interfere with our operations at any time;

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Any such interventions or actions could result in a material negative change in our operations, which could also negatively impact the value of our Class A Ordinary Shares.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including the regulation of certain activities in the United States and global securities markets, enhancing supervision over PRC-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since some of these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

Given recent statements made by the PRC government indicating an intent to exert more supervision and regulations over offerings conducted overseas and foreign investment in PRC-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and could also result in a material change in our operations and/or the value of our Class A Ordinary Shares, or even our ability to continue to offer securities to investors, in which case the value of our Class A Ordinary Shares could significantly decline or become worthless.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to achieve compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

In the event the PRC government restricts or prohibits cash transfers for Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.

Further, there are currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between us and Trendic. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Trendic See “Transfers of Cash to and from our Subsidiaries” on page 5 for more detailed discussion.

The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We are exposed to various risks and uncertainties stemming from the interpretations and implementations of laws and regulations in the PRC. These include, but are not limited to, the regulatory scrutiny of PRC companies’ overseas listings. Furthermore, we are susceptible to potential risks and uncertainties associated with future actions undertaken by the PRC government, which could potentially result in the disallowance of our organizational structure. Such an outcome would likely lead to a substantial transformation in our operational activities, and as a consequence, the value of our Class A Ordinary Shares may experience a significant depreciation or even become worthless.

We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, although we do not believe that we are currently subject to any such laws or regulations. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation have interpreted and enforced data privacy and protection laws and regulations within their respective areas.

In November 2016, the Standing Committee of China’s National People’s Congress passed the CSL, which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, or Draft Measures, which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas initial public offerings. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the State Administration for Market Regulation, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

According to the temporary application of Chinese laws related to cybersecurity to companies within China, companies established in Hong Kong are not within the scope of application. The Company is therefore currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK.

We do not expect to be subject to the cybersecurity review by the CAC, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none, of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and (iv) our operations are in HK, a Special Autonomous Region apart from mainland PRC. However, detailed implementation and interpretation related to network security are still under development. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us, where applicable and necessary.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations.

We may be subject to a variety of laws and other obligations regarding data protection in HK. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data, or the data user, shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO, or the Data Protection Principles, unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps so that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021, or the PDPAO, came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

We are of the view that we are not likely to be in breach of the PDPO and the PDPAO, for the following reasons: (i) using our products and services do not require providing applicable users’ personal information and (ii) we possess a minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy may continue to evolve. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Overseas Listing Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Overseas Listing Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Based on the above mentioned, given that (i) the Group currently does not have, nor does it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China; and (vi) no revenue of the Company is generated from the PRC, this offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. We are not subject to any PRC laws and regulations except to those applicable to Hong Kong listed in Annex III of the Basic Law. We do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares. As such, we have not applied for and we have not been denied any permissions or approvals. We believe, and we have been advised by our PRC legal counsel, that we do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares. As such, we have not applied for and we have not been denied any permissions or approvals.

Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, Guangdong Wesley Law Firm, the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on Nasdaq does not require fulfilling the filing procedure to the CSRC. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we or Trendic inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder not less than RMB 1 million but not more than RMB 10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. Our Group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the revised Archives Rules, came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

The Trial Overseas Listing Measures, and the revised Archives Rules as enacted, do not presently subject us to additional compliance requirements because we are not considered a PRC-based “domestic company” and are instead subject to general application of the Basic Law. However, we cannot assure you that they will not apply to us in the future. If they do eventually apply to us, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Overseas Listing Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of Trendic’s business, it may intervene in or influence our operations. Such governmental actions (i) could result in a material change in Trendic’s operations; (ii) could hinder our ability to continue to offer securities to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline in value or become worthless.

The HFCA Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, former SEC Chairman Jay Clayton and former PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three (3) consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three (3) to two (2) years, thus, reducing the period before their securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate our auditor completely.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made the Determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and the MOF governing inspections and investigations, to establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, provisions of the Accelerating Holding Foreign Companies Accountable Act were signed into law as part of the Consolidated Appropriations Act, amending the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Any lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our auditor, TAAD, is headquartered in Diamond Bar, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this prospectus, our offering is not affected by the HFCAA and related regulations. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, prescribes that Hong Kong’s current sovereignty will remain in effect for 50 years.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong.

Our operations in HK are subject to special PRC considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our operating results may be adversely affected by changes in the political and social conditions in HK, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things. Similarly, Hong Kong’s economy differs from the economies of most developed countries in many respects, including the amount of PRC government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Economic conditions in Hong Kong are sensitive to global economic conditions. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the offering price.

The offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our offering. If you purchase our Class A Ordinary Shares in our offering, you may not be able to resell those Class A Ordinary Shares at or above the offering price. We cannot assure you that our Class A Ordinary Shares’ offering price, or the market price following our offering, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in HK or the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of the securities of these Chinese companies after their offerings may affect the general perception and attitude of investors toward Chinese companies listed in the United. Consequently, these factors may impact the trading performance of our shares, notwithstanding our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The dual-class structure of our Class A Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of Class A Ordinary Shares of public companies on certain indices, including the S&P 500, that would exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of the total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Company may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the Nasdaq concurrently with this offering. In order to continue listing our Class A Ordinary Shares on the Nasdaq, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq in the future. If the Nasdaq delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we will endeavor to have our Class A Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts states from regulating their sale of those listed Class A Ordinary Shares. However, the law does permit states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of those listed Class A Ordinary Shares. Further, if our Class A Ordinary Shares are no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

Possible market volatility as a result of the substantial amount of Resale Shares being registered for resale

The [              ] Class A Ordinary Shares in aggregate offered by the Resale Shareholders may introduce risks such as increased market volatility or downward pressure on your share price, as discussed in more detail in the risk factor below, because the Resale Shareholders may be willing to accept a lower sales price than the price investors pay in the Offering. In addition, Nasdaq has ongoing listing requirements, including that if we fail to maintain a share price above $1 for a 30-day trading period, our Class A Ordinary Shares would be delisted from Nasdaq. The Class A Ordinary Shares offered in the Resale Offering could cause our share price to decrease below $1.00 for a 30-day trading period. Failure to maintain the listing standards of Nasdaq could result in our Class A Ordinary Shares being delisted and we would not have a national securities exchange as a platform to trade our shares, thus significantly negatively impacting the liquidity of our Class A Ordinary Shares in addition to the other risks discussed in more detail in the risk factor above.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering and from the sale of Class A Ordinary Shares by certain of our existing shareholders namely, Prime Crest Holdings Limited, Fuji Holdings Limited, Yield Rights Group Limited and Allied Target Limited, or collectively the Resale Shareholders, through the Resale Prospectus, or the perception that these sales could occur. Future sales, or perceived sales, of substantial amounts of the shares could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have [28,660,000] Class A Ordinary Shares and [1,000,000] Class B Ordinary Shares outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. The shares held by the Resale Shareholders do not form part of this offering and may be sold in the public market pursuant to the Resale Prospectus. The aggregate number of Class A Ordinary Shares being registered for resale exceeds the number of Class A Ordinary Shares being offered in this offering. As a result, a significant portion of our outstanding shares may become available for immediate resale following the offering, which could increase the supply of our Class A Ordinary Shares in the market and negatively impact the market price of our Class A Ordinary Shares. Given that the Resale Shareholders acquired their Class A Ordinary Shares at a discount to the public offering price, they may also, in selling their Class A Ordinary Shares, be willing to accept a lower sales price than the price investors pay in this offering, which could substantially lower the market price of our Class A Ordinary Shares. Class A Ordinary Shares. We cannot predict what effect, if any, market sales of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

There will be 30,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares until 180 days after the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriter may release these securities from these restrictions at any time.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. Since it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These negative opinions have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any negative opinions of short sellers, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our Class A Ordinary Shares.

Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we may not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, regulatory restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

Because our offering price is substantially higher than our net tangible book value per Class A Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in the assumed completion of this offering, you will pay substantially more than the corresponding amount paid by existing shareholder for their shares and more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[●] per Class A Ordinary Share, representing the difference between our net tangible book value per Class A Ordinary Share of US$[●] as of September 30, 2024, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Class A Ordinary Shares offered by us as stated on the cover page of this prospectus and an assumed public offering price of US$[●] per Class A Ordinary Share (being the mid-point of the offer price range set forth on the cover of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of our net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering as discussed under “Use of Proceeds”. However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we become classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as our Company will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, in future taxable years, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Ms. Seto beneficially owns approximately [76.40]% of our issued and outstanding Class A Ordinary Shares. Ms. Seto is also our chief executive officer and director. Upon completion of this offering, she will be the beneficial owner of an aggregate of 21,236,240 Class A Ordinary Shares which will represent 70.81% of the then total issued and outstanding Class A Ordinary Shares. In addition, Ms. Seto holds [1,000,000] Class B Ordinary Shares which entitles her to [twelve (12) votes] any matter on which the action of shareholders is sought and is convertible into one Class A Ordinary Share at any time. Ms. Seto’s aggregate voting power upon completion of this offering will be 79.13%.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Upon the completion of this offering, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we are permitted to elect to rely, and may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Accordingly, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the offering. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We currently do not plan to rely on these exemptions although we may in the future elect to so rely.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Ordinary Shares on Nasdaq, we may rely on provisions in the Nasdaq corporate governance listing standards that allow us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we may be exempt from the Nasdaq regulations that require a listed U.S. company to:

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	have regularly scheduled executive sessions with only independent directors; and

●	seek shareholders’ approval for prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum of association of our Company adopted on July 5, 2024 and as supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our Registration Statement of which this prospectus forms a part, or Memorandum of Association, and Articles of Association, the Companies Act and the common law of the Cayman Islands. We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering, a copy of which is filed as Exhibit 3.2 to our Registration Statement of which this prospectus forms a part. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which is generally persuasive authority, but is not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum of Association and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum of Association and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders will be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or Controlling Shareholder than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Because we are a Cayman Islands company and all of our business is conducted in Hong Kong, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Although we are a Cayman Islands exempted company, we conduct all of our operations in Hong Kong and all of our assets are located in Hong Kong and all of our assets are located outside of the United States. In addition, the majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies. Moreover, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, the next determination will be made with respect to us on [September 30, 2025]. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would be required to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial amount of our management’s time as a result of becoming a public company and the eventual listing of our Class A Ordinary Shares on the Nasdaq.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, we will incur additional legal, accounting and other expenses as a public reporting company that we did not incur as a private company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds immediately after the completion of this offering or in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholder, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our compensation of directors and executive officers may not be publicly available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers based on previously agreed targets for the business. Shares (or the cash equivalent) may be awarded under the 2024 Equity Incentive Plan (as defined below).

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Class A Ordinary Shares of approximately US$[●] based upon an assumed offering price of US$[●] per share (being the midpoint of the range set forth on the cover page of this prospectus), of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$[●] payable by us. We will not receive any proceeds from the sale of Class A Ordinary Shares by the Selling Shareholder or the Resale Shareholders.

Each US$[●] increase (decrease) in the assumed offering price of US$[●] per share (being the midpoint of the offer price range stated on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by US$[●], assuming the number of Class A Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We currently intend to use the net proceeds of this offering as follows:

(i)	approximately [10%] to acquire multi-territorial IP license;

(ii)	approximately [10%] to set up our own ticketing platform;

(iii)	approximately [15%] for possible strategic acquisitions;

(iv)	approximately [15%] to expand our marketing department and financing and administration department;

(v)	approximately [10%] for upgrading our enterprise resource planning system;

(vi)

approximately [10]% for repayment of loans made by Ms. Seto to us in connection with the payment of costs and expenses in connection with this offering and obtaining a listing of our Shares on the Nasdaq. The facility is unsecured, interest-free in the aggregate amount of up to HK$12,000,000 (equivalent to US$1,025,000). As at the date of this prospectus, the amount drawn down is approximately HK$[●] (approximately US$[●]) and is repayable on the earlier of the completion of this offering and September 30, 2025; and

(vii)	the balance for working capital and other corporate purpose.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of [●]:

●	on an actual basis; and

●	on an as adjusted giving effect to the completion of the firm commitment offering at an assumed public offering price of US$[●] per share (being the midpoint of the range set forth on the cover page of this prospectus) and basis to reflect (i) the above; and (ii) the issuance and sale of [●] Class A Ordinary Shares by us in this offering at an initial public offering price of US$[ ] per Class A Ordinary Share after deducting underwriting discounts and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2024
Shareholders’ Equity	Actual	As Adjusted
	HK$’000	HK$’000

Class A Ordinary Shares US$0.0001 par value per share; 1,000,000,000 authorized as of [●], 2025; Class A Ordinary Shares issued and outstanding and [●] Class B Ordinary Shares on an actual basis, Class A Ordinary Shares issued and outstanding and [●] Class B Ordinary Shares on a pro forma basis and Class A Ordinary Shares and [●] Class B Ordinary Shares outstanding on an as adjusted basis (assuming [●] Class A Ordinary Shares to be issued in this offering)

	[●]	[●]
Additional paid-in capital	[●]	[●]
Retained earnings	[●]	[●]
Net income	[●]	[●]
Special dividend distribution	[●] )	[●]
Total Shareholders’ Equity	[●]	[●]
Non-controlling interest	[●]	[●]
Total Capitalization	$ [●]	$ [●]

The number of our Class A Ordinary Shares to be outstanding after this offering is based on [●] Class A Ordinary Shares outstanding as of [●].

DIVIDEND POLICY

For the year ended March 31, 2024, Trendic declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. No dividend was declared or paid for the year ended March 30, 2023. For the six months ended September 30, 2023 and 2024, no dividend was declared or paid by Trendic to its then existing shareholders.

We have adopted a dividend policy, according to which our board of directors will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) our consolidated operating and financial results; (b) our cash flow situation; (c) our business strategies and future operations and earnings; (d) taxation considerations; (e) interim dividends paid, if any; (f) capital requirements and expenditure plans; (g) statutory and regulatory restrictions; and (h) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by Trendic for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to Trendic through loans or capital contributions. Trendic is permitted under the laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds. If Trendic incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, Trendic has not experienced any difficulties or limitations on its ability to pay dividends; nor does it maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

DILUTION

Investors purchasing our Class A Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Class A Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Class A Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Class A Ordinary Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Class A Ordinary Shares. After giving effect to the sale of Class A Ordinary Shares in this offering by the Company at an initial public offering price of US$[●] per Class A Ordinary Share (being the midpoint of the range set out on the cover of this prospectus), after deducting US$[●] in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of September 30, 2024 would have been approximately US$[●], or US$[●] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Class A Ordinary Share to our existing stockholders and an immediate dilution of US$[●] per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per Class A Ordinary Share(1)	[●]
Historical net tangible book value per Class A Ordinary Share as of September 30, 2024	[●]
Increase in as adjusted net tangible book value per Class A Ordinary Share attributable to the investors in this offering	[●]
Pro forma net tangible book value per Class A Ordinary Share after giving effect to this offering	[●]
Dilution per Class A Ordinary Share to new investors participating in this offering	[●]

(1)	Being the midpoint of the range set out on the cover of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data for the financial years ended March 31, 2023 and 2024, and for the six months ended September 30,2023 and 2024 have been derived from our unaudited consolidated financial statements. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the provisions of the IFRS. Our historical results do not necessarily indicate results expected for any future period.

The following table shows key components of our results of operations during the six months ended September 30, 2023 and 2024.

	Six months ended September 30,
	2023	2024
	HKD	HKD

Revenues	$3,545,487	$30,462,186
Revenues, related party	227,588	552,166
Total Revenues, net	3,773,075	31,014,352

Costs and expenses:
Cost of revenue	(2,042,940)	(19,736,299)
Cost of revenue – related party	-	(468,350)
	(2,042,940)	(20,204,649)
Selling, general and administrative expenses	(72,454)	(4,226,640)
Research and development	-	(660,000)
Amortization	-	(2,318,444)
Impairment of rights of use assets	-	(111,136)
Depreciation	(149,906)	(238,649)

Profit from operations	1,507,775	3,254,834

Other income/(expenses):
Interest income	354	38,676
Finance costs	(129,176)	(232,971)
Other income	-	1,000
Total other income/(expenses), net	(128,822)	(193,295)

Profit before income taxes	1,378,953	3,061,539

Income tax expense	(23,000)	(350,000)

NET PROFIT	$1,355,953	$2,711,539

The following table shows key components of our results of operations during the fiscal years ended March 31, 2023 and 2024.

	Year Ended March 31,
	2023	2024
	HKD	HKD

Revenues	$1,137,909	$20,103,097
Revenues, related party	2,477,228	337,586
Total Revenues, net	3,615,137	20,440,683

Costs and expenses:
Cost of revenue	(3,262,588)	(11,360,489)
General and administrative expenses	(490,636)	(666,286)
Depreciation	(206,006)	(294,083)

Profit/(Loss) from operations	(344,093)	8,119,825

Other income/(expenses):
Interest income	441	22,995
Finance costs	(179,651)	(246,262)
Other income	40,520	180,663
Total other income/(expenses), net	(138,690)	(42,604)

Profit/(Loss) before income taxes	(482,783)	8,077,221

Income tax expense	-	(988,347)

NET PROFIT/(LOSS)	$(482,783)	$7,088,874

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are an event management service provider based in Hong Kong with over eight years of experience in managing the entire or part of the event lifecycle for our customers. Events encompass a range of public and private events, from trade shows, conferences, concerts, exhibitions, charity galas, brand promotion events to internal corporate events. For enterprises, events offer a highly effective way to maximize their engagement with customers, helping enterprises to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy, such as promotion of a brand by satisfied customers through customers sharing positive experiences on social media, providing referrals to friends and family, or simply telling others about the brand.

We specialize in assisting event organizers in organizing, planning, promoting and managing themed touring walk-through experience events, or experience events, for intellectual property owners, or IP owners, of characters in well-publicized animated cartoons and/or live action theatrical motion pictures, each a licensed character. This type of experience events typically involve an intellectual property license, or IP license, from the IP owner to an event organizer, giving the event organizer the right to develop, organize, plan, promote and manage experience events relating to the licensed character and other licensed properties, including the name of the licensed character, title of the animated cartoon/live action theatrical motion picture, costumes, environmental settings, plot elements and artwork together as the licensed property in approved venues in a specified number of territories. During the experience event, event attendees may separately purchase, in designated area(s) at the approved venue, (i) various interactive activities and/or entertainment, including hands-on active-play/participation and/or media-based activities, such as green-screen photo/video capturing activities where guests are offered the opportunity to have their photo and/or video taken using green-screen capture technology, or the interactive opportunities; (ii) custom-made merchandise featuring the licensed property that are commissioned specially for the experience event, or the custom-made merchandise, as well as other licensed merchandise featuring the licensed property that are supplied by the IP owners and/or its licensee(s); and (iii) food and beverage products.

Apart from organizing, planning, promoting and managing experience events, we also engage in the design and/or sale of merchandise, such as merchandise sold in concert venues and merchandise used as gift with purchase by our customers, as well as event management for brands, such as setting-up and running of pop-up stores and organizing store opening/product launch press events for labels.

During the COVID-19, pandemic most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. When things started to normalize after the COVID-19 pandemic, our business primarily focused on event management business again.

During the six months ended September 30, 2024, we started to be an event organizer for events.

For the six months ended September 30, 2023 and 2024, our net revenue amounted to approximately HK$3.8 million and approximately HK$31.0 million, respectively, representing an increase of approximately 722%. Due to our business expansion as event organizer for events and the end of the COVID-19 pandemic lock down policies by the HK government, we recorded a net profit for the six months ended September 30, 2023 amounting to approximately HK$1.36 million compared to a net profit for the year ended September 30, 2024 amounting to approximately HK$2.71 million.

For the years ended March 31, 2023 and 2024, our net revenue amounted to approximately HK$3.6 million and approximately HK$20.4 million, respectively, representing an increase of approximately 465%. Due to our business expansion and the end of the COVID-19 pandemic lock down policies by the HK government, we recorded a net loss for the year ended March 31, 2023 amounting to approximately HK$0.48 million compared to a net profit for the year ended March 31, 2024 amounting to approximately HK$7.09 million.

Description and Analysis of Principal Components of Our Results of Operations for the six months ended September 30, 2023 and 2024

The following table shows key components of our results of operations during the six months ended September 30, 2023 and 2024.

	Six months ended September 30,
	2023	2024
	HKD	HKD

Revenues	$3,545,487	$30,462,186
Revenues, related party	227,588	552,166
Total Revenues, net	3,773,075	31,014,352

Costs and expenses:
Cost of revenue	(2,042,940)	(19,736,299)
Cost of revenue – related party	-	(468,350)
	(2,042,940)	(20,204,649)
Selling, general and administrative expenses	(72,454)	(4,226,640)
Research and development	-	(660,000)
Amortization	-	(2,318,444)
Impairment of rights of use assets	-	(111,136)
Depreciation	(149,906)	(238,649)

Profit from operations	1,507,775	3,254,834

Other income/(expenses):
Interest income	354	38,676
Finance costs	(129,176)	(232,971)
Other income	-	1,000
Total other income/(expenses), net	(128,822)	(193,295)

Profit before income taxes	1,378,953	3,061,539

Income tax expense	(23,000)	(350,000)

NET PROFIT	$1,355,953	$2,711,539

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Six Months Ended September 30, 2023 Compared to September 30, 2024

Revenue

We derive our revenue from the provision of event management services, sale of goods and ticketing, sponsorship and design services. Revenue from provision of event management services represented revenue derived from events planning, development and operation services. Sales of goods represented revenue derived from procurement and sales of goods/drinks to customers from events and non-events and ticketing represented tickets sold and used for events. Sponsorship income represented titleship for the events. Video production income represented revenue from video production at event requested by customers. Design services represented revenue from design services as requested by customers. The following table sets forth our revenue for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	HKD	HKD

Provision of event management services	$251,102	$4,423,413
Sales of goods and tickets
Tickets	-	7,202,453
Sales of goods and cafe from events	1,351,286	5,837,873
Sales of goods and café from non-events	1,445,687	831,218
	2,796,973	13,871,544

Sponsorship	-	3,769,374
Video production	-	8,950,021
Design and others	725,000	-

Total:	$3,773,075	$31,014,352

Our total revenue increased by approximately HK$27.2 million, or approximately 722%, to approximately HK$31.0 million for the six months ended September 30, 2024 from approximately HK$3.8 million for the six months ended September 30, 2023. This increase was mainly attributable to the end of the COVID-19 pandemic lock down policies in or around March 2023, resulting in the revival of in-person events and we entered into more contract of contract for manage exhibition after that. Moreover, the increase of our event related income was because we started to act as event organizer/co-organizer for events during the six months ended September 30, 2024, enhancing our revenue stream from events such as sales of tickets, sponsorship and video production requested by a customer.

Cost of revenues

	Six months ended September 30,
	2023	2024
	HKD	HKD

Sub-contracting fee from event facilitators	$-	$4,788,530
Ticketing platform	-	225,575
Cost of goods sold for IP products	1,276,503	2,307,012
Staff costs	702,351	2,930,741
Royalty fee	39,000	1,343,941
Design and renovation	-	4,124,635
Equipment rental	-	1,024,424
Video production costs	-	1,672,824
Other costs	25,086	1,786,967
Total:	$2,042,940	$20,204,649

For the six months ended September 30, 2023 and 2024, our cost of revenues was mainly comprised of cost of goods sold for IP products, staff costs, subcontracting fees from event facilitators, royalty fees for short term use of IP, design and renovation, and other costs related to events. For the six months ended September 30, 2023 and 2024, our cost of revenues amounted to approximately HK$2.0 million and HK$22.5 million, respectively. The increase in costs of revenue during the six months ended September 30, 2024 was in line with the increase in revenue due to business expansion.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	HKD	HKD

Accounting fee	$-	$48,000
Bank charges	260	42,186
Insurance expenses	25,347	20,755
Staff payroll costs	30,920	1,082,423
Listing fees	-	1,933,527
Legal and professional fees	4,055	188,842
Travelling expenses	-	83,017
Marketing fee for events	-	513,097
Office expenses	8,891	107,549
Sundries	2,981	207,244
Total:	$72,454	$4,226,640

Our general and administrative expenses amounted to approximately HK$0.07 million and approximately HK$4.89 million for the six months ended September 30, 2023 and 2024, respectively. The increase was mainly due to (i) listing fees such as audit, legal and such fees are IPO related expenses that do not qualify for capitalization as deferred offering cost; (ii) the increase in staff costs due to increase in staff and insurance purchased as designated contribution to Ms. Seto; and business expansion during the six months ended September 30, 2024.

Research and development

Research and development mainly represented research and development expenses incurred for our website and e-ticket platform. Research and development expenses amounted to nil and approximately HK$0.66 million, respectively, during the six months ended September 30, 2023 and 2024.

Amortization

Amortization mainly represented amortization expenses incurred from licenses acquired for the events. Amortization expenses amounted to nil and approximately HK$2.3 million, respectively, during the six months ended September 30, 2023 and 2024.

Impairment of rights of use assets

Impairment of rights of use assets mainly represented impairment made due to uncertainty on future economic benefits on relevant rights of use assets. Impairment of rights of use assets amounted to nil and approximately HK$0.11 million, respectively, during the six months ended September 30, 2023 and 2024.

Depreciation

Depreciation mainly represented depreciation expenses incurred for equipment and right-of-use assets for office premises and motor vehicles. Depreciation amounted to approximately HK$0.15 million and approximately HK$0.24 million, respectively, during the six months ended September 30, 2023 and 2024.

Other Income/ (Expense), Net

The following table sets forth the breakdown of our other income/(expense) for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	HKD	HKD
Bank interest income	$354	$38,676
Finance costs	(129,176)	(232,971)
Others	-	1,000
Total	$(128,822)	$(193,295)

Finance costs represented the interest expenses for bank borrowings and finance lease during the years ended March 31, 2023 and 2024. The increase in finance costs was mainly attributable to the increase of bank borrowings during the six ended September 30, 2024.

Income Tax Expenses

During the six months ended September 30, 2023 and 2024, the income tax expenses of approximately HK$0.02 million and HK$0.35 million, respectively were recognized as we generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

Net Profit

As a result of the foregoing, our net profit for the six months ended September 30, 2023 and 2024 amounted to approximately HK$1.36 million and approximately HK$2.71 million, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily relate to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023	2024
	HKD	HKD
Net cash provided by/(used in) operating activities	$426,487	$(7,893,870)
Net cash provided by/(used in) investing activities	354	(5,333,101)
Net cash provided by/(used in) financing activities	(567,448)	10,773,040
Net change in cash and cash equivalent	(140,067)	(2,453,931)
BEGINNING OF PERIOD	328,214	3,817,083
END OF PERIOD	$187,607	$1,363,152

Cash flows from operating activities

For the six months ended September 30, 2024, our net cash used in operating activities was approximately HK$7.89 million, which primarily consisted of our net profit before tax of approximately HK$3.06 million, mainly adding back (i) the non-cash depreciation of right of use assets and equipment of approximately HK$0.24 million and finance costs of approximately HK$0.23 million, (ii) the impairment of approximately HK$0.11 million; (iii) the increase in amortization of licenses of approximately HK$2.32 million, (iv) the increase in contract assets for upcoming events of approximately HK$2.78 million, increase in inventory of approximately HK$1.49 million, increase in accounts receivable of approximately HK$6.22million for receivables not yet settled as at September 30, 2024, the increase in deposits, prepayments and other receivables of approximately HK$1.56 million, the increase in amount due from related parties of approximately HK$2.13 million, the increase in amount due from/(to) joint operation parties of approximately HK$1.65 million and was partially offset by (v) increase in trade and other payable of approximately HK$0.91 million for payables incurred for upcoming events and increase in contract liabilities of approximately HK$1.10 million due to advanced payment from customer for provision of event services to be performed subsequent to the balance sheet date.

For the six months ended September 30, 2023, our net cash provided by operating activities was approximately HK$0.43 million, which primarily consisted of our net profit before tax of approximately HK$1.38 million, mainly adding back (i) the non-cash depreciation of right of use assets of approximately HK$0.15 million and finance costs of approximately HK$0.13 million, (ii) the increase in contract assets of approximately HK$0.59 million and the increase in accounts receivable of approximately HK$1.72 million and (iii) the increase in trade and other payable of approximately HK$1.07 million.

Cash flows from investing activities

For the six months ended September 30, 2024, our net cash provided by/(used in) investing activities was approximately HK$0.04 million from interest income and intangible assets acquired of approximately HK$5.37 million.

For the six months ended September 30, 2023, our net cash provided by investing activities was only HK$354 from interest income.

Cash flows from financing activities

For the six months ended September 30, 2024, our net cash provided by financing activities was approximately HK$10.78 million which was mainly due to the increase of proceeds from a shareholder of HK$7.07 million and the increase in bank overdraft of HK$5.59 million and the increase in bank borrowings of approximately of HK$2.88 million, and partially offset by the payments to a shareholder of approximately HK$4.07 million.

For the six months ended September 30, 2023, our net cash used in financing activities was approximately HK$0.57 million which was mainly due to the increase of proceeds from a shareholder of HK$1.24 million, partially offset by the payments to a shareholder of approximately HK$1.33 million, the repayment of bank borrowings of approximately 0.22 million and lease liabilities of approximately HK$0.13 million.

Capital commitments

As of March 31, 2024 and September 30, 2024, we did not have any capital commitments.

Key Factors Affecting our Results of Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus. These factors include the following:

●	Economic conditions of Hong Kong and Asian markets: our revenues may significantly be affected by economic conditions of places for the events to be convened for events and sold of goods. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of customers for the events and purchased of IP products, which in turn may decrease their need on overall our services and products, and affect our operating business performance;

●	Dependence on key customer: our revenues may significantly be affected by the demands of our key customer due to market competitions such as pricing strategy offered by competitors;

●	Limited vendors for events facilitators and IP products: our costs for goods to be sold for IP products may significantly be affected due to limited vendors for events facilitators and IP products;

●	Dependence on co-organizer/joint operation parties: our revenue and costs for event may significantly be affected due to co-organizer/joint operation parties performance;

●	Ability to manage staff costs: any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively;

Off-Balance Sheet Transactions

As of September 30, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with IFRS accounting standards. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

●	Revenue Recognition

The Company adopted Accounting Standards Revenue from Contracts with Customers (IFRS 15), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Revenue related to event planner

The Company identified the following three types of performances under the event management contract: i) events planning, design, development and operation, or the Event Management Services; ii) Procurement and sales of goods (including but not limited to IP goods, drinks, tickets) to customer; iii) sponsorship commission income. The Company’s revenue is derived from contracts with customers in the rendering of Event Management Services, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services when the events start. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The duration of the service period is usually less than one year. The Company recognize Event Management Services revenue when the event starts and during the event period ratably because: i) Based on the contract terms, none of parties that entered into the contract can terminate, and find other vendors to substitute the services; ii) And the customer benefits from our service beginning at the point of the event started to the event completion. The Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The event management contract price is lump sum basis, consisted of sales of goods and Event Management Services consideration. For allocation of transaction price of sales of goods and Event Management Services, the company applied cost plus margin method to determine the sales of goods revenue based on standalone sales of goods gross margin, and allocate the remaining provision consideration into event management services. For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any).

For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

Revenue related to event organizer

The Company obtained IP directly from IP owner and authorized to convene events as organizer or co-organizer. The Company identified the following four types of performances under the event: i) sales of event tickets for the events; ii) Procurement and sales of goods (including but not limited to IP goods and drinks) to customer; iii) sponsorship commission income and (iv) ad hoc requested by customer say video production for the event

The Company sold the event tickets through on site or sales platform. For event tickets income, it is recognized upon the provision of events.

The Company sold the goods at the event. Revenue from sales of goods is recognized at a point in time when control of the goods has been transferred to the customers. Control is primarily evidenced by taking physical possession and inventory risk of the goods. The Group controls the goods and determines the selling price or allocated selling price (under event management services contracts) of the good before the good is transferred to the customers.

For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any). For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

For ad hoc income say video production, it is recognized upon the video delivered and confirmed by customer.

For events have co-organizer, the revenue recognition is similar the above under heading revenue related to event organizer but proportion based on agreed terms to the agreement with joint operations parties. Please refer to interest in joint operations paragraph in Note 2.

Design

Revenue from designed services is recognized over the time. The revenue generated from design services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of design services. The design services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. The Group recognizes revenues from design services on a monthly basis when it satisfies its performance obligations throughout the contract terms. Because the design works were performed by inhouse designer and/or monitored by in-house designer through external designer (value added services), the Company controls the specified designed services before that services are transferred to a customer and the Company will determine the selling price, and thus, the Company is principal instead of agent for design services.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited consolidated financial statements, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024 and September 30, 2024, cash and bank balances of HKD3,817,083 and HKD1,363,152 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD500,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2024 and September 30, 2024, there were accounts receivables of HKD826,687 and HKD7,041,845, respectively. Two of customers as at March 31, 2024 and September 30, 2024 are amounted to 10% or more of the total consolidated amounts.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. Our policy is to ensure that we have sufficient cash to meet our liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Description and Analysis of Principal Components of Our Results of Operations for the years ended March 31, 2023 and 2024

The following table shows key components of our results of operations during the fiscal years ended March 31, 2023 and 2024.

	Year Ended March 31,
	2023	2024
	HKD	HKD

Revenues	$1,137,909	$20,103,097
Revenues, related party	2,477,228	337,586
Total Revenues, net	3,615,137	20,440,683

Costs and expenses:
Cost of revenue	(3,262,588)	(11,360,489)
General and administrative expenses	(490,636)	(666,286)
Depreciation	(206,006)	(294,083)

Profit/(Loss) from operations	(344,093)	8,119,825

Other income/(expenses):
Interest income	441	22,995
Finance costs	(179,651)	(246,262)
Other income	40,520	180,663
Total other income/(expenses), net	(138,690)	(42,604)

Profit/(Loss) before income taxes	(482,783)	8,077,221

Income tax expense	-	(988,347)

NET PROFIT/(LOSS)	$(482,783)	$7,088,874

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2024

Revenue

We derive our revenue from the provision of event management services, sale of goods and design services. Revenue from provision of event management services represented revenue derived from events planning, development and operation services. Sales of goods represented revenue derived from procurement and sales of goods to customers from events and non-events. Design services represented revenue from design services as requested by customers. The following table sets forth our revenue for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	HKD	HKD

Provision of event management services	$1,907,953	$6,733,049
Sales of goods
Sales of goods from events	-	5,842,727
Sales of goods from non-events	1,210,704	5,616,637
	1,210,704	11,459,364

Design and others	496,480	2,248,270

Total:	$3,615,137	$20,440,683

Our total revenue increased by approximately HK$16.8 million, or approximately 465%, to approximately HK$20.4 million for the year ended March 31, 2024 from approximately HK$3.6 million for the year ended March 31, 2023. This increase was mainly attributable to the end of the COVID-19 pandemic lock down policies resulting in the revival of in-person events and the increase of our provision of event management services and sales of goods sold during the year ended March 31, 2024. There were no sales of goods from events during the year ended March 31, 2023 due to the fact that we only provided event management services without sales of goods for the event during the year ended March 31, 2023.

For the years ended March 31, 2023 and 2024, revenue was mainly generated from clients located in Hong Kong.

Cost of revenues

	Year ended March 31,
	2023	2024
	HKD	HKD

Sub-contracting fee from event facilitators	$1,030,637	$1,746,648
Cost of goods sold for IP products	924,011	5,068,822
Staff costs	857,749	1,746,232
Royalty fee	321,200	297,909
Other costs	128,991	2,500,878
Total:	$3,262,588	$11,360,489

For the years ended March 31, 2023 and 2024, our cost of revenues was mainly comprised of cost of goods sold for IP products, staff costs, subcontracting fees from event facilitators, royalty fees for short term use of IP and other costs related to rental equipment for events and decoration. For the years ended March 31, 2023 and 2024, our cost of revenues amounted to approximately HK$3.2 million and HK$11.4 million, respectively. The increase in costs of revenue during the year ended March 31, 2024 was in line with the increase in revenue from provision for event management and sales of goods.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended March 31, 2023 and 2024:

	Year Ended March 31,
	2023	2024
	HKD	HKD
Accounting fee	$16,000	$24,000
Bank charges	12,051	3,760
Insurance expenses	3,298	30,376
Staff costs	395,000	232,956
Office expenses	17,954	329,360
Miscellaneous such as company directory, business trip and sundry expenses	46,333	45,834
Total:	$490,636	$666,286

Our general and administrative expenses amounted to approximately HK$0.49 million and approximately HK$0.67 million for the years ended March 31, 2023 and 2024, respectively. The increase was mainly due to the increase in office expenses for software purchased during the year ended March 31, 2024.

Depreciation

Depreciation mainly represented depreciation expenses incurred for equipment and right-of-use assets for office premises and motor vehicle. Depreciation amounted to approximately HK$0.2 million and approximately HK$0.3 million, respectively, during the years ended March 31, 2023 and 2024.

Other Income/ (Expense), Net

The following table sets forth the breakdown of our other income/(expense) for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	HKD	HKD
Government grant	$48,000	$178,124
Bank interest income	441	22,995
Finance costs	(179,651)	(246,262)
Gain/(Loss) on early termination of leases	(7,480)	2,539
Total	$(138,690)	$(42,604)

Other income/(expenses) mainly represented government grant received in relation to the funding support from the Employment Support Scheme under the Anti-epidemic Fund during the year ended March 31, 2023 and technology voucher program set up by the Hong Kong Government during the year ended March 31, 2024. Finance costs represented the interest expenses for bank borrowings and finance lease during the years ended March 31, 2023 and 2024. The decrease in other expenses was mainly attributable to the net result of the increase of one-off government subsidies in relation to technology voucher program during the year ended March 31, 2024 and increase in finance costs.

Income Tax Expenses

During the year ended March 31, 2023, there was no income tax expenses. We generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

During the year ended March 31, 2024, the income tax expenses of approximately HK$0.99 million was recognized as we generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

Net Profit/(Loss)

As a result of the foregoing, our net profit for the six months ended September 30, 2023 amounted to approximately HK$3.8 million while our net profit for the six months ended September 30, 2024 amounted to approximately HK$31 millioin, and our net loss for the year ended March 31, 2023 amounted to approximately HK$0.48 million while our net profit for the year ended March 31, 2024 amounted to approximately HK$7.09 million.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	HKD	HKD
Net cash provided by/(used in) operating activities	$(239,813)	$8,281,946
Net cash provided by/(used in) investing activities	441	(110,860)
Net cash provided by/(used in) financing activities	232,338	(4,682,217)
Net change in cash and cash equivalent	(7,034)	3,488,869
BEGINNING OF YEAR	335,248	328,214
END OF YEAR	$328,214	$3,817,083

Cash flows from operating activities

For the year ended March 31, 2024, our net cash generated from operating activities was approximately HK$8.3 million, which primarily consisted of our net profit before tax of approximately HK$8.1 million, mainly adding back (i) the non-cash depreciation of right of use assets of approximately HK$0.29 million and finance costs of approximately HK$0.25 million, (ii) the increase in contract assets for upcoming events of approximately HK$4.3 million, increase in accounts receivable of approximately HK$0.8 million for receivables not yet settled as at March 31, 2024 and was partially offset by (iii) increase in trade and other payable of approximately HK$1.4 million for payables incurred for upcoming events and increase in contract liabilities of approximately HK$3.6 million due to advanced payment from customer for provision of asset management services to be performed subsequent to the balance sheet date.

For the year ended March 31, 2023, our net cash used in operating activities was HK$0.24 million, which primarily consisted of our net loss before tax of HK$0.48 million, mainly adding back (i) the non-cash depreciation of right of use assets of approximately HK$0.2 million and finance costs of approximately HK$0.18 million, (ii) the increase in deposit, prepayment and other receivables of approximately HK$0.14 million mainly due to new office premises lease entered during the year.

Cash flows from investing activities

For the year ended March 31, 2024, our net cash used in investing activities was approximately HK$0.11 million, for the purchase of equipment.

For the year ended March 31, 2023, our net cash provided by investing activities was only HK$441 from interest income.

Cash flows from financing activities

For the year ended March 31, 2024, our net cash used in financing activities was approximately HK$4.7 million which was mainly due to the net increase of amount due from a shareholder of HK$3.7 million and the repayment of bank borrowings and lease liabilities.

For the year ended March 31, 2023, our net cash provided by financing activities was approximately HK$0.23 million which was the net result of the proceeds from bank borrowings of approximately HK$3.6 million, the net increase in due from a shareholder and repayment of bank borrowings and lease liabilities.

Capital commitments

As of March 31, 2023 and 2024, we did not have any capital commitments.

Key Factors Affecting our Results of Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus. These factors include the following:

●	Economic conditions of Hong Kong and Asian markets: our revenues may significantly be affected by economic conditions of places for the events to be convened for events and sold of goods. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of customers for the events and purchased of IP products, which in turn may decrease their need on overall our services and products, and affect our operating business performance;

●	Dependence on key customer: our revenues may significantly be affected by the demands of our key customer due to market competitions such as pricing strategy offered by competitors;

●	Limited vendors for events facilitators and IP products: our costs for goods to be sold for IP products may significantly be affected due to limited vendors for events facilitators and IP products;

●	Ability to manage staff costs: any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively;

Off-Balance Sheet Transactions

As of March 31, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with IFRS accounting standards. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

●	Revenue Recognition

We adopted Accounting Standards Revenue from Contracts with Customers (IFRS 15), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

We identified the following three types of performances under the event management contract: i) events planning, design, development and operation, or the Event Management Services; ii) Procurement and sales of goods to customer; iii) sponsorship commission income. Our revenue is derived from contracts with customers in the rendering of Event Management Services, and as such, the revenue recognized depicts the transfer of promised services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services when the events start. We consider the terms of the contract and all relevant facts and circumstances when applying this guidance. The duration of the service period is usually less than one year. We recognize Event Management Services revenue when the event starts and during the event period ratably because: i) Based on the contract terms, none of the parties that entered into the contract can terminate and find other vendors to substitute the services; and ii) the customer benefits from our service beginning at the point of the event started to the event completion. We generally require the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The event management contract price is on a lump sum basis, consisting of sales of goods and Event Management Services consideration. For allocation of transaction price of sales of goods and Event Management Services, we applied cost plus margin method to determine the sales of goods revenue based on standalone sales of goods gross margin and allocate the remaining provision consideration into event management services. For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any).

For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

Revenue from sales of goods is recognized at a point in time when control of the goods has been transferred to the customers. Control is primarily evidenced by taking physical possession and inventory risk of the goods. We control the goods and determine the selling price or allocated selling price (under event management services contracts) of the good before the good is transferred to the customers.

Revenue from designed services is recognized over time. The revenue generated from design services is generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of design services. The design services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue over time. In addition, we conclude that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. We recognize revenues from design services on a monthly basis when we satisfy our performance obligations throughout the contract terms. Due to the design works being performed by in-house designer and/or monitored by in-house designer through external designer (value added services), we control the specified designed services before that services are transferred to a customer and thus, we are the principal instead of agent for design services. We will determine the selling price based on the facts above.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024 and September 30, 2024, cash and bank balances of HKD3,817,083 and HKD1,363,152 were maintained at financial institutions in Hong Kong, of which none of our cash balance was subject to credit risk. However, if the individual bank balance is over HKD500,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, we also continually monitor their credit worthiness.

For accounts receivable, we determine, on a continuing basis, the probable losses and set up an allowance for doubtful accounts based on the estimated realizable value. We have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of our counterparties’ financial condition and generally do not require a collateral. We also consider the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

We have determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, we have developed and maintained our credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and our own trading records to rate our major customers and other debtors.

As of March 31, 2024 and September 30, 2024, there were accounts receivables of HKD826,687 and HKD7,041,845, respectively. Two customers as of March 31, 2024 and September 30, 2024 amounted to 10% or more of the total consolidated amounts.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. Our policy is to ensure that we have sufficient cash to meet our liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

HISTORY AND CORPORATE STRUCTURE

The Company was incorporated in the Cayman Islands on July 5, 2024 under the Companies Act as an exempted company with limited liability. On incorporation, our authorized share capital was US$100,000 divided into 1,000,000,000 shares, par value of US$0.0001 each.

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 5, 2024 under the Companies Act as an exempted company with limited liability. On incorporation, our authorized share capital was US$100,000 divided into 1,000,000,000 Class A Ordinary Shares, par value of US$0.0001 each. Immediately following incorporation, our share capital was held 100% by Ms. Seto as to one Share.

On August 19, 2024, Ms. Seto and Kilo Wonders Group Limited, or Kilo Wonders, (being Ms. Yip Ka Ki Cherry, or Ms. Yip’s wholly-owned company) subscribed 19,059 and 940 Class A Ordinary Shares for cash at par respectively.

On August 19, 2024, Ms. Seto, Kilo Wonders and Yield Rights Group Limited, or Yield Rights, subscribed for 4,500,939, 234,059 and 245,000 Class A Ordinary Shares for cash at par. Ms. Seto and Ms. Yip are existing shareholders of Trendic.

On August 20, 2024, Fuji Holdings, a company wholly-owned by Mr. Chang Kin Man, an independent third party, and Prime Crest Holdings Limited, or Prime Crest, acquired 225,000 and 245,000 Class A Ordinary Shares from Ms. Seto, representing 4.50% and 4.90% of the entire issued share capital of our Company for US$250,000 and US$270,000 respectively, and on August 20, 2024, Allied Target Limited acquired from Ms. Seto 230,000 Class A Ordinary Shares, representing 4.60% of the entire issued share capital of our Company for US$255,000.

On March 6, 2025, one Class A Ordinary Share was allotted and issued to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) credited as fully paid in consideration of their transferring their entire equity interest in Trendic to our Group. Historically, our Group was comprised only of Trendic.

On [●], 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to create 50,000,000 of Class B Ordinary Shares. In addition, prior to the commencement of the initial public offering, the Company intends to amend its memorandum of association to effect a 1:10 forward stock split and to change the authorized share capital to US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

On [●], the Company allotted and issued [1,000,000] Class B Ordinary Shares to Ms. Seto for cash at par. Accordingly, on completion of this offering, Ms. Seto’s aggregate voting power will be 79.13%.

Organization Chart

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our offering based on a proposed number of 2,000,000 Class A Ordinary Shares being offered. All percentages reflected the equity interests held by each of our shareholders. Each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Share is entitled to 12 votes per one Class B Ordinary Share.

Notes:

(1)	Prime Crest is wholly-owned by Mr. Cheung Sze Wah, Sam, an independent third party.
(2)	Fuji Holdings is wholly-owned by Mr. Chang Kin Man, an independent third party.
(3)	Kilo Wonders is wholly-owned by Ms. Yip, an independent third party and an existing shareholder of Trendic.
(4)	Yield Rights is wholly-owned by Ms. Lau Wing Yu, an independent third party.
(5)	Allied Target Limited is wholly-owned by Mr. Cheung Ching Ping, an independent third party.
*	Represents voting and equity interest.

Other than Ms. Seto, none of the other shareholders have held any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.

Entity

A description of our principal operating subsidiary is set out below.

Trendic International Limited

Our HK operating company, Trendic, was incorporated in Hong Kong as a private company limited by shares on April 11, 2016. Following an internal Group reorganization on March 6, 2025, Trendic became our indirect wholly-owned subsidiary. Since its incorporation, Trendic has been carrying on the business of an event management service provider specializing in assisting event organizers in organizing, planning, promoting and managing themed tour walk-through experience events for IP owners of characters in well publicized animated cartoons and/or live action theatrical motion pictures.

BUSINESS

Our Mission

Events are activities that are planned for a special purpose and usually involve a large number of people. They may also generate revenue for host cities, support local businesses and create employment opportunities. Our mission is to help our customers organize, plan, promote and manage events to effectively connect with their target audiences and to support the Hong Kong government’s initiative to boost a mega events economy in Hong Kong by expanding the breadth and depth of our event management, design and/or merchandising services, thus expanding our market share in the events industry in Hong Kong as well as to develop more overseas markets for our event management and merchandising businesses.

Overview

We are an event management service provider based in Hong Kong with over eight years of experience in managing the entire or part of the event lifecycle for our customers. Events encompass a range of public and private events, from trade shows, conferences, concerts, exhibitions, charity galas, brand promotion events to internal corporate events. For enterprises, events offer a highly effective way to maximize their engagement with customers, helping enterprises to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy, such as promotion of a brand by satisfied customers through customers sharing positive experiences on social media, providing referrals to friends and family, or simply telling others about the brand.

We are an event planner specializing in organizing, planning, promoting and managing themed touring walk-through experience events, or experience events, for intellectual property owners, or IP owners, of characters in well-publicized animated cartoons and/or live action theatrical motion pictures, each a licensed character. This type of experience events typically involve an intellectual property license, or IP license, from the IP owner to an event organizer, giving the event organizer the right to develop, organize, plan, promote and manage experience events relating to the licensed character and other licensed properties, including the name of the licensed character, title of the animated cartoon/live action theatrical motion picture, costumes, environmental settings, plot elements and artwork together as the licensed property in approved venues in a specified number of territories. During the experience event, event attendees may separately purchase, in designated area(s) at the approved venue, (i) various interactive activities and/or entertainment, including hands-on active-play/participation and/or media-based activities, such as green-screen photo/video capturing activities where guests are offered the opportunity to have their photo and/or video taken using green-screen capture technology, or the interactive opportunities; (ii) custom-made merchandise featuring the licensed property that are commissioned specially for the experience event, or the custom-made merchandise, as well as other licensed merchandise featuring the licensed property that are supplied by the IP owners and/or its licensee(s); and (iii) food and beverage products.

Apart from organizing, planning, promoting and managing experience events, we also engage in the design and/or sale of merchandise, such as merchandise sold in concert venues and merchandise used as gift with purchase by our customers, as well as event management for brands, such as setting-up and running of pop-up stores and organizing store opening/product launch press events for labels.

The events industry around the world, which generally relies on face-to-face experiences to provide more opportunities for deeper engagement, networking and interaction, suffered a serious blow during the COVID-19 pandemic, due to measures adopted by the respective local governments to stop community spread of the COVID-19 pandemic, including border controls, mandatory quarantine, different levels of social distancing measures and/or suspended operations of certain businesses, workplaces and facilities. In the case of Hong Kong, the government lifted all the social distancing measures on December 29, 2022. As events are generally planned at least six months in advance, the COVID-19 pandemic had a material adverse impact on our business, results of operations and financial condition from the beginning of 2019 through the first calendar quarter of 2023.

During the COVID-19 pandemic, most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. However, we remained in close contact with other industry players in the field to keep ourselves abreast of all available opportunities in the market so that we could seize suitable opportunities in a timely manner to capture the pent-up demand from the general public for experience events. As a result of these efforts, our business primarily focused on event management business again when things started to normalize after the COVID-19 pandemic, and we signed an experience event management deal in Malaysia in each of August 2023 and January 2024.

Following the COVID-19 pandemic, there has been a growing trend for event organizers to invite event planners to invest in experience events through profit-sharing deals or direct investment deals. For details, see “— Our Business Model” below in this section. We explored profit-sharing deals but ultimately decided to engage in direct investment deals instead. During the six months ended September 30, 2024, we completed two direct investment deals. At the date of this prospectus, we had eight direct investment deals for experience events in Hong Kong or Thailand in the pipeline. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly which will move us up the value chain to become an event organizer and can help us eliminate the mark-ups by the event organizers in the direct investment deals which we were engaging at the date of this prospectus.

We believe this strategy will position us to expand our market share in the events industry in Hong Kong, especially in view of the Hong Kong government’s policy to boost a mega events economy in Hong Kong. For the years ended March 31, 2023 and 2024, our net revenue amounted to approximately HK$3.6 million and approximately HK$20.4 million, respectively, with an increase of approximately 465%. For the six months ended September 30, 2023 and 2024, our net revenue amounted to approximately HK$3.8 million and approximately HK$31.0 million, respectively, with an increase of approximately 722%. Due to our business expansion and the end of the COVID-19 pandemic lock down policies by the HK government, we recorded a net loss for the year ended March 31, 2023 amounting to approximately HK$0.48 million compared to a net profit for the year ended March 31, 2024 amounting to approximately HK$7.09 million. For the six months ended September 30, 2023 and 2024, our net profit has increased from approximately HK$1.4 million to approximately HK$2.7 million, representing an increase of approximately 100%.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to distinguish us from our competitors:

We have an established reputation and proven track record in the events industry

We have over eight years of experience in providing event management, design and merchandising services in Hong Kong. We have organized and managed numerous events ranging from theme exhibitions, pop-up stores, store opening/product launch press events for labels, festive theme displays and experience events, most of which involved IP licenses and sales of merchandise, food and beverage. In our over eight years of operation, we have completed more than 30 large-scale projects which can accommodate over 3,500 attendees at the same time and 60 small to medium-sized projects which can accommodate between 1,000 to 3,500 attendees in Hong Kong, Macau, Taiwan, the PRC and other Southeast Asian countries, including Malaysia and Thailand; and worked with, whether directly or indirectly, more than 15 IP owners, 15 event organizers and 30 brand owners/franchisees/distributors based in Hong Kong, Taiwan, Japan and the United States. Through this journey, we have built up deep domain expertise on how to maximize event success and we have also established a good rapport with a number of IP owners, event organizers and brand owners, franchisees, distributors and some of them have become our recurring customers. We believe this proven track record is testimony to our ability to consistently meet customers’ expectations and requirements, as well as our strength in providing customized, value-added, quality and efficient event management, design and merchandising services to our customers. We also believe that we can capitalize on our industry reputation and good relationship with IP owners, event organizers and brand owners/franchisees/distributors to procure new engagements and capture emerging market opportunities.

We have the ability to manage the entire event lifecycle

As an experienced event management service provider, we can manage the entire event lifecycle for different types of events, from event inception (such as researching on and conceptualizing an event’s theme and selecting venue and other service providers like public relationship, or PR, firm and contractor), managing budgets, preparing all relevant event plans and proposals for IP owner’s approval, promoting the event, orchestrating the intricate details that ensure the event runs smoothly to post-event follow-up (such as collecting monies and reporting back to our customers and collating event attendees’ feedback). Apart from these conventional event management services, we also have our own inhouse designers and merchandisers who can assist our customers in designing and commissioning the production of custom-made merchandise, as well as a project executive who can assist our customers in developing themed food and beverage menus and lining up caterers to prepare the food and beverages. The depth and breadth of our professional event management services facilitate us to provide a one-stop solution to our customers, giving them peace of mind and better control over their events.

Our management team possesses extensive events industry experience and business network

Our founder, director and chief executive officer, Ms. Seto, is an accomplished businessperson. She gained solid work experience in the apparel industry before becoming an entrepreneur. Before she established Trendic, she established and acquired local fashion labels and also acquired the distribution rights of an international fashion label in Hong Kong and Taiwan. One of these local fashion labels collaborates with many IP owners on crossover apparel and gift collections featuring licensed property and some of these crossover products have been sold in pop-up stores with food and beverage offerings. Her family is also an active concert promoter in Asia. All these business engagements and affiliations have helped Ms. Seto to build networking connections with a wide range of industry players, including IP owners, apparel and gift manufacturers, PR firms, operators of shopping malls, contractors, artiste management, media, concert and exhibition venue operators, just to name a few. Leveraging these business connections and in view of the increasing demand for theme exhibitions from the leisure and hospitality industry in Macau, Ms. Seto established Trendic in 2016 to design and produce merchandise featuring licensed property for consignment sales at these theme exhibitions in Macau and also started the provision of event management services in Hong Kong, Malaysia and Taiwan. Ms. Seto’s network connections continue to grow over our operating history which helps to smoothly operate the organization and planning of experience events for our customers and ensure that the experience events can be executed in a cost-effective and efficient manner. This in turn has helped us retain customers and attract new customers.

Ms. Seto’s extensive industry knowledge and experience as well as her vision, strategic planning and management are instrumental in steering us through the COVID-19 pandemic and our rapid recovery and growth afterwards. Ms. Seto is supported by Ms. Tse, a director and the head of the design and merchandising department, Mr. Leung Tak Shun, our chief financial officer, and Mr. Luk Kai Chung, the general manager, who collectively possesses expertise across event management, design, sourcing, logistics, marketing, budget control, customer service, accounting and financial management. We believe that the collective knowledge, experience and expertise of Ms. Seto, the other director and our senior management will help us develop sustainable business strategies, forecast trends in experience events and anticipate our customers’ needs in event management and merchandise, assess and manage risks as well as to capture profitable market opportunities. We believe that our management team possesses the necessary experience, qualifications, commitment and leadership skills to manage and sustain our business, which helps us to attract and retain customers and to ensure that our business continues to develop and grow in the long run, as evident by the recurring business from our customers.

We have built a good relationship with an established network of service providers that are essential for our operations

As veterans in the events industry, our management team has established close working relationships with a wide network of service providers that are essential for our operations, including overseas event companies and local event companies that have overseas operations, apparel and gift manufacturers, PR firms, contractors, human resources companies, caterers, operators of event venues and artiste management. This enables us to target the specific needs and demands of our customers by promptly lining up appropriate third-party service providers to support us in the organization, planning, promotion and management of the events for our customers in a cost-effective, efficient and timely manner, as well as allowing us to provide a wide range of event management, design and merchandising services to our customers with minimal staff and overhead costs and a relatively simple business structure. For instance, through appointing overseas event companies to act as our local facilitators, we are able to strategically expand our market presence to overseas markets and organize and plan experience events in overseas countries without having the complexity and cost of operating our own local office and staff in such countries. By working closely with human resources companies, we are able to quickly find suitable temporary workers to support us when we are in need of a certain type of personnel at any stage of the event lifecycle. In certain cases, we are also able to obtain discounts and/or other preferential treatments from these service providers due to our good relationship with them. This helps to lower the overall costs of the events and ensure the events’ smooth operation.

Our creative offerings help to ensure the profitability of experience events

We specialize in the organization, planning, promotion and management of experience events. For a typical experience event, tickets sales only account for approximately half of the income and the other half generally comes from the sales of merchandise, food and beverage and other interactive opportunities. To maximize the income from experience events, we are capable of putting together novel marketing plans to promote ticket sales to the target audience who are generally fans of the licensed characters. For instance, we leverage our design capability to create collectible limited edition custom-made merchandise, some of which are provided free of charge to the first 100 event attendees only or only available to event attendees that purchase early bird special bundle tickets to promote ticket sales and create hype for the experience event. We also design custom-made merchandise and visually appealing food and beverage items featuring the licensed property which are only available for sale at the event venue, which helps to enhance ticket sales as well as generate ancillary income from sales of merchandise, food and beverages. All of these offerings will help to ensure the profitability of the experience events we organize, plan, promote and manage.

We have our own event venue

From our experience, it generally takes a significant amount of time and effort to identify and negotiate for a suitable event venue. It is also time-consuming and costly to build and demolish the zoning partitions and to apply for the relevant permits for each individual experience event. Moreover, short-term leases are typically more expensive than long term ones and it may also be hard for us to match the availability of event venues with the planned event dates. In an attempt to reduce the costs and increase the efficiency of the experience events that we organize, we entered into a 15-month lease in June 2024 for an event venue in Hong Kong which is located in a shopping mall with high footfall and can be accessed conveniently by public transport. Please see “—Real Property” below for details. As of the date of this prospectus, we had organized two experience events in this event venue and we have plans to organize four more experience events that we have committed contractually in this event venue. We do not have a high capital commitment for this event venue as we mainly pay turnover rent. Apart from the time and cost benefits, there may also be synergistic benefits as that event venue may become an experience event hub to help us and our customers connect to our/their target audience and provide us/them with the opportunity to cross-sell our/their other events.

Our Business Strategies

We plan to continue to expand the breadth and depth of our event management, design and merchandising services, thereby expanding our market share in the events industry in Hong Kong as well as to develop more overseas markets for our event management and merchandising businesses. To achieve these business goals, we plan to:

●	build on our core business as an event planner and move up the value chain from a pure service provider to also play the role of an event organizer;

●	obtaining multi-territorial IP licenses from IP owners to help us increase our market share in Hong Kong and further develop overseas markets;

●	build our own ticketing platform to facilitate direct marketing of the events we organize and the collection of full engagement data on event attendees; and

●	expand our project department and finance and administration department, set up a new sales and marketing department and an information technology department as well as to upgrade our enterprise resource planning, or ERP, system.

Our Services

As an experienced event management, design and merchandising service provider, we can manage the entire event lifecycle and deliver engaging experiences across a wide range of events, including the following:

●	conducting research and feasibility studies for the event;

●	developing and planning the event, including choice of venue, concept development, layout of venue, types and pricing of tickets, choice of ticketing platforms and choice of contractors for fitting-out the event venue;

●	preparing all relevant planning proposals for the IP owner’s approval;

●	setting and managing the budget for the event;

●	advertising and promotion of the event to the target audience, such as preparation of promotional materials, putting posts in social media and setting up a website for the event;

●	preparing a detailed implementation plan for the event with timetable for execution;

●	managing and supervising the implementation of the event;

●	obtaining all required permits for the event, such as certificate of compliance from the Fire Services Department, temporary license for places of public entertainment and license for holding a food and environmental hygiene event;

●	arranging for all relevant insurance policies, such as public liability policy, contractor’s all risk insurance and transit insurance;

●	coordinating all relevant parties, such as the venue operator, contractors responsible for fitting-out the event venue, ticketing platforms, PR firms and the media;

●	coordinating all logistical elements of the event, such as layout, agenda, staff, equipment, merchandise and transportation;

●	designing the custom-made merchandise and managing the product development, sourcing, production management, quality control, logistics and sales processes for such merchandise;

●	designing the food and beverage menu and arranging for food and beverage;

A sample menu and a sample food item featuring licensed property offered in one of the events we organized recently.

●	arranging for lodging for event attendees (if ticket bundles include hotel accommodation);

●	soliciting sponsors for the event;

●	arranging for travel and lodging for IP owner’s supervising team;

●	preparing, reviewing and signing (whether for ourselves or as agent of the event organizer) of all relevant contracts in relation to the event;

●	issuing invoices for all amount due and collecting such amount (such as income from sales of tickets, interactive opportunities, merchandise, food and beverage), managing the payment of invoices received from all service providers and other suppliers, and where appropriate, accounting back to the event organizer/IP owner; and

●	collating data on event attendees and evaluating the event.

Our Business Model

Experience events

Our core business is the organization, planning, promotion and management of experience events. The following table shows the value chain of an experience event for a particular territory under an IP license:

The IP owner normally grants an event organizer an IP license to develop, organize, plan, promote and manage experience events relating to the licensed property in approved venues in a specified number of territories in return for the event organizer paying royalties (with a minimum guarantee) and equipment rental fees (where applicable) to the IP owner. All elements with respect to the experience events, including the choice of venue, concept, layout, design and pricing of merchandise, types and pricing of tickets, sponsorship and marketing, will all be subject to the IP owner’s approval at its absolute discretion. The event organizer will normally commit to spend a minimum amount of capital on the initial design, development, construction and opening of the first experience event and then the experience event will be toured in the other licensed territories with some local adaptations.

The event organizer is the investor and host of these experience events. It will typically look for event planners to assist them in the organizing, planning, promotion and management of these experience events and the solicitation of sponsors in different territories. The event planners serve as the backbone of these experience events as their core functions encompass a wide array of responsibilities – from conceptualizing the experience events’ theme, managing budgets and selecting venues to orchestrating the intricate details that ensure the experience events run smoothly. They are generally responsible for preparing all relevant event proposals for the event organizer’s review and comments. Once these proposals are finalized, the event organizer will submit them to the IP owner for approval before the event planner executes the various approved proposals. As the investor and host of these experience events, the event organizer will typically sign all relevant contracts with third parties involved in the organization of these experience events, including the venue owner/operator, the contractor and the PR firm, and to take out all relevant insurance policies for these experience events.

Event planners will normally be compensated by an agreed service fee (generally paid in two non-refundable instalments, one shortly after the signing of the event management contract and the other before the opening of the experience event) and an agreed percentage of commission on the sponsorship income they solicited (generally paid after the experience event). The event planners will account all monies received from sponsors and event attendees (including payments collected for tickets, interactive opportunities, merchandise, food and beverage) to the event organizer, except in those cases where arrangements have been made for the event organizer to be paid directly.

In cases where an event planner has committed for overseas territories for which they do not have any local operations, the event planner will typically engage, at its own costs, a local facilitator to assist them with the local logistics, coordination and management of the experience event and the solicitation of sponsors in such territory. The remuneration structure and accounting mechanism will be similar to that between the event organizer and the event planner.

During the fiscal years ended March 31, 2023 and 2024, we had organized or commenced the organization of nil and four experience events, respectively, and we acted as the event planner for these experience events with the event organizers as our customers in the above value chain. Subject to the terms of the relevant event management contract, the event organizer will generally bear all the costs in relation to the experience events, other than the costs of the local facilitator (if any) and/or the human resources companies supplying the temporary workers we engaged to assist us in the organization, planning, promotion and management of the experience event. If the event organizer would like to also utilize our design and/or merchandising services, it would typically be an arrangement negotiated separately outside of our scope of service as an event planner. For details, see “—Design and/or sale of merchandise” below.

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HONG KONG
2024
ANIMA TOKYO / INCUBASE ARENA
29/04 - 11/06

アニメーション
呪術廻戦展
香港站
ANIMATION
JUJUTSU KAISEN
EXHIBITION
15/12 ▸ 31/1
iSQUARE 國際廣場 4F

Hong Kong

JUJUTSU KAISEN

ONE PIECE ASIA TOUR 1ST IN
THAILAND
14.02 - 12.05.2024
centralwOrld

THE CONJURING UNIVERSE TOUR
AN INTERACTIVE HORROR EXHIBITION
23 August 2024 - 5 January 2025

THE CONJURING Thailand

JUJUTSU KAISEN
アニメーション
呪術廻戦展
香港站
15/12 ▸ 31/1

TRENDIC

Samples of the posters of some of the recent experience events which we have organized, planned, promoted and managed.

After the COVID-19 pandemic, there is a growing trend for event organizers to invite event planners to invest in experience events in the following two ways:

(i)	profit-sharing deals whereby event planners have to contribute part of the capital required to secure IP licenses from IP owners in return for a share of the profits generated from the experience events to be organized based on such IP licenses and the first right to pick the territories in which the event planners wish to organize, plan, promote and manage such experience events in the conventional way described in the above value chain; or

(ii)	direct investment deals whereby event planners will step into the shoes of the event organizers and become the effective investors of the experience events which they have been commissioned to organize by the event organizers, while they also play the role of event planners described in the above value chain. Under this type of deal, the event organizers would sub-license the full right to organize the experience events to the event planners in return for the event planners paying royalties (with a minimum guarantee) and equipment rental fees (where applicable) to them, and such financial arrangements typically mirrors the financial arrangements between the event organizers and the IP owners except that the event organizers would build in their own margins in the financial arrangements between themselves and the event planners. Event planners would absorb all the production costs of the experience events and take up all the revenue generated from the experience events (including payments collected for tickets, interactive opportunities, merchandise, food and beverage as well as sponsorship). Where appropriate, the event planners may invite the local facilitators to co-organize the experience events with them and take a share of such investment.

We had explored profit-sharing deals with an event organizer and had entered into three agreements with such event organizer in September 2023 to provide approximately 20% to 30% of the capital required to secure IP licenses from three IP owners for experience events in six to eight territories (mostly Asian countries and include Hong Kong in each case) for a term of two to three years. However, no funding was ever provided under these agreements. Such agreements were eventually terminated and restructured into direct investment deals for the actual experience events which we were interested in organizing instead.

During the six months ended September 30, 2024, we had organized or commenced the organization of seven experience events, and we acted as the event planner for two of these experience events with the event organizers as our customers in the above value chain. The other five experience events were direct investment deals with the event attendees and sponsors as our customers, three of which we co-invested with the local facilitators for such experience events. As at the date of this prospectus, we had eight direct investment deals for experience events in Hong Kong or Thailand in the pipeline.

In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly. This will move us up the value chain to become an event organizer and can help us eliminate the mark-ups by the event organizers in the direct investment deals which we were engaging at the date of this prospectus.

Design and/or sale of merchandise

Our customers typically pay us an agreed design fee for designing merchandise. For experience events, our customers generally engage us to design apparel items, stationery, figurines and pins bearing the licensed property. For other general customers, we can generally design any merchandise item based on their request and needs. As of September 30, 2024, we had a team of three designers who are experienced in 2D designs to provide our design services. We may also work with external designers if our in-house team of designers are overloaded with work.

In cases where our customers also require our assistance in managing the processes of product development, sourcing, production management, quality control and logistics services, we will typically sell the finished merchandise to our customers at cost-plus pricing.

Whether for our design services or merchandising services, our customers generally pay us in two non-refundable instalments, one shortly after the signing of the relevant design or merchandising contract and the other before the delivery of the final design work or the finished merchandise.

Samples of merchandise which we have designed for our customers.

Event management for brands

Brand owners will normally engage us directly to assist them in the organization, planning, promotion and/or management of their desired events and compensate us with an agreed service fee (generally paid in two non-refundable instalments, one shortly after the signing of the event management contract and the other before the opening of the event). In cases where product sales will be involved in the event (such as setting-up and running of pop-up stores), we can also manage the sales and account back to the brand owners.

Our Operations

Except during the COVID-19 pandemic, our principal business operation is the organization, planning, promotion and management of experience events as an event planner. Once we have been engaged by an event organizer as an event planner for an experience event or we have signed a direct investment deal for an experience event with an event organizer, we will form an internal project team to oversee the organization, planning, promotion and management of the experience event. The internal project team will typically comprise of a project manager, a project coordinator, a designer, a sourcing executive and a catering coordinator. We will typically execute our job in the following four phases:

Phase one - Planning

We are typically engaged by the event organizer as an event planner or we typically sign a direct investment deal approximately six months before a planned experience event. Our contract with the event organizer will normally specify our respective responsibilities and the payment terms. Once the contract is signed, we will research on the theme, market, timing, location, pricing, facilities and venue of the proposed experience event, and brainstorm ideas on the experience event with the event organizer to ensure that the event is financially and commercially feasible. We will also assist in looking for a suitable event venue (typically an exhibition center or a shopping mall) and will procure the event operator to give a non-binding commitment to hold the venue for the provisional dates of the experience event pending the IP owner’s approval for the venue. If the experience event will be held outside of Hong Kong, we will also line up a local facilitator to assist us on a non-committed basis. For direct investment deals, we may also invite the local facilitator to take a share of the investment.

Then we will prepare an organizer plan with details of our (and where applicable, the local facilitator’s) background information and credentials; and a venue plan with comprehensive information on the chosen venue (including location, size, floor plan, setting, environment and neighborhood, transportation network, and venue operator’s support and past track record on experience events) for the IP owner’s approval.

Once the organizer plan and the venue plan have been approved by the IP owner, we will procure the event organizer to sign or we will sign the rental agreement with the venue operator (as the case may be) and where applicable, we will sign the collaboration agreement with the local facilitator. We will also tentatively line up a contractor to fit-out the event venue and a PR firm to assist us with media and promotion activities on a non-committed basis. Then we will move onto the detailed planning of the experience event, including the preparation of the following plans:

●	ticketing plan – with details of the types of ticket and ticket bundle and their pricing, sales timetable and details of the ticketing platforms;

●	marketing plan – with details and timetable of all online and offline marketing campaigns, the list of media and detailed marketing plan for each type of media and sample promotional materials;

●	sponsorship plan – with details of the sponsor(s), the support to be provided and the barter involved;

●	schematic design plan – a layout and zoning plan with detailed design of each area/zone of the experience event, showcasing where the licensed property and/or equipment rented from the IP owner would be exhibited;

Sample zoning and lay out plans for our recent experience events.

●	merchandising plan – with (i) details of the pop-up store(s) to be set up at or near the event venue for the sale of merchandise and/or interactive activities; (ii) list of custom-made merchandise with detailed design; (iii) list of licensed merchandise featuring the licensed property to be supplied by the IP owners and/or its licensee(s) for either consignment or sale; and (iv) list of interactive activities to be sold (such as photo-taking in front of a green-screen) with photo illustration;

●	Food and beverage plan – with details of the pop-up store, concept of the food and beverage to be served and photo illustrations on how licensed property will be featured on some of these food and beverage items (if any); and

●	operation plan – a document showing details of all the tasks and activities involved in managing the experience event and the people in charge of such task and activities,

We will then prepare all relevant proposals for the event organizer’s comments or handling (as the case may be). After such proposals have been finalized with the event organizer, the event organizer will seek the IP owner’s approval on such proposals. We will continue to refine such proposals based on the IP owner’s feedback communicated to us by the event organizer until they have been formally approved by the IP owner. Then we will procure the event organizer to sign contracts or we will sign contracts (as the case may be) with all the relevant parties involved, including the contractor, PR firm, ticketing platforms and sponsor(s). This planning and approval phase generally takes place approximately four to six months before the opening of the experience event.

Selection of service providers for the experience event

If we are engaged as an event planner only, the event organizer will generally bear all the costs in relation to the experience event, other than the costs of local facilitator (if any) and/or the human resources companies supplying the temporary workers we engaged to assist us in the organization, planning, promotion and management of the experience event. Although the event organizer will generally enter into contracts and settle payments directly with all the other service providers (such as the contractor, the PR firm and the ticketing platforms), we, as the event planner, are responsible for selecting all the service providers for the event organizer to seek the IP owner’s approval and working closely with them during the preparation and management of the experience event to ensure that they will meet contract specifications and schedule within the limit of the agreed budget.

We maintain a list of internally approved service providers and we generally only select service providers from this list unless there are other service providers recommended by the event organizer. We generally will obtain quotations from at least two to three service providers for the same category of service to compare prices before we submit the shortlist of service providers to the event organizer for review before the shortlist is submitted to the IP owner for approval. We generally select a service provider based on the requirements of the experience event and assess the service provider’s pricing, credit period, expertise, scope of services, facilities, reputation, track record, capacity as well as their capability to meet the requirements of the experience event as to theme, design, quality, schedule, costs, protection of IP rights and/or safety (as the case may be).

For direct investment deals, we generally step into the shoes of the event organizer in the selection of and the dealing with service providers.

Phase two – Pre-event preparation

Once the IP owner has approved the various proposals, we will (and where applicable, with the assistance of the local facilitator) proceed to prepare for the opening of the experience event, including:

●	liaising with all relevant parties to ensure that they proceed according to plan pursuant to the relevant contractual terms and where appropriate, supervise their progress;

●	where applicable, commissioning the production of custom-made merchandise, ensuring the quality and safety of such merchandise and sending final samples of merchandise for IP owner’s quality approval;

●	arranging for the logistics of the experience event, including the shipping of all exhibits, equipment and merchandise;

●	obtaining all permits required for the experience event;

●	executing and/or supervising the execution of (as the case may be) the marketing plan according to the pre-set timetable (such as the designing and printing of brochures, posters and banners in various sizes, arranging advertisements in major transportation stations and setting up an event website) and continuing to review/update such marketing plan based on the outcome of the completed marketing campaigns;

●	commencing ticket sales according to plan;

●	taking out all appropriate insurance policies, such as public liability insurance, contractor’s all risk insurance and transit insurance;

●	preparing a detailed rundown of the experience event identifying all responsible parties, with (i) specifications of all on-site facilities (such as electricity supply) and emergency exits in case of evacuation; (ii) all relevant guidelines and regulations; and (iii) points of contact;

●	recruiting temporary workers through human resources companies to assist in the management of the experience event;

●	training of all crew members who would assist in the management of the experience event;

●	managing the budget of the experience event and where appropriate, arranging for the event organizer to settle the invoices of all relevant parties; and

●	where applicable, arranging transport and lodging for the IP owner’s supervising team which provide technical support to ensure the smooth preparation and opening of the experience event.

Approximately ten to 20 days before the opening day of the experience event, we will arrange for the contractor to commence the fitting-out of the venue. We will also arrange for all exhibits and equipment to be delivered and installed in the venue for test running, training of the crew managing the experience event and where applicable, inspection by the IP owner’s supervising team, approximately three to five days before the opening day of the experience event.

This phase normally takes place during the four-month period before the opening of the experience event.

Phase three – Managing the experience event

Approximately one to three days before the opening day of the experience event, we will organize a media day as a soft opening of the experience event for media people (including key opinion leaders and other special guests) to gain first-hand experience on the experience event so that they can help to effectively promote and raise public awareness of the experience event. We will also distribute a number of complimentary tickets to all parties involved in the preparation of the experience event for them to bring their friends and family to test run the experience event on the media day. We will then refine the set-up and/or rundown of the experience event based on the feedback of the media day attendees.

On the actual opening day, we will organize an official opening ceremony, where we will invite special guests like popular movie stars/singers to officiate such ceremony and to create more hype for the experience event. The experience event typically runs for approximately six to 13 weeks. After the commencement of the experience event, we will supervise the crew managing the event and act as a coordinator to ensure that the event will run smoothly until its conclusion. We will also conduct daily reconciliation of the summary sales records in the cash registers with the actual amounts received in cash or by credit card from sales of tickets, interactive opportunities, merchandise, food and beverage at the event venue.

Local and overseas event attendees lining up for tickets to one of our recent events and gathering in the pop-up store set up in the event venue to look for their favorite merchandise.

Phase four - Post-event

Generally within one week after the experience event, we will evaluate the event with the event organizer and prepare all relevant evaluation reports for submission to the IP owner based on sales reports submitted by the ticketing platforms, media report submitted by the PR firm and the post-event survey which we may conduct. Where appropriate, we will also assist the event organizer in invoicing and collecting all monies due from third parties for sales of tickets, interactive opportunities, merchandise, food and beverages, and preparing a full comprehensive report accounting for the sales of all tickets, interactive opportunities, merchandise, food and beverages (except in those cases where arrangements have been made for the event organizer to be paid directly).

Our Growth Strategies

We specialize in the organization, planning, promotion and management of experience events and we generally act as the event planner in the value chain of an experience event. Ms. Seto envisaged that while we have built up deep domain expertise on how to maximize event success and established a good rapport with a number of IP owners, we can enhance our profitability in the long run if we could build on our core business as an event planner and move up the value chain from a pure service provider to also play the role of an event organizer that directly invests into the experience events, especially if we are able to secure IP licenses at a low price before the licensed characters and their associated cartoons and/or motion pictures become a big hit. Obtaining multi-territorial IP licenses from IP owners will also help us enter new overseas markets in which we have never ventured with the assistance of third-party event planners and local facilitators that have the local market knowledge, while we continue to carry out our core business as an event planner in markets which we have prior event management experience (such as Hong Kong and Malaysia) to save the costs and time in engaging and liaising with third-party event planners. As a first step, we have started to sign direct investment deals with event organizers. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining multi-territorial IP licenses from IP owners directly, which we believe will help us increase our market share in the events industry in Hong Kong as well as our profitability in the long run. This will require a lot of upfront capital investment, and we plan to use the proceeds from the public offering to finance the acquisition of these multi-territorial IP licenses. As of the date of this prospectus, we have commenced preliminary discussion with some IP owners on potential multi-territorial IP licenses.

To ensure the success and maximize the profit of the experience events we organize, it is important for us to understand event attendees’ interests and preferences and their consumption behavior. The third-party ticketing platforms that we currently engage only provide us with limited data on the leads generated on their platforms. However, in order to effectively market our experience events, we need a single system of record to collect and analyze event attendee engagement data points and act on this data to help us foster stronger relationships with potential event attendees, better understand their needs and tailor our services to suit. We believe this will increase our brand’s credibility and build trust. As such, we plan to build our own ticketing platform to promote and sell tickets of the experience events we organize. Apart from potentially increasing our market share in the events industry by expanding the breadth and depth of our event management services, we can also utilize this platform as an effective marketing platform for us to (i) facilitate lead capture; (ii) push pre-event content (such as broadcast-quality video content that can engage attendees before an event occurs) to target audience; (iii) conduct pre-event surveys; and (iv) provide event attendees with access to on-demand video content to keep them engaged after an event concludes. All these will help us secure the full engagement data on event attendees. Analyzing the big data collected from this platform on attendee engagement and survey responses will help us acquire the appropriate IP licenses based on content effectiveness, plan our future experience events and reduce our risks in investing in these experience events, as we move up the value chain to also act as the event organizer of these experience events.

Pricing Model

The pricing of our event management services or the pricing of event tickets, interactive opportunities, merchandise as well as food and beverage depends primarily on, among other things, our estimated event execution time costs, complexity of the event, the third-party costs we expect to incur which will not be reimbursed by our customers, such as local coordinator fees and fees of independent external labor sourcing agents, and other factors such as market demand, trends in the labor market, pricing of previous similar jobs, customers’ acceptable price ranges, our competitors’ prices and our expected margins.

As for the design and/or sale of merchandise, the design fee we charge is priced on a basis similar to our event management services and we also consider the extent to which the design will be utilized by our customers.

In cases where our customers also require our assistance in managing the processes of product development, sourcing, production management, quality control and logistics services, we typically sell the finished merchandise to our customers. When determining the sale price, we generally take into consideration, among other things, the quality and quantity of raw materials used, technical complexity of the design, the production costs as quoted to us by the third-party manufacturers, the number of stock keeping units and our expected margins.

Customers

Prior to our engagement in direct investment deals in April 2024, our customers were generally event organizers and other enterprises and individuals based in Hong Kong that engage in event organization and trading activities. We served a total of ten and ten customers during the fiscal years ended March 31, 2023 and 2024, respectively. Consistent with market practice, our customers engage us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contract with any of our customers. During the fiscal years ended March 31, 2023 and 2024, our three largest customers accounted for approximately 89.6% and 88.8% of our net revenue, respectively, and our largest customer accounted for approximately 66.4% and 66.5% of our net revenue, respectively. For fiscal year ended March 31, 2023, as our business was materially affected by the COVID-19 pandemic, we did not have any experience events organized that year and for the fiscal year that ended March 31, 2024, all four experience events organized were instructed by the same customer.

For the six months ended September 30, 2024, we mainly engaged in direct investment deals and our customers were generally sponsors of the experience events we organized and individual event attendees in the countries for which the experience events were held. Our three largest customers (excluding individual event attendees) accounted for approximately 58.5% of our net revenue, and our largest customer accounted for approximately 30.1% of our net revenue.

Out of the major customers that have accounted for 10% or more of our revenue, only one of them is a repeating major customer in the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, and this customer accounted for approximately 2.8%, 66.5% and 21.7% of our net revenue in the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, respectively. We have maintained business relationships with our major customers for over three years on average. We generally grant our major customers five to 30 days of credit periods, and they generally pay us by check.

Sales and Marketing

We strive to maintain good business relationships with our customers. Our founder, director and chief executive officer, Ms. Seto, is responsible for fostering, building and maintaining relationships with our existing and potential customers, and keeping abreast of market developments and potential business opportunities. We have also been relying on customer referrals and/or word-of-mouth to promote our event management, design and merchandising services. Our engagement by customers for our event management, design and merchandising services generally starts with a potential customer approaching us for a quotation of our services or Ms. Seto approaching a potential customer to express our interests after she has learned about a potential project through her business connections.

Suppliers

Our suppliers include service providers, such as local facilitators, human resources companies, venue operators, PR firms and merchandise manufacturers. During the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, we did not enter into any long-term contracts with our suppliers. We have maintained business relationships with our major suppliers for over two years on average. Our major suppliers generally grant us 30 days of credit periods and we normally pay our suppliers by way of check.

During the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024, cost of goods sold accounted for approximately 28.3%, 44.6% and 11.4% of our total cost of revenue, respectively. Cost of goods sold attributed to our five largest suppliers accounted for approximately 85.0%, 78.9% and 68.3% of our total cost of goods sold, respectively, and out of the major vendors that have accounted for 10% or more of our total cost of revenue, none of them is a repeating major vendor in the fiscal years ended March 31, 2023 and 2024 and the six months ended September 30, 2024. Cost of goods sold attributed to our largest supplier accounted for approximately 43.3%, 20.7% and 32.6% of our total cost of goods sold, respectively. We believe that our major suppliers can be easily replaced in the market should the relationship be discontinued.

Employees

As of September 30, 2024, we employed a total of 15 persons, 14 of which were working full-time and one working part-time. The number of our employees classified by function was as follows:

Total
Management	1
Project	5
Design and merchandising	6
Finance and administration	3
15

All our employees are local, and they are not covered by collective bargaining agreements. We offer competitive salaries, discretionary performance-based bonuses, medical insurance and a defined contribution to an MPF scheme to our employees. We have complied with the statutory minimum wage requirement provided under the Minimum Wage Ordinance for the fiscal years ended March 31, 2023 and 2024, and the six months ended September 30, 2024. We consider our labor practices and employee relations to be good.

Due to the nature of our business, we work with human resources companies to hire temporary workers to assist us in the organization, planning, promotion and management of events as and when required.

Intellectual Property

We provide our event management, design and merchandising services under the brand name “Trendic”. We do not have any registered trademark but we have registered the domain name https://www.trendicint.com.

The vast majority of events we organize, plan, promote and manage originates from IP licenses. We understand the importance of the protection of IP rights. We endeavor, and procure all third-parties engaged by the event organizer and/or us in relation to these events, to protect the IP owners’ rights in the licensed property by (i) including appropriate copyright and trademark notices whenever any licensed property is being incorporated, displayed, exploited or otherwise used; (ii) complying with all guidelines and other requests set out by the IP owners on the use of the licensed property; (iii) refraining to use the licensed property other than as specifically permitted by the IP owners; (iv) agreeing that all IP rights created (if any) during the exploitation of the licensed property belong to the IP owners; (v) refraining to register any IP rights that are confusingly similar to the licensed property in our respective name, in any part of the world; and (vi) informing the IP owner immediately in cases of any potential infringement of the IP owners’ IP rights and seek the IP owner’s approval on the usage of the licensed property in case of any uncertainty.

To our best knowledge, we were not involved in any proceedings with regard to, and we have not received notice of any claims or infringement of, any IP rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Real Property

We do not own any real property and we currently operate in the following three leased premises in Hong Kong:

Location	Usage	Lease period	Monthly rent	Approximate gross floor area

Room 1705, 17th Floor PeakCastle, 476 Castle Peak Road Lai Chi Kok, Kowloon Hong Kong	Head office	July 19, 2024 to July 18, 2026	HK$41,100	1,790 square feet

Shop 1, 4th Floor iSQUARE, 63 Nathan Road Tsim Sha Tsui, Kowloon Hong Kong	Event venue	June 5, 2024 to September 16, 2025	HK$1 base rent plus turnover rent	9,593 square feet

Shop 4, 3rd Floor iSQUARE, 63 Nathan Road Tsim Sha Tsui, Kowloon Hong Kong	Café for event venue	June 11, 2024 to September 16, 2025	HK$10,000 base rent plus turnover rent	1,917 square feet

Insurance

We maintain content and stock, business interruption, money and employees’ compensation as well as public liability policies to protect our business, facilities and employees in accordance with customary industry practice and/or in compliance with applicable laws and regulations in Hong Kong. In cases where we are engaged as an event planner, event organizers are generally responsible for taking out insurance policies covering the events (including ourselves). However, we also take out event specific insurance as and when required under the terms of the relevant event management contracts, such as public liability insurance covering our employees in the event venue. However, for direct investment deals, we are responsible for taking out all insurance policies covering the events. We do not carry any “key person” or product liability insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Hong Kong and any other markets which we may operate in the future.

Competition

The events industry in Hong Kong encompasses a range of public and private events, from trade shows, conferences, concerts, exhibitions, charity galas, brand promotion events to internal corporate events. This industry is highly fragmented and intensely competitive. It is characterized by constant change and innovation as customers are demanding event management companies to create deeper and more meaningful event experiences that leave lasting impressions.

We specialize in organizing, planning, promoting and managing experience events. It is a niche sector of the events industry as it requires the players to have an in-depth knowledge of the operation of IP licenses and experience in working with IP owners. Our biggest competition comes from local event management companies that are experienced in organizing big scale public events that involve IP licenses. Furthermore, we may face potential competition from global event management companies that seek to enter the Hong Kong market, whether independently or through the formation of strategic alliances with, or acquisition of, event management companies that operate in the Hong Kong market.

We believe the principal competitive factors in our market include breadth and depth of the scope of services, pricing, user experience, financial viability, industry expertise and reputation, proven customer references, track record as well as relationship with other industry players (such as IP owners, venue operators and overseas event management companies). We believe that we generally compete favorably with our competitors because the breadth and depth of our services allow us to manage the entire event lifecycle across every type of event.

Litigation and Other Legal Proceedings

At the date of this prospectus, we are not party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our directors to be pending or threatened against us which could have a material adverse effect on our business, financial condition or results of operations.

REGULATORY ENVIRONMENT AND THE LAWS AND

REGULATIONS OF HONG KONG

The following sets forth a summary of the material laws and regulations relating to our Group’s business operations in Hong Kong.

This section summarizes the major aspects of the principal laws, rules and regulations that are directly relevant and material to our operations in Hong Kong.

Hong Kong Regulatory Overview

We only have office and operations in Hong Kong. Based on the advice from our Hong Kong Legal Advisers and the representations of our Company, Trendic had obtained all material requisite licenses, approvals and permits from the relevant governmental authorities in Hong Kong for our business operations in Hong Kong during the Track Record Period and up to the date of this prospectus.

This section sets forth a summary of the general Hong Kong laws and regulations applicable to our Group’s business in Hong Kong.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year. We held a valid business registration certificate under the Business Registration Ordinance throughout the Track Record Period and as at the date of this prospectus.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (‘‘TDO’’) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)	nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)	fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)	method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)	availability;

(e)	testing by any person and the results of the testing;

(f)	approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)	after-sale service assistance concerning the service;

(j)	price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000 (US$64,000) and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000 (US$12,000) and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance, or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Under the EO, the wage period in respect of which wages are payable under a contract of employment shall be deems to be 1 month, until the contrary is proved. Wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than 7 days thereafter. In the case where wages are not paid within 7 days after which they become due and payable, interest will be imposed at a rate fixed by the Chief Justice in the Hong Kong Special Administrative Region Gazette under Section 50 of the District Court Ordinance (Chapter 336).

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance, or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance, or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

An employer who, without reasonable excuse, fails to comply with the requirement imposed on employers in relation to arrange for its employees to become scheme members, commits an offence and is liable on conviction to a fine of HK$350,000 and to imprisonment for 3 years, and to a daily penalty of HK$500 for each day on which the offence is continued.

An employer who, without reasonable excuse, fails to comply with the requirements in relation to making mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000 (US$26,000). An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 (US$26,000) and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 (US$26,000) and HK$500,000 (US$64,000) respectively and imprisonment of up to 12 months.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour with effect from May 1, 2023) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (except those specified under section 7 of the Minimum Wage Ordinance). Any provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, or the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 for corporate taxpayers as of the date of this prospectus. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Our directors confirm that Trendic had complied with the applicable provisions under the Inland Revenue Ordinance throughout the Track Record Period and up to the latest practicable date.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% (commencing from November 17, 2023) on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance that commenced full operation on December 14, 2015 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The “First Conduct Rule” prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The “Second Conduct Rule” prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; (iii) any barriers to entry to competitors into the relevant market; and (iv) any other relevant matters specified in the guidelines issued in accordance with the Competition Ordinance.

The First Conduct Rule and the Second Conduct Rule apply to all sectors of the Hong Kong economy, including marketing and advertising services providers. Therefore, our business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as reviewed and revised from time to time provides comprehensive protection for recognized categories of literary, dramatic, musical and artistic works, as well as for sound recordings, films, television broadcasts and cable programs.

In the course of preparing interior design proposals, we may create original artistic works (such as drawings) or literary works (such as text) or videos that qualify for copyright protection without registration. Infringement of copyright is civilly actionable.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance, or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance, or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance, or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong)

The Prevention of Bribery Ordinance prohibits all forms of bribery and corruption. Any director or employee is prohibited from soliciting, accepting or offering any bribe in conducting a company’s business or affairs, whether in Hong Kong or elsewhere. In particular, in conducting all business or affairs of a company, the director or employee must comply with the Prevention of Bribery Ordinance and must not:

(a)	solicit or accept any advantage from others as a reward for or inducement to doing any act, abstaining from doing any act or showing favor in relation to the company’s business or affairs, or offer any advantage to an agent of another as a reward for or inducement to doing any act, abstaining from doing any act of showing favor in relation to his principal’s business or affairs;

(b)	offer any advantage to any public servant, which, for the purpose of the Prevention of Bribery Ordinance, includes any employee of a public body, such as departments of the Hong Kong government, as a reward for or inducement to his performing any act in his official capacity or his showing any favor or providing any assistance with the Hong Kong government or public body;

(c)	offer any advantage to any staff of any department under the Hong Kong government or public body while he is having business dealing with the latter; or

(d)	offer any advantage to any other person as an inducement to or a reward for the withdrawal of a tender or the refraining from making of a tender for any contract with a public body or bidding at any auction conducted by any public body.

Depending on the offence committed, the maximum penalties for the above offences under the Prevention of Bribery Ordinance range from fines of HK$100,000 to HK$500,000 and imprisonment for 1 year to 10 years.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance, or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key employees:

Name	Age	Title

Ms. Seto Wai Yue	42	Chief Executive Officer and Director

Ms. Tse Sze Man	43	Director

Mr. Leung Tak Shun	39	Chief Financial Officer

Ms. Cheung Tan	35	Independent Director Nominee and Chairman of Audit Committee

Ms. Lui Yi Sin, Edith	43	Independent Director Nominee and Chairman of Compensation Committee

Ms. Lee Wing Yin	39	Independent Director Nominee and Chairman of Nomination Committee

Mr. Luk Kai Chung	40	General Manager

Each independent director nominee will be appointed effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1.

Directors and Executive Officers

Ms. Seto Wai Yue

Ms. Seto, aged 42, founded our Group in 2016. She is our founder, chief executive officer and director, and she is responsible for the overall business development such as overseeing all aspects of our Group’s operations, strategic planning and formulation of corporate strategies.

Ms. Seto has a wealth of experience and expertise in running and managing her own businesses. In May 2012, Ms. Seto founded her first venture named The Stairs, which was a one-stop luxury comprehensive store. As the founder, she was responsible for the development and execution of the company’s business strategies as well as the company’s financial performance. In the same year, she sold her equity interest in The Stairs, and acquired a business named 2%. She revamped the brand by building a new group of young, energetic and enterprising team, and turned the company’s business from loss to profit.

Prior to founding our Group, she had a joint venture with a well-known cartoon character brand between January 2012 to December 2016, where she was primarily responsible for the growth and development of the brand in the Hong Kong market such as marketing merchandise and clothing of the well-known cartoon character, and organizing themed restaurant events and shopping mall exhibitions. In October 2018, she co-founded a Taiwanese bubble tea business in Hong Kong. As the co-founder, she was responsible for business development such as collaborating with established brands, and brand expansions in Hong Kong, Taiwan, Malaysia, Canada.

Ms. Seto received her bachelor’s of arts degree in clothing and textile retail management from The Hong Kong Polytechnic University in 2004.

Ms. Tse Sze Man

Ms. Tse is our director. Ms. Tse is responsible for the overall operation and management of our Group’s business and formulation of our business plans and growth strategies.

Ms. Tse has been the Head of the Design & Merchandising Team at Trendic International Limited since August 2022. She is responsible for preparing the budget plans for merchandising, liaising with local and overseas project managers for design and merchandising issues and monitoring merchandise sales reports and product feedback to increase sales profits. Further, Ms. Tse monitors her team to ensure compliance with merchandise development and bulk production schedules. From November 2016 and August 2022, Ms. Tse was the Personal Assistant to the Managing Director at Shu Talk Branding Company Limited. She was in charge of handling personal and business matters and providing all-rounded secretarial support to the firm’s Directors. Ms. Tse also prepared project proposals for business purposes and assisted with monitoring the merchandising status of the firm. Between September 2014 and August 2016, Ms. Tse was the Assistant Product Development Manager at Dizen Limited (2% Group). Ms. Tse primarily coordinated with the in-house designer to facilitate product development and technical support, prepared for tradeshows and fashion shows and communicated with the merchandising, retail and marketing departments to evaluate feedback in light of market demand.

Ms. Tse has over 15 years of experience in the design and merchandising industry. She obtained a BA (Hons) in Fashion and Textiles from the Hong Kong Polytechnic University in 2005.

Independent Directors

Ms. Cheung Tan

Ms. Cheung Tan, or Ms. Cheung, will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Cheung will serve as chairman of the audit committee and as a member of the compensation committee and nomination committee.

Ms. Cheung joined Roma Risk Advisory Limited in January 2020. Currently, she is the associate director where she leads a team of risk and ESG advisory professionals to provide comprehensive services for a diverse portfolio of listed and IPO clients, as well as non-governmental organizations. She is also responsible for directing the implementation of internal control enhancement projects including the development of policies, procedures and monitoring mechanism; and in guiding clients in establishing ESG frameworks, policies and reporting mechanisms to align with evolving regulations and best practices. Prior to joining Roma Risk Advisory Limited, Ms. Cheung was with PricewaterhouseCoopers Limited from August 2016 to January 2020 and her last position was senior consultant.

She was responsible for performing tax analysis for private equity funds and hedge funds and the corresponding tax treatments for US tax purposes; and complying with company risk management procedures upon new client acceptances and perform anti-money laundering procedures for non-assurance clients.

Ms. Cheung received both her bachelor’s degree and master’s degree in accounting from St. Francis College, New York in December 2014. Ms. Cheung is a certified public accountant of the Hong Kong Institute of Certified Public Accounts and a European Federation of Financial Analysts Societies (EFFAS) certified ESG analyst.

Ms. Lui Yi Sin, Edith

Ms. Lui Yi Sin, Edith, or Ms. Lui, will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Lui will serve as chairman of the compensation committee and as a member of the audit committee and nomination committee.

Ms. Lui has been the account manager at Ho Wai Printing and Publishing Co. Ltd. since December 2013. She is responsible for coordinating with customers and suppliers for order processing; and creating and maintaining a positive and long-term relationship with all customers. Between October 2012 to July 2013, Ms. Lui was the front desk administrator at ISF Academy. Ms. Lui was responsible for handling administrative work and other ad-hoc support duties such as organizing exhibitions, school events and other activities. Between August 2008 to December 2008, she was the data entry clerk at PolyVision, where she was primarily responsible for handling calls and processing day-to-day data entry activities, assisting in date consolidation and report generation and maintaining a functional documentation and filing system.

Ms. Lui received her bachelor’s degree in business economics from University of California at Santa Barbara in December 2006.

Ms. Lee Wing Yin

Ms. Lee Wing Yin, or Ms. Lee, will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Lee will serve as chairman of the nomination committee and as a member of the audit committee and compensation committee.

Ms. Lee co-founded Golden Lion Security (HK) Ltd., a venture specializing in Li Heung Tea brand creation and operation in January 2024. As the co-founder, she is primarily responsible for overseeing product research and development and implementing innovative marketing strategies and attending targeted outreach and networking events to grow the company’s customer base and increase company’s revenue. Ms. Lee is also currently the marketing director at Asian Express Ltd and has been serving this position since September 2023. She leads a team of marketing professionals to develop and execute comprehensive marketing campaigns and has achieved significant growth in brand awareness and market share through targeted public relations initiatives.

Ms. Lee commenced her undergraduate studies in communications and media at Macquarie University before completing a Bachelor of Media Studies with Journalism and Communications at Middlesex University in August 2008.

Key Employees

General Manager

Mr. Luk Kai Chung

Mr. Luk Kai Chung, Mr. Luk, is our General Manager and he is responsible for overseeing the day-to-day operations of the company. He serves as the bridge between upper-level management and front-line employees, ensuring that the organization functions smoothly and efficiently.

Between August 2013 and August 2016, Mr. Luk was the Business Development Manager at Dizen Limited (2% Group). Mr. Luk’s roles included analyzing the context of the macro-environment and assisting with market strategies with the Director, managing 7 store locations and 25 frontline staff members to achieve sales targets and maintain stock levels, and working closely with the Visual Merchandising and Marketing Departments. Mr. Luk further assumed administrative roles by supervising activities related to office administration such as fixed asset management and supplies procurement. Between July 2009 and June 2013, Mr. Luk was the Assistant Manager at Conson Business Limited. Mr. Luk’s roles included providing executive assistance to the General Manager in charge of daily operations, managing operations including ensuring staff service standards and handling complaints and developing policies and administering internal systems. Mr. Luk was also in charge of facilitating and maintaining business relations with clients and employees.

Mr. Luk obtained a Foundation Certificate in Life Coaching with a Distinction from the University of Hong Kong School of Professional and Continuing Education in 2012, and a Certificate in Sales and Account Management from the Hong Kong Management Association in 2010. Mr. Luk previously obtained a Bachelor of Arts in Marketing from the University of Portsmouth in 2008 and an Associate Degree in Business from the Hong Kong Polytechnic University Hong Kong Community College in 2006.

Chief Financial Officer

Mr. Leung Tak Shun

Mr. Leung Tak Shun, or Mr. Leung, is our chief financial officer. Mr. Leung is responsible for the following matters relating to our Group:

●	Overseeing the financial functions, tax and corporate secretarial matters of our Group;
●	Financial reporting of our Company; and
●	Preparation of budget and financial forecasts.

Mr. Leung has over 15 years of experience in auditing and accounting consulting services. He has a thorough understanding of the Hong Kong Listing Rules, taxation regulations and accounting standards. Mr. Leung has been a Director at CMB CPA Limited since January 2023. He manages a team of four auditors and is responsible for leading audit engagements for clients in various industries including trading, healthcare, and manufacturing, conducting risk assessments to mitigate financial risks and providing training of latest auditing and accounting standards to the audit team. Between December 2015 and December 2022, Mr. Leung was a Senior Manager of the Audit Department at RSM Hong Kong. Mr. Leung took charge of numerous IPO projects in Hong Kong and managed the audit and preparation of year-end budgets of listed companies, liaising regularly with sponsors, lawyers and valuers along the listing and compliance processes. From December 2014 to December 2015, Mr. Leung was an Assistant Manager of the Audit Department at Grant Thornton Hong Kong Limited. Mr. Leung was responsible for leading the audit of an education company’s IPO listing in Hong Kong, and also assisted with the audit of listed companies.

Mr. Leung obtained a BA (Hons) in Accountancy with Second Class Honors (Division I) in 2007 and is a member of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

There is no family relationship among any of our directors, executive officers, independent directors and key employee.

Board Diversity

The composition of our board of directors currently includes five individuals who self-reports as diverse under the Nasdaq Listing Rule 5605(f) regarding board diversity as applies to foreign private issuers. Under Nasdaq Listing Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority based on the national, racial, ethnic, indigenous, cultural, religious or linguistic identity or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions:

Board Diversity Matrix (as of the date of this prospectus)

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	5	-	-	-

Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	5	-	-	-
Hispanic or Latino	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	-	-	-	-

LGBTQ+	-	-	-	-

Did Not Disclose Demographic Background	-	-	-	-

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nomination committee effective upon the Registration Statement of which this prospectus forms a part becoming effective, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the Registration Statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. Upon the effectiveness of the Registration Statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq and SEC rules and regulations. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at http://www.trendicint.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Ms. Cheung, Ms. Lui and Ms. Lee will serve on the audit committee, which will be chaired by Ms. Cheung. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq. Our board of directors has designated Ms. Cheung as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Ms. Cheung, Ms. Lui and Ms. Lee will serve on the compensation committee, which will be chaired by Ms. Lui. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable the Nasdaq rules. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Ms. Cheung, Ms. Lui and Ms. Lee which will be chaired by Ms. Lee. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable the Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to maintain that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Controlled Company

Upon the completion of this offering, Ms. Seto, our controlling Shareholder will beneficially own 70.81% of our total issued and outstanding Class A Ordinary Shares and 100% of our outstanding Class B Ordinary Shares, representing in aggregate 79.13% of the total voting power. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

We currently do not intend to rely on any of the exemptions although we may elect to rely on one or more of the exemptions in the future.

Foreign Private Issuer Status

The Nasdaq Stock Market Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	have regularly scheduled executive sessions with only independent directors; and

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Stock Market Rules. There will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nominating and corporate governance and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nominating and corporate governance committee, along with the Board, prioritize the selection of board members who can advance shareholder interests by showcasing a proven track record of professional achievements. Additionally, they should possess the capability to foster a collaborative environment among board members, have a deep understanding of our business and the competitive landscape, and bring forth professional and personal experiences that align with our growth strategy.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the Registration Statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the Registration Statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.trendicint.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and Nasdaq corporate governance rules.

Compensation of Directors and Key Employees

The following table summarizes all compensation received by our directors and our key employees during the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2023 and 2024.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Summary Compensation Table

Position	Aggregate Salary (HK$)	Aggregate Compensation Paid Bonus (HK$)	Aggregate Other Compensation (HK$)	Aggregate amount of Salary, Compensation Paid Bonus and other Compensation (HK$)

All directors (For the year ended 2024)	430,500	36,430	0	466,930
(For the year ended 2023)	271,847	8,380	0	280,227
(For the six months ended September 30, 2024)	831,000	0	275,373	1,106,373
(For the six months ended September 30, 2023)	210,000	0	0	210,000

All key employees (For the year ended 2024)	252,000	4,000	0	256,000
(For the year ended 2023)	240,000	12,007	0	252,007
(For the six months ended September 30, 2024)	244,000	0	0	244,000
(For the six months ended September 30, 2023)	120,000	0	0	120,000

*Independent directors to be appointed upon the effectiveness of the Registration Statement.

Insurance entered into by Trendic for the benefit of Ms. Seto

On August 30, 2024, Trendic entered into a savings insurance plan, or Insurance Plan, with Manulife (International) Limited, with the beneficiary of the Insurance Plan being the estate of Ms. Seto. Trendic made an initial payment of US$35,212.87 upon entering into the Insurance Plan and, under the terms of the Insurance Plan, Trendic will make four additional payments of US$40,000 annually. The notional / guaranteed maturity amount of the Insurance Plan is US$200,000.

Independent Directors’ Agreements

Each of our independent directors will enter into a director’s agreement with the Company effective upon the effectiveness of the Registration Statement. The terms and conditions of the directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Class A Ordinary Shares entitled to vote.

Under the directors’ agreements, the initial monthly director fees that will be payable to each of our independent directors is HK$10,000. Such director fees are payable in cash on a monthly basis.

In addition, our independent directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with each of our directors, which were effective upon the effectiveness of the registration statement of which this prospectus forms a part. Each employment agreement will continue indefinitely subject to termination by either party upon one month’s written notice.

Employment Agreement between Ms. Seto and Trendic

Effective as of the date of the closing of this offering, Trendic entered into an Employment Agreement with Ms. Seto. The agreement provides for an annual base salary of HK$1,200,000. Ms. Seto’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Seto shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Leung Tak Shun and Trendic

Effective as of the date of the closing of this offering, Trendic entered into an Employment Agreement with Mr. Leung Tak Shun. The agreement provides for an annual base salary of HK$600,000. Mr. Leung Tak Shun’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Leung Tak Shun shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Tse and Trendic

Effective as of August 8, 2022, Trendic entered into an Employment Agreement with Ms. Tse in the capacity of project manager. The agreement provides for a monthly base salary of HK$35,000. Ms. Tse’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. shall not disclose any non-public information arising from any aspect of her employment for the benefit of others during and subsequent to her employment with Trendic. The agreement also prohibits Ms. Tse from engaging in direct or indirect employment by another party whilst being employed by Trendic.

Employment Agreement between Mr. Luk Kai Chung and Trendic

Effective as of June 1, 2021, Trendic entered into an Employment Agreement with Mr. Luk Kai Chung in the capacity of project manager. The agreement provides for a monthly base salary of HK$20,000. Mr. Luk Kai Chung’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Luk Kai Chung shall not disclose any non-public information arising from any aspect of his employment for the benefit of others during and subsequent to his employment with Trendic. The agreement also prohibits Mr. Luk Kai Chung from engaging in direct or indirect employment by another party whilst being employed by Trendic.

2024 Equity Incentive Plan

On [●], subject to the completion of this offering, our shareholders and Board adopted the 2024 Dreamland Limited Equity Incentive Plan, or the 2024 Equity Incentive Plan, to motivate attract and retain the best available personnel, provide additional incentives to staff and directors and promote the success of our business. Under the 2024 Equity Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan is [●], which constitutes 10% of the total issued and outstanding Class A Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2024 Equity Incentive Plan. Any Class A Ordinary Shares covered by an award granted under the 2024 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2024 Equity Incentive Plan. As of the date of this prospectus, we have not granted any awards under the 2024 Equity Incentive Plan.

The following paragraphs summarize the principal terms of the 2024 Equity Incentive Plan.

Types of awards.

The 2024 Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.

Our Board or the compensation committee administers the 2024 Equity Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.

Awards granted under the 2024 Equity Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

We may grant awards to our staff and directors.

Vesting schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Class A Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.

Unless terminated earlier, the 2024 Equity Incentive Plan has a term of 10 years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, to be effective upon the Registration Statement of which this prospectus forms a part becoming effective. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and our Class B Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

●	each of our directors and executive officers;
●	each of our current directors, officers and independent directors as a group; and
●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. For the purpose of voting power, each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share entitles the holder to twelve (12) votes on any matter or which action of the shareholders of our Company is sought. The Class B Ordinary Shares votes together with the Class A Ordinary Shares. Percentage of beneficial ownership of each listed person prior to this offering is based on 28,660,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on 30,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have six shareholders of record, none of whom are located in the United States.

	Class A Ordinary Shares Beneficially Owned Prior to this offering		Class B Ordinary Shares Beneficially Owned Prior to this offering		Class A Ordinary Shares Beneficially Owned After this offering		Percentage of Voting Power After this offering
	Number	Percent (%)(2)	Number	Percentage (%)(2)	Number	Percent (%)(2)	Percent (%)(2)
Directors and Executive Officers(1):

Ms. Seto	21,896,240	76.40	1,000,000	100	21,236,240	70.81	79.13

Ms. Tse	0	0	0	0	0	0	0

Mr. Leung Tak Shun	-	-	-	-	-	-	-

Ms. Cheung Tan	-	-	-	-	-	-	-

Ms. Lui Yi Sin, Edith (3)	-	-	-	-	-	-	-

Ms. Lee Wing Yin (3)	-	-	-	-	-	-	-

Mr. Luk Kai Chung (3)	-	-	-	-	-	-	-

All directors and executive officers as a group (7 individuals):	21,896,240	76.4	1,000,000	100	21,236,240	70.81	79.13

	Class A Ordinary Shares Beneficially Owned Prior to this offering		Class B Ordinary Shares Beneficially Owned Prior to this offering		Class A Ordinary Shares Beneficially Owned After this offering		Percentage of Voting Power After this offering
	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)	Percent (%)
5% Shareholders:

Ms. Seto	21,896,240	76.4	1,000,000	100	21,236,240	70.81	79.13

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Selling Shareholder

This prospectus covers the offering of in aggregate 660,000 Class A Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Class A Ordinary Shares identified in the column “Number of Class A Ordinary Shares to be Sold.” The Class A Ordinary Shares owned by the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Class A Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Class A Ordinary Shares beneficially owned by the Selling Shareholder, the number of Class A Ordinary Shares sold in this offering and the number and percentage of Class A Ordinary Shares the Selling Shareholder will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholder. We will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Class A Ordinary Shares Beneficially Owned Prior to offering	Percentage Ownership Prior to offering(2)	Number of Class A Ordinary Shares Sold	Number of Class A Ordinary Shares Owned After offering	Percentage Ownership After offering(2)
Ms. Seto	21,896,240	76.40%	660,000	21,236,240	70.81%

Notes:

(1) The business address of our directors and executive officers is No. 5, 17th Floor, PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong.

(2) Based on 28,660,000 Class A Ordinary Shares issued and outstanding immediately prior to the offering and 30,000,000 Class A Ordinary Shares to be issued and outstanding immediately after the offering.

(3) Each independent director nominee will be appointed effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1.

RELATED PARTY TRANSACTIONS

Related Party Transactions

Immediately prior to the completion of this offering, we will adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions will be approved by the committee.

Set forth below are related party transactions of our Company for the fiscal years ended March 31, 2023 and 2024, for the six months ended September 30, 2023 and 2024 and up to the date of this prospectus, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

List of Related Parties

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company
Exit (HK) Limited	Ms. Seto is a 40% shareholder and the sole director of Exit (HK)
Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling
Exit Catering Limited Exit Operations Limited I Dao Cao Limited	Ms. Seto is a 51% shareholder and a director of Exit Catering Ms. Seto is a 60% shareholder and a director of Exit Operations Brother of Ms. Seto is the sole shareholder and director of I Dao Cao

Related party transactions for the six months ended September 30, 2023 and 2024 and as of March 31. 2024 and September 2024:

Amount due from/(to) a shareholder

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD
Seto Wai Yue	$2,950,434	$(47,054)

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with TIL, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with the offering. As of September 2024, loan amount from Ms. Seto is approximately HK$1.93 million. The balances are unsecured, non-interest bearing, and payable on demand. The balances were recorded in current assets/liabilities.

During the six months ended September 30, 2023 and 2024, the proceeds and payments to a shareholder are as follows

	September 30, 2023	September 30, 2024
	HKD	HKD
Proceeds from a shareholder	$1,236,520	$7,065,391
Payments to a shareholder	(1,334,381)	(4,067,903)

The proceeds from and payments to a shareholder represented total cash movement, received from and paid to a shareholder during the relevant periods for her personal use temporarily, and loan from a shareholder for listing fees payments during the six months ended September 30, 2024. The proceeds received from a shareholder primarily serve the Company’s operational needs. These funds are directed towards day-to-day activities, ensuring the smooth functioning of the Company’s business operations during the relevant periods and loan from a shareholder for listing fees payments during the six months ended September 30, 2024. Conversely, the payments made to a shareholder are for her personal use temporarily.

During the six months ended September 30, 2023, the proceeds from and payments to a shareholder represented total cash movement, received from and paid to a shareholder during the relevant period for her personal use temporarily. The proceeds received from a shareholder primarily serve the Company’s operational needs. These funds are directed towards day-to-day activities, ensuring the smooth functioning of the Company’s business operations. Conversely, the payments made to Ms. Seto are for her personal use temporarily.

Amount due from related parties

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

I Dao Cao Limited	-	879,152
Exit Operations Limited	-	1,254,369

	$-	$2,133,521

For the amount due from I Dao Cao represented deposits for concert tickets for resell. The relevant concert tickets will be delivered before the concert commenced. The remaining balance due from Exit Operations Limited represented deposits for café operation for events and will be used up when provision of café services for upcoming events.

Revenue

	Six months ended September 30,
	2023	2024
	HKD	HKD
Exit (HK) Limited	20,000	-
Exit Catering Limited	207,588	-
Exit Operations Limited	-	552,166
	$227,588	$552,166

Cost of Revenue

	Six months ended September 30,
	2023	2024
	HKD	HKD
I Dao Cao Limited	-	204,000
Exit Operations Limited	-	264,350
	$-	$468,350

Defined contribution insurance to Ms. Seto

During the six months ended September 30, 2024, the Company purchased insurance for Ms. Seto with defined contribution of US$50,000 per annum for the period of five years and recorded as selling, general and administrative expenses.

Related party transactions for the years ended March 31, 2023 and 2024

Amount due from a shareholder

	As of March 31,
	2023	2024
	HKD	HKD
Ms. Seto	$4,747,823	$2,950,434

The amount due is unsecured, non-interest bearing, and payable on demand. The amount represented net proceeds and payments to Ms. Seto for her personal use temporarily. The balances were recorded in current assets. The remaining outstanding balances was fully repaid on September 16, 2024.

During the years ended March 31, 2023 and 2024, the proceeds and payments to a shareholder are as follows:

	Years ended March 31,
	2023	2024
	HKD	HKD
Proceeds from a shareholder – Ms. Seto	$793,266	$18,039,849
Payments to a shareholder – Ms. Seto	(4,362,363)	(21,742,460)

The proceeds from and payments to a shareholder represented total cash movement, received from and paid to a shareholder during the relevant period for her personal use temporarily. The proceeds received from Ms. Seto primarily serve the Company’s operational needs. These funds are directed towards day-to-day activities, ensuring the smooth functioning of the Company’s business operations. Conversely, the payments made to Ms. Seto are for her personal use temporarily. The largest amount outstanding during the period is as below:

	Years ended March 31,
	2023	2024
	HKD	HKD
Largest amount outstanding during the period	5,541,089	26,490,282

As at the date of this prospectus, the outstanding amounts due from the shareholder has been fully repaid on September 16, 2024.

Revenue

	Years ended March 31,
	2023	2024
	HKD	HKD
Exit (HK) Limited
- Provision of event management services	1,907,953	-
- Sales of goods	380,935	-
- Design and others	110,000	20,000
Exit Catering Limited – sale of goods	-	317,586
Earthling Catering Limited – design and others	78,340	-
	$2,477,228	$337,586

Dividend

For the year ended March 31, 2024, Trendic declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. The dividend was offset against amount due from a shareholder during the year ended March 31, 2024.

Loan from Ms. Seto

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with Trendic, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with this offering. Such amount is repayable on the earlier of the completion of this offering and September 30, 2025. As of March 31, 2023, 2024 and the latest practicable date, the loan from Ms. Seto is HK$0, HK$0 and HK$3,663,215, respectively. The largest amount outstanding for loan from Ms. Seto during the years ended March 31, 2023, 2024 is HK$0 and HK$0 respectively, and the largest amount outstanding for loan from Ms. Seto during the six months ended September 30, 2023, 2024 and as at the date of this prospectus is HK$0, HK$1,933,527 and HK$3,663,215, respectively.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended from time to time, and by the provisions of the applicable law. Reference is made to our Memorandum and Articles of Association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part.

Our Company was incorporated on July 5, 2024, and immediately following incorporation, our share capital was held as to 1 Share by Ms. Seto.

On August 19, 2024, Ms. Seto and Kilo Wonders subscribed for and were allotted and issued fully paid 19,059 and 940 Class A Ordinary Shares in the Company for cash at par, and a resolution was passed on the same day giving effect to the same.

On August 19, 2024, Ms. Seto, Kilo Wonders and Yield Rights subscribed for and were allotted and issued fully paid 4,500,939, 234,059 and 245,000 Class A Ordinary Shares in the Company for cash at par, and a resolution was passed on the same day giving effect to the same.

On August 20, 2024, Fuji Holdings, Prime Crest and Allied Target entered into agreements to acquire 225,000, 245,000 and 230,000 Class A Ordinary Shares in the Company for US$250,000, US$270,000 and US$255,000 respectively, from Ms. Seto.

On March 6, 2025, one Class A Ordinary Share was allotted and issued to each of Ms. Seto and Kilo Wonders, credited as fully paid, in consideration of them transferring their entire equity interest in Trendic to our Group.

Our authorized share capital is $100,000 divided into 1,000,000,000 Class A Ordinary Shares, par value of $0.0001 each. On [●], 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to create 50,000,000 of Class B Ordinary Shares. In addition, prior to the commencement of the initial public filing, the Company intends to amend its memorandum of association to effect a 1:10 forward stock split and to change the authorized share capital to US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

On [●], the Company allotted and issued fully paid [1,000,000] Class B Ordinary Shares to Ms. Seto for cash at par, and a resolution was passed on [●] giving effect to the same.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Class A Ordinary Shares. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Class B Ordinary Shares. Our Class B Ordinary Shares is entitled to twelve (12) votes on any matter on which action of the shareholders of the Company is sought and is convertible into one Class A Ordinary Share at the option of the holder thereof on a one-for-one basis.

Dividends. Subject to the Companies Act and our Articles of Association, our Company by ordinary resolution in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the date of payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise. Where our Board or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

a.	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

b.	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our Board, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board or our Company in general meeting has resolved that a dividend be paid or declared, our Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our Board may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, or distributions unclaimed for six years from the date of having been declared may be forfeited by our Board and, upon such forfeiture, shall revert to our Company.

No dividend payable by our Company on or in respect of any share shall bear interest against our Company.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.]

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at http://www.trendicint.com or through phone number +852 5628 6281.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Securities Issuances or Sale

The following is a summary of our material securities issuances or sale in the past three years before this offering.

Name of shareholders	Date of Sale or Issuance	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Consideration

Ms. Seto(1)	July 5, 2024	1	-	par value per share

	August 19, 2024	4,500,939		par value per share

	March 6, 2025	1		Ms. Seto and Ms. Yip to transfer Trendic to the Company’s nominee, Goal Success
	[●], 2025	-	[1,000,000] Shares	par value per share

Kilo Wonders (2)	August 19, 2024	940		par value per share

	August 19, 2024	234,059	-	par value per share

	March 6, 2025	1		Ms. Seto and Ms. Yip to transfer Trendic to the Company’s nominee, Goal Success

Yield Rights	August 19, 2024	245,000	-	par value per share

Fuji Holdings	August 20, 2024	225,000	-	US$250,000 (acquired from Ms. Seto)

Prime Crest	August 20, 2024	245,000	-	US$270,000 (acquired from Ms. Seto)

Allied Target	August 20, 2024	230,000	-	US$255,000 (acquired from Ms. Seto)

Other than the issuance of securities stated above, we have not issued any securities in the past three years.

(1)	Ms. Seto was the existing controlling shareholder of Trendic prior to a group reorganization whereby Trendic was transferred to the Company’s nominee subsidiary, Goal Success.

(2)	Kilo Wonders is wholly-owned by Ms. Yip, an existing shareholder of Trendic prior to a group reorganization whereby Trendic was transferred to the Company’s nominee subsidiary, Goal Success.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 30,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding.

All of the Class A Ordinary Shares sold in this offering by the Company and by the Selling Shareholder will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Class A Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares, and while we intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriter, for a period of 180 days following the closing of the offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Class A Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors and executive officers and our 5% or greater shareholders, except where applicable as a Resale Shareholder pursuant to the Resale Prospectus, has also entered into a similar lock-up agreement with the underwriter for a period of 180 days following the closing of the offering, subject to certain exceptions, with respect to our Class A Ordinary Shares, and securities that are substantially similar to our Class A Ordinary Shares. See “Underwriting - Lock-up Agreements”.

We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A Ordinary Shares for more than six months but not more than one year may sell such Class A Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A Ordinary Shares for more than one year may freely sell our Class A Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Class A Ordinary Shares; or

●	the average weekly trading volume of our Class A Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by the Resale Shareholders of our Class A Ordinary Shares held by them. These Class A Ordinary Shares have been registered to permit public resale of such shares, and the Resale Shareholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Resale Shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. No shares may be sold by the Resale Shareholders until our Class A Ordinary Shares are listed or quoted on an established public trading market. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. None of the Class A Ordinary Shares registered for resale pursuant to the Resale Prospectus is underwritten by the Underwriter and will not form a part of this offering.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Robertsons, our counsel as to Hong Kong law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Tax Considerations

The following brief description of HK laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Profits tax

No tax is imposed in HK in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK where such gains are derived from or arise in HK from such trade, profession or business will be chargeable to HK profit tax. Liability for HK profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, HK does not impose withholding tax on gains derived from the sale of stock in HK companies and does not impose withholding tax on dividends paid outside of HK by HK companies. Accordingly, investors will not be subject to HK withholding tax with respect to a disposition of their Class A Ordinary Shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between HK and the United States.

Stamp duty

HK stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in HK, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Class A Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Class A Ordinary Shares are not required to be registered in HK given that the books for the transfer of Class A Ordinary Shares are located in the United States. The transfer of Class A Ordinary Shares is therefore not subject to stamp duty in HK. If HK stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares in this offering and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Hong Kong dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non- United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Robertsons, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Following the completion of this offering, our Board will be comprised of five directors, with all directors located in Hong Kong. The current directors are Ms. Seto and Ms. Tse.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

UNDERWRITING

We and the Selling Shareholder have entered into an underwriting agreement dated [●], 2025 with Bancroft Capital, LLC, or the Representative or Bancroft, acting as the lead managing underwriter and book-runner with respect to the Class A Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we and the Selling Shareholder have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite their name(s) below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Bancroft Capital, LLC	[●]
Total

The underwriter is offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discount is equal to the initial public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discounts is 7.0% of the initial public offering price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share		Total

Public offering price	US$	[●]	US$	[●]	(3)
Underwriting discounts and commissions paid by us(1)(2)	US$	[●]	US$	[●]
Proceeds to us, before expenses(2)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholder before expenses(2)	US$	[●]	US$	[●]

(1)	Represents underwriting discount and commissions equal to 7.0% per share, which is the underwriting discount we have agreed to pay on such shares sold to investors in this offering.

(2)	Excludes fees and expenses payable to the underwriter.

(3)	Includes US$[●] gross proceeds from the sale of [●] Class A Ordinary Shares offered by our Company and US$[●] gross proceeds from the sale of [●] in aggregate Class A Ordinary Shares offered by the Selling Shareholder, in each case before payment of underwriting discounts and commissions and offering expenses.

We have agreed to reimburse the Representative up to a maximum of US$190,000 for certain out-of-pocket accountable expenses (including the legal counsel fees, roadshow expenses, cost of background checks and other disbursements, as disclosed below), and up to an additional US$12,900 for out-of-pocket clearing agent settlement and closing costs. We have paid a US$35,000 advance towards the Representative’s legal counsel fees and will pay another US$35,000 advance prior to the completion of this offering. Any portion of the advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all expenses incident to the authorization, issuance, sale, preparation and delivery of the Class A Ordinary Shares to be sold in this offering, (ii) all fees and expenses of the Company’s legal counsel, independent public or certified public accountants and other advisors, (iii) all fees related to the registration of the Class A Ordinary Shares to be sold in this offering with the SEC and the listing of the Class A Ordinary Shares on the Nasdaq Capital Market, (iv) all costs and expenses incurred in connection with the shipping and distribution of underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto as may, in each case, be reasonably requested by the Representative for use in connection with the offering and/or sale of the Class A Ordinary Shares to be sold in this offering, (v) all fees and expenses incurred in connection with qualifying or registering such Class A Ordinary Shares for offer and sale under the “blue sky” securities laws of such states and other jurisdictions as the Representative may request (including all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel), (vi) all out-of-pocket accountable fees, expenses and disbursements incurred by the Representative in connection with the offer, sale or marketing of the Class A Ordinary Shares and performance of the Representative’s obligations under the underwriting agreement, including without limitation fees and disbursements of the Representative’s counsel and travel and related expenses of the Representative, which reimbursable accountable amount (excluding expenses related to blue sky and FINRA compliance), (vii) all expenses incurred by the Company in connection with any “road show” presentation to potential investors, (viii) the costs and charges of the transfer agent and the registrar for the Class A Ordinary Shares, and (ix) all application fees and fees and expenses of counsel to the Representative incurred in connection with the filing with and clearance of the offering by FINRA.

We have agreed to pay to the underwriters, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions and non-accountable expense allowance will be approximately US$[●] million, which includes reimbursement of the Representative’s accountable expenses and clearing agent settlement and closing costs discussed above.

Lock-Up Agreements

We, our directors and executive officers and our 5.0% or greater shareholders, have agreed with the underwriter, for a period of 180 days from the closing of this offering, subject to certain exceptions not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A Ordinary Shares or any such other securities, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise. These lock-up restrictions, however, do not apply to the Class A Ordinary Shares sold by the Selling Shareholder in this offering. This means that, for a period of 180 days following the closing of the offering, persons subject to the lock-up restrictions may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

We have also granted the Representative a right of first refusal for a period of twelve months after the date this offering is completed, if we or any of our subsidiaries decide to raise funds in the United States by means of a public offering (including at-the-market facility) or a private placement or any other capital-raising financing of equity, equity-linked or debt securities using an underwriter or placement agent, to act as sole underwriter, sole book-runner and/or sole placement agent for such financing during such twelve month period, of us or any successor to or any subsidiary of us, on terms customary terms to the Representative (the “Right of First Refusal”). The Right of First Refusal is subject to FINRA Rule 5110(g)(5), and we shall have a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the Right of First Refusal.

Tail Period

The Representative shall be entitled to cash compensation equal to seven percent (7.0%) of the gross proceeds received by us from any public or private offering or other financing or capital raising transaction of any kind, or Tail Financing, to the extent that such financing or capital is provided to us by any of the investors introduced to us by the Representative, or the Tail Investors, if such Tail Financing is consummated at any time within the 12-month period from the closing of this offering. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g)(5), and we shall have a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any Tail Financing fee, including the Tail Financing set forth above.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Nasdaq Listing

We intend to apply to list our Class A Ordinary Shares on the Nasdaq under the symbol “[●]”. We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares will be listed on the Nasdaq at the completion of this offering.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The underwriter may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved or endorsed by us or the Representative in its capacity as the underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriter and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The underwriter may engage in syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Selling Shareholder nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Activities and Relationships

The underwriter and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Class A Ordinary Shares by us and the Selling Shareholder. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee	US$
Nasdaq Listing Fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

These expenses will be borne by us.

LEGAL MATTERS

We are being represented by Morgan, Lewis & Bockius with respect to certain legal matters of U.S. federal securities. The validity of the Class A Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Hong Kong law will be passed upon for us by Robertsons and legal matters as to the PRC will be passed upon for us by Guangdong Wesley Law Firm. Nelson Mullins Riley & Scarborough LLP, Raleigh, North Carolina, is acting as U.S. counsel for the underwriters.

EXPERTS

The financial statements as of March 31, 2023 and 2024, and for each of the two years in the period ended March 31, 2023 and 2024, included in this prospectus have been audited by TAAD LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of TAAD LLP is located at 20955 Pathfinder Road, Suite 370, Diamond Bar, CA 91765, USA.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A Ordinary Shares to be sold in this offering. For the purposes of this section, the term “Registration Statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the Registration Statement on Form F-1, does not contain all of the information contained in the Registration Statement. You should read our Registration Statements and their exhibits and schedules for further information with respect to us and our Class A Ordinary Shares.

Immediately upon the effectiveness of the Registration Statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the Registration Statement, can be obtained over the Internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

DREAMLAND LIMITED AND SUBSIDIARIES

F-1

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	March 31, 2024	September 30, 2024
		HKD	HKD
ASSETS
Equipment, net	8	135,892	100,441
Right-of-use assets	9	789,369	613,954
Intangible assets, net	10	-	3,053,333
Non-current assets		925,261	3,767,728

Current assets:
Deposits, prepayments and other receivables	11	290,814	1,848,956
Amount due from related parties		-	2,133,521
Amount due from a shareholder	18	2,950,434	-
Amount due from joint operation parties	12	-	3,577,649
Contract assets	6	$4,337,713	$7,121,031
Inventory	13	-	1,493,042
Accounts receivable, net	7	826,687	7,041,845
Cash and bank balances		3,817,083	1,363,152
Total current assets		12,222,731	24,579,196

TOTAL ASSETS		$13,147,992	$28,346,924

Non-current liabilities:
Bank borrowings	17	3,093,858	4,941,240
Lease liabilities	9	601,853	364,374
Total non-current liabilities		3,695,711	5,305,614

Current liabilities:
Bank borrowings, current portion	17	$642,015	$6,814,500
Lease liabilities, current portion	9	178,001	543,055
Tax payable	19	988,347	1,338,347
Amount due to a shareholder		-	47,054
Amount due to joint operations parties		-	1,926,881
Contract liabilities	15	3,569,274	4,671,939
Trade and other payables	14	1,573,583	2,486,934
Total current liabilities		6,951,220	17,828,710

TOTAL LIABILITIES		$10,646,931	$23,134,324

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares US$0.0001 par value authorized shares 1,000,000,000 shares as of March 31, 2024 and September 30, 2024; 5,000,000 shares issued and outstanding as of March 31, 2024 and September 30, 2024*	18	3,896	3,896
Subscription receivables	18	(3,896)	(3,896)
Reserves		2,010,000	2,010,000
Retained earnings		491,061	3,202,600
TOTAL SHAREHOLDERS’ EQUITY		$2,501,061	$5,212,600

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$13,147,992	$28,346,924

* The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited consolidated financial statements.

F-2

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six Months September 30,
	Note	2023	2024
		HKD	HKD

Revenues		$3,545,487	$30,462,186
Revenues, related party		227,588	552,166
Total Revenues, net	3	3,773,075	31,014,352

Costs and expenses:
Cost of revenue		(2,042,940)	(19,736,299)
Cost of revenue – related party		-	(468,350)
		(2,042,940)	(20,204,649)
Selling, general and administrative expenses	5	(72,454)	(4,226,640)
Research and development		-	(660,000)
Amortization		-	(2,318,444)
Impairment of rights of use assets		-	(111,136)
Depreciation		(149,906)	(238,649)

Profit from operations		1,507,775	3,254,834

Other income/(expenses):
Interest income		354	38,676
Finance costs		(129,176)	(232,971)
Other income		-	1,000
Total other income/(expenses), net	4	(128,822)	(193,295)

Profit before income taxes		1,378,953	3,061,539

Income tax expense	19	(23,000)	(350,000)

NET PROFIT		$1,355,953	$2,711,539

Profit per share:	16
- Basic		$0.27	$0.54
- Diluted		$0.27	$0.54

Weighted average number of Class A Ordinary Shares
- Basic and diluted*		5,000,000	5,000,000

* The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited consolidated financial statements.

F-3

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares*					Total
	Number of		Subscription	Capital	Retained	shareholders’
	shares	Amount	receivables	Reserve	Earnings	Equity
		HKD	HKD	HKD	HKD	HKD

Balance as of April 1, 2023	5,000,000	$3,896	$(3,896)	$2,010,000	$(1,097,813)	$912,187

Net profit	-	-	-	-	1,355,953	1,355,953

Balance as of September 30, 2023	5,000,000	$3,896	$(3,896)	$2,010,000	$258,140	$2,268,140

Balance as of April 1, 2024	5,000,000	$3,896	$(3,896)	$2,010,000	$491,061	$2,501,061

Net profit	-	-	-	-	2,711,539	2,711,539

Balance as of September 30, 2024	5,000,000	$3,896	$(3,896)	$2,010,000	$3,202,600	$5,212,600

* The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited consolidated financial statements.

F-4

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2023	2024
	HKD	HKD
Cash flows from operating activities:
Net Profit before tax	$1,378,953	$3,061,539
Adjustments to reconcile net profit to net cash provided by operating activities
Interest income	(354)	(38,676)
Finance costs	129,176	232,971
Amortization	-	2,318,444
Depreciation of equipment	-	35,451
Depreciation of right of use assets	149,906	203,198
Impairment of right of use assets	-	111,136
Change in operating assets and liabilities:
Contract assets	(590,942)	(2,783,318)
Inventory	-	(1,493,042)
Trade receivable	(1,718,879)	(6,215,158)
Deposits, prepayments and other receivables	8,700	(1,558,142)
Amount due from related parties	-	(2,133,521)
Trade payable and other payable	1,069,927	913,351
Amount due from/(to) joint operation parties	-	(1,650,768)
Contract liabilities	-	1,102,665

Net cash provided by/(used in) operating activities	426,487	(7,893,870)

Cash flows from investing activities:
Intangible assets	-	(5,371,777)
Interest received	354	38,676

Net cash provided by/(used in) investing activities	354	(5,333,101)

Cash flows from financing activities:
Proceeds from a shareholder	1,236,520	7,065,391
Payments to a shareholder	(1,334,381)	(4,067,903)
Proceeds from bank overdrafts	-	5,588,324
Proceeds from bank borrowings	-	2,877,679
Repayment of bank borrowings – principal	(216,003)	(446,136)
Repayment of bank borrowings – interest	(116,094)	(217,537)
Repayment of leases liabilities – principal	(124,408)	(25,586)
Repayment of leases liabilities – interest	(13,082)	(1,192)

Net cash provided by/(used in) financing activities	(567,448)	10,773,040

Net change in cash and bank balances	(140,607)	(2,453,931)

BEGINNING OF PERIOD	328,214	3,817,083

END OF PERIOD	$187,607	$1,363,152

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$(129,176)	$(232,971)

See accompanying notes to consolidated financial statements.

F-5

DREAMLAND LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Dreamland Limited, or the Company is incorporated under the laws of the Cayman Islands with limited liability on July 5, 2024. The Company, through its subsidiaries, collectively referred to as the Group, are mainly engaged in the provision of design, products sales, and event management services. During the six months ended September 30, 2024, the Group started to be event organizer for the events.

Description of subsidiaries incorporated and controlled by the Company

Name	Background		Effective ownership

Goal Success Limited, or Goal Success	●	British Virgin Islands company	100% owned by Dreamland
	●	Incorporated on July 25, 2024
	●	Issued and outstanding 1 Ordinary Share for USD 1
	●	Investment holding

Trendic International Limited, or TIL	●	Hong Kong company	100% owned by Goal Success
	●	Incorporated on April 11, 2016
	●	Issued and paid up Class A Ordinary Shares without par value of 20,000 shares for HK$2,010,000
	●	Provision of design, merchandised sales, and event management services to event organizer.
	●	During the six months ended September 2024, TIL also provided event services as event organizer.

Reorganization

Since July 5, 2024, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, TIL was held as to 95.3% by Ms. Seto and 4.7% by Ms. Yip Ka Ki Cherry. For details, please refer to section History and Corporate Structure of this prospectus. Upon completion of the reorganization, Ms. Seto, a controlling shareholder, and Ms. Yip ultimately owns 76.4% and 4.7% shareholding of the Company, respectively, and Goal Success and TIL become indirectly owned subsidiaries of the Company.

During the six months ended September 30, 2023 and 2024 presented in these unaudited consolidated financial statements, the control of these entities has been demonstrated by Ms. Seto, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the consolidation has been treated as a corporate restructuring, or Reorganization, of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-6

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

The preparation of financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies.

Changes in accounting policies

a) New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

●	Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);
●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures)

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2024. These amendments have no effect on the measurement of any items in the financial statements of the Group.

F-7

b) New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not expect the amendments and other standards issued by the IASB, but are yet to be effective, to have a material impact on the Group.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the revenue recognition for provision of event management services, allowance for doubtful accounts on accounts, and provision for income tax. Actual results may differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars as its reporting currency. The functional currency of the Group is Hong Kong Dollar. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

F-8

●	Cash and Cash in Bank

Cash and cash in bank consist primarily of cash in readily available checking and saving accounts. The Company maintains most of its bank accounts in Hong Kong.

●	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Lease

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Office premises	based on lease terms
Motor vehicles	3 years

F-9

Lease (continued)

Group as a lessee (continued)

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

●	Equipment

Equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvement	The lower of lease term or useful life

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

F-10

●	Interests in Joint Operations

During the six months ended September 30, 2024, the Group entered into joint operation arrangement for certain events. In return, the Group will have project sharing at agreed portion. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group recognizes in relation to its interest in a joint operation:

●	its assets, including its share of any assets held jointly;
●	its liabilities, including its share of any liabilities incurred jointly;
●	its revenue from the sale of its share of the output arising from the joint operation;
●	its share of the revenue from the sale of the output by the joint operation; and
●	its expenses, including its share of any expenses incurred jointly.

The assets, liabilities, revenues and expenses relating to the Group’s interest in a joint operation are accounted for in accordance with the relevant IFRSs such as IFRS 11 applicable to the particular assets, liabilities, revenues and expenses, and recognized based on the profit sharing ratio on each event. The amount due from/(to) joint operation parties will be recognized based on payment/receipt by the Group and joint operation accordingly.

●	Intangible Assets

Purchased licenses are stated at cost less any impairment losses and are amortized on the straight- line of numbers of approval of organizing events and then straight line over each relevant event periods. For the event with single location and one time approval and the Company operates themselves and no residual value or right can be transferred, they have not accounted as intangible assets, and recorded under contract cost.

●	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, cost of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in, first out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

●	Revenue Recognition

The Company adopted Accounting Standards Revenue from Contracts with Customers (IFRS 15), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-11

Revenue related to event planner

The Company identified the following three types of performances under the event management contract: i) events planning, design, development and operation, or the Event Management Services; ii) Procurement and sales of goods (including but not limited to IP goods, drinks, tickets) to customer; iii) sponsorship commission income. The Company’s revenue is derived from contracts with customers in the rendering of Event Management Services, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services when the events start. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The duration of the service period is usually less than one year. The Company recognize Event Management Services revenue when the event starts and during the event period ratably because: i) Based on the contract terms, none of parties that entered into the contract can terminate, and find other vendors to substitute the services; ii) And the customer benefits from our service beginning at the point of the event started to the event completion. The Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The event management contract price is lump sum basis, consisted of sales of goods and Event Management Services consideration. For allocation of transaction price of sales of goods and Event Management Services, the company applied cost plus margin method to determine the sales of goods revenue based on standalone sales of goods gross margin, and allocate the remaining provision consideration into event management services. For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any).

For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

Revenue related to event organizer

The Company obtained IP directly from IP owner and authorized to convene events as organizer or co-organizer. The Company identified the following four types of performances under the event: i) sales of event tickets for the events; ii) Procurement and sales of goods (including but not limited to IP goods, drinks) to customer; iii) sponsorship commission income and (iv) ad hoc requested by customer say video production for the event

The Company sold the event tickets through on site or sales platform. For event tickets income, it is recognized upon the provision of events.

The Company sold the goods at the event. Revenue from sales of goods is recognized at a point in time when control of the goods has been transferred to the customers. Control is primarily evidenced by taking physical possession and inventory risk of the goods. The Group controls the goods and determines the selling price or allocated selling price (under event management services contracts) of the good before the good is transferred to the customers.

For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any). For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

For ad hoc income say video production, it is recognized upon the video delivered and confirmed by customer.

For events have co-organizer, the revenue recognition is similar the above under heading revenue related to event organizer but proportion based on agreed terms to the agreement with joint operations parties. Please refer to interest in joint operations paragraph in Note 2.

Design

Revenue from designed services is recognized over the time. The revenue generated from design services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of design services. The design services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. The Group recognizes revenues from design services on a monthly basis when it satisfies its performance obligations throughout the contract terms. Due to the design works were performed by inhouse designer and/or monitored by in-house designer through external designer (value added services), the Company controls the specified designed services before that services are transferred to a customer and the Company will determine the selling price, and thus, the Company is principal instead of agent for design services.

F-12

●	Cost of Revenue

Direct cost of revenues mainly consists of subcontracting to event facilitators, front line staff costs, cost of goods sold which are attributable to the revenue-generating activities of the Group provides for its clients,

●	Contract Costs

A contract cost represents cost incurred to fulfil a contract with a customer. Contract cost is capitalized as an asset if all of the following criteria are met:

(a) The cost relates directly to a contract or to an anticipated contract that the entity can specifically identify;

(b) The cost generates or enhances resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future;

(c) The cost is expected to be recovered

The capitalized contract cost is amortized and charged to the statement of operations on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized.

For contract costs incurred for events with co-organizers, the project costs will be recognized in accordance with sharing agreed terms in the agreements.

●	Contract Liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

●	Dividends

Final dividends are recognized as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements. Interim dividends are simultaneously proposed and declared, and recognized immediately as a liability when they are proposed and declared.

●	Income Taxes

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

F-13

●	Income Taxes (continued)

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

●	Earnings per Share

The Company computes earnings/losses per share, or EPS, requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average Class A Ordinary Share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2023 and 2024, there was no dilutive shares.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution for their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended September 30, 2023 and 2024, HKD$30,920 and HKD$70,267 contributions were made accordingly. During the six months ended September 30, 2024, the Company purchased insurance for Ms. Seto with defined contribution of US$50,000 per annum for the period of five years and recorded as selling, general and administrative expenses.

F-14

●	Segment Reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker, or CODM, is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

●	Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024 and September 30, 2024, cash and bank balances of HKD3,817,083 and HKD1,363,152 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD500,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2024 and September 30, 2024, there were accounts receivables of HKD826,687 and HKD7,041,845, respectively. Two of customers as at March 31, 2024 and September 30, 2024 are amounted to 10% or more of the total consolidated amounts.

F-15

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

●	Fair Value Measurement

The Company establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and bank balances, contract costs, accounts receivable, deposits, prepayments and other receivables, trade and other payables, tax payable, contract liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

F-16

NOTE – 3 SEGMENT INFORMATION AND REVENUE

Information about major customers

Revenue from customers of the corresponding periods contributing over 10% of the total revenue of the Group are as follows:

	Percentage of		Six Months ended September 30,
	respective fiscal period		2023	2024
	2023	2024	HKD	HKD
Customer A	50.6%	-	$1,907,849	$-
Customer B	42.5%	21.7%	$1,602,387	$6,723,413
Customer C	-	30.1%	-	9,350,021

An analysis of revenue is as follows:

	Six Months ended September 30,
	2023	2024
	HKD	HKD

Provision of event management	$251,102	$4,423,413
Sales of goods	2,796,973	6,969,091
Tickets	-	6,902,453
Sponsorship	-	3,769,374
Video production	-	8,950,021
Design and others	725,000	-

Total:	$3,773,075	$31,014,352

The following tables present the Company’s revenue disaggregated by timing of revenue recognition, based on management’s assessment of available data:

	Six Months ended September 30,
	2023	2024
	HKD	HKD

Over time	$976,102	$17,142,808
At a point in time	2,796,973	13,871,544

Total:	$3,773,075	$31,014,352

F-17

NOTE – 4 OTHER INCOME/(EXPENSES)

	Six Months ended September 30,
	2023	2024
	HKD	HKD
Bank interest income	$354	$38,676
Finance costs	(129,176)	(232,971)
Others	-	1,000
Total	$(128,822)	$(193,295)

Finance costs represented interests for bank borrowings and finance leases during the six months ended September 30, 2023 and 2024.

NOTE – 5 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our selling, general and administrative expenses for the six months ended September 30, 2023 and 2024:

	Six Months ended September 30,
	2023	2024
	HKD	HKD

Accounting fee	$-	$48,000
Bank charges	260	42,186
Insurance expenses	25,347	20,755
Staff payroll costs	30,920	1,082,423
Listing fees	-	1,933,527
Legal and professional fees	4,055	188,842
Travelling expenses	-	83,017
Marketing fee for events	-	513,097
Office expenses	8,891	107,549
Sundries	2,981	207,244
Total:	$72,454	$4,226,640

NOTE – 6 CONTRACT ASSETS

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Project costs incurred	$4,337,713	$7,121,031

Contract assets capitalized relate to prepaid project costs such as subcontracting fee incurred in satisfying performance obligations of respective projects in the future. Contract assets are recognized as part of direct costs in the statements of operations in the year in which revenue from the related projects is recognized. There is no impairment for the six months ended September 30, 2023 and 2024, respectively. The expected timing of recovery or settlement for contract assets as at September 30, 2024 is within one year. For project costs incurred for events with co-organizers, the project costs will be recognized in accordance with sharing agreed.

F-18

NOTE – 7 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Accounts receivable from third parties, net	$826,687	$7,041,845

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were nil during the six months ended September 30, 2023 and 2024, respectively.

NOTE – 8 EQUIPMENT, NET

Equipment consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Office equipment, at cost	$20,000	$20,000
Leasehold improvement, at cost	141,800	141,800
Total	161,800	161,800
Less: accumulated depreciation	(25,908)	(61,359)

Equipment, net	$135,892	$100,441

Depreciation expense for the six months ended September 30, 2023 and 2024 were nil and HKD35,451, respectively.

F-19

NOTE – 9 LEASES

As of March 31, 2024 and September 30, 2024, the Group, as lessee, subsisted of the following lease contracts for office premises and finance lease for motor vehicle. There is no low value/short term leases exception.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the period are as follows:

	Office Premises	Motor vehicles	Shops	Total
	HKD	HKD	HKD	HKD
As at 1 April 2023	391,918	79,445	-	471,363
Additions	818,605	-	-	818,605
Disposal	-	(7,945)	-	(7,945)
Early termination of operating lease	(204,479)	-	-	(204,479)
Depreciation charge	(216,675)	(71,500)	-	(288,175)
As at March 31, 2024	789,369	-	-	789,369
Additions	-	-	138,919	138,919
Depreciation	(175,415)	-	(27,783)	(203,198)
Impairment	-	-	(111,136)	(111,136)
As at September 30, 2024	613,954	-	-	613,954

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the period are as follows:

	March 31, 2024	September 30, 2024
	HKD	HKD
Carrying amount at 1 April	398,431	779,854
New leases	818,605	138,919
Accretion of interest recognized during the year	24,370	15,434
Early termination of operating lease during the year/period	(207,018)	-
Payments	(254,534)	(26,778)

Carrying amount at year/period end	779,854	907,429
Analyzed into:
Current portion	178,001	543,055
Non-current portion	601,853	364,374
Total	779,854	907,429

The following tables summarize the maturity of lease liabilities as at March 31, 2024 and September 30, 2024:

	As of March 31, 2024	As of September 30, 2024
	HKD	HKD
With one year	178,001	543,055
One to two years	479,294	364,374
Two to three years	122,559	-
Total	779,854	907,429

F-20

(c)	The amounts recognized in operations in relation to leases are as follows:

	Six Months ended September 30
	2023	2024
	HKD	HKD
Interest on lease liabilities	13,082	15,434
Impairment	-	111,136
Depreciation:
Depreciation charge of right-of-use assets	149,906	203,198
Total amount recognized in statement of operations	162,988	329,768

NOTE – 10 INTANGIBLE ASSETS, NET

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Licenses addition	$-	$6,138,444
Less: transfer to joint operations parties	-	(766,667)
Less: amortization	-	(2,318,444)

Intangible assets, net	$-	$3,053,333

The balance represented licenses acquired for upcoming events. For events with co-organizers, relevant licenses will be transfer to joint operations parties as contract costs and then recognized based on the agreed terms of the agreement with joint operations parties over the event period as cost of revenue. Amortization expense for the six months ended September 30, 2023 and 2024 were nil and HKD2,318,444, respectively.

NOTE – 11 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Rental and other deposits	$290,814	$1,142,621
Deposit for licenses acquired for events	-	706,335

Total	$290,814	$1,848,956

NOTE – 12 AMOUNT DUE FROM/(TO) JOINT OPERATION PARTIES

The balance represented the amount due from/(to) joint operation parties for co-organizers with profit sharing for the event jointly operated. The relevant amount will be settled after the events completed.

F-21

NOTE – 13 INVENTORY

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Finished goods	$-	$1,493,042

The balance represented finished goods to be sold at upcoming events.

NOTE – 14 TRADE AND OTHER PAYABLE

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

Trade payables	$1,390,928	$1,819,381
Accrued salaries	173,435	426,651
Other accrued expenses	9,220	240,902

Total	$1,573,583	$2,486,934

An aging analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD
Within 1 month	$1,287,758	$1,819,381
1 to 2 months	103,170	-
Total	$1,390,928	$1,819,381

NOTE – 15 CONTRACT LIABILITIES

As of March 31, 2024 and September 30, 2024, contract liabilities amounted HKD3,569,274 and HKD4,671,939, respectively. As of March 31, 2024, the amount represented advanced payment received from customer based on contract. Payments are usually received in advance before performance under the contracts which are mainly for provision of event management services/events to be performed subsequent to the balance sheet date. The expected time band for the contracts are within the next 12 months for which the practical expedient in paragraph 121(a) of IFRS 15 applies. As of September 30, 2024, the receive in advance represented amounts received from co-organizer in advance based on the co-organizer agreement, for the event have not started as of September 30, 2024. The expected time for events start is within the next 12 months.

F-22

NOTE – 16 NET PROFIT PER SHARE

Basic net profit per share is computed using the weighted average number of Class A Ordinary Shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the six months ended September 30, 2023 and 2024:

	Six Months ended September 30,
	2023	2024
	HKD	HKD

Net profit/(loss) attributable to ordinary shareholders	$1,355,953	$2,711,539

Weighted average Class A Ordinary Shares outstanding – Basic and diluted	5,000,000	5,000,000

Net loss per share – Basic and diluted	$0.27	$0.54

During the six months ended September 30, 2023 and 2024, there was no dilutive shares.

NOTE – 17 INTEREST BEARING BANK BORROWINGS

	As of	As of
	March 31, 2024	September 30, 2024
	HK$	HK$
Overdrafts	-	5,588,324
Bank loans secured and repayable
Within 12 months	642,015	1,226,176
Over 1 year	3,093,858	4,941,240
Total	3,735,873	11,755,740

During the year ended March 31, 2024 and six months ended September 30, 2024, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$1,900,000 and HK$2,877,679, respectively which bears annual interest at a rate of flat rate 5.04% and flat rate 5.16% per annum, respectively, with due date in May 2026 and April 2029, respectively. During the six months ended September 2024, the Group entered into bank facilities agreement with a financial institution in Hong Kong for bank overdrafts and account payable financing (“overdrafts”) of HKD7,600,000, which bears annual interest at a rate of 1% per annum over prime rate on the outstanding amount from the drawn down until repayment in full.

As of March 31, 2024 and September 30, 2024, the bank loans and overdrafts of the Company were secured by personal guarantee from Ms. Seto, the director and shareholder of the Company.

Interest related to the bank loans was HK$116,095 and HK$217,534 for the six months ended March 31, 2023 and 2024, respectively.

Principal repayments for bank borrowings to maturity by year are as follows:

September 30,	HKD
2025	$6,814,500
2026	1,147,724
Thereafter	3,793,516
Total	$11,755,740

NOTE – 18 SHAREHOLDERS’ EQUITY

Authorized shares

The Company was incorporated in the Cayman Islands with limited liability on July 5, 2024 and the initial 1 fully-paid share was transferred to Ms. Seto on the same date for cash at par. The initial authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each. The details about reorganization subsequent to the balance sheet date is stated in Note 1 and Note 23.

As of September 30, 2024, the subscription receivables have yet been paid.

F-23

NOTE – 19 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months ended September 30,
	2023	2024
	HKD	HKD

Current	$23,000	$350,000
Deferred	-	-

Total income tax expense	$23,000	$350,000

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

TIL is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the profit tax rate for the first $2,000,000 assessable profits arising from Hong Kong of qualifying entities are taxed at 8.25%, and assessable profits arising from Hong Kong above $2,000,000 are taxed at the rate of 16.5%. The applicable tax rate is 16.5% in Hong Kong.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the six months ended September 30, 2023 and 2024 are as follows:

	2023	2024
	HKD	HKD

Profit before income taxes	$1,378,953	$3,061,539
Statutory income tax rate	16.5%	16.5%
Income tax benefit at statutory rate	227,527	505,153
Effect of two-tier tax regime
Items not subject to taxes	(113,763)	(165,000)
Over/(Under) provision of tax	(584)	6,938
Tax loss from previous periods utilized	(88,085)	-
Temporary timing difference	(2,095)	2,909

Income tax expense	$23,000	$350,000

No deferred tax assets or liabilities has been recognized in the consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of March 31, 2024 and September 30, 2024.

F-24

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2024 and September 30, 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

NOTE – 20 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company
Exit (HK) Limited	Ms. Seto is a 40% shareholder and sole director of Exit (HK)
Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling
Exit Catering Limited Exit Operations Limited I Dao Cao Limited	Ms. Seto is a 51% shareholder and director of Exit Catering Ms. Seto is a 60% shareholder and director of Exit Operations Brother of Ms. Seto is the sole shareholder and director of I Dao Cao

Amount due from/(to) a shareholder

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD
Seto Wai Yue	$2,950,434	$(47,054)

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with TIL, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with the offering. As of September 2024, loan amount from Ms. Seto is approximately HK$1.93 million. The balances are unsecured, non-interest bearing, and payable on demand. The balances were recorded in current assets/liabilities.

During the six months ended September 30, 2023 and 2024, the proceeds and payments to a shareholder are as follows

	September 30, 2023	September 30, 2024
	HKD	HKD
Proceeds from a shareholder	$1,236,520	$7,065,391
Payments to a shareholder	(1,334,381)	(4,067,903)

Amount due from related parties

	As of	As of
	March 31, 2024	September 30, 2024
	HKD	HKD

I Dao Cao Limited	-	879,152
Exit Operations Limited	-	1,254,369

	$-	$2,133,521

For the amount due from I Dao Cao represented deposits for concert tickets for resell. The relevant concert tickets will be delivered before the concert commenced. The remaining balance due from Exit Operations Limited represented deposits for café operation for events and will be used up when provision of café services for upcoming events.

F-25

Revenue

	Six Months ended September 30,
	2023	2024
	HKD	HKD
Exit (HK) Limited	20,000	-
Exit Catering Limited	207,588	-
Exit Operations Limited	-	552,166
	$227,588	$552,166

Cost of Revenue

	Six Months ended September 30,
	2023	2024
	HKD	HKD
I Dao Cao Limited	-	204,000
Exit Operations Limited	-	264,350
	$-	$468,350

NOTE – 21 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the six months ended September 30, 2023 and 2024, there were individual customer accounts for 10% or more of the Company’s revenues as stated in note 3 above.

Most of the customers are located in Hong Kong.

(b) Major vendors

For the six months ended September 30, 2023 and 2024, the vendors who accounted for 10% or more of the Company’s cost of revenue and is presented as follows:

Vendors	Percentage of respective fiscal period		Six Months ended September 30,
	2023	2024	2023	2024
			HKD
Vendor A	30.7%	17.5%	$626,892	$3,535,860
Vendor B	14.6%	2.1%	298,629	418,990
Vendor C	12.2%	0.4%	249,217	81,650
Vendor D	-	19.1%	-	3,851,504

Most of the vendors are located in Hong Kong.

(b) Credit risk

Please refer to note 2 for details.

F-26

(c) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d) Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e) Liquidity risk

Please refer to notes 2, 9 and 17 for details.

NOTE – 22 COMMITMENTS AND CONTINGENCIES

The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2024 and September 30, 2024, the Company has no material commitments or contingencies.

NOTE – 23 SUBSEQUENT EVENTS

Reorganization

On March 6, 2025, Ms. Seto, Ms. Yip and the Company entered into an agreement whereby Ms. Seto and Ms. Yip transferred their entire shareholding interest in Trendic to the Company’s nominee, Goal Success. The consideration is settled by the Company allotting and issuing 1 Share to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee), credited as fully paid and Goal Success allotting and issuing 1 share to the Company credited as fully paid.

On [●], 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to create 50,000,000 of Class B Ordinary Shares. In addition, prior to the commencement of the initial public offering, the Company intends to amend its memorandum of association to effect a 1:10 forward stock split and to change the authorized share capital to US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

Disposal of patents and licenses

Subsequent to the balance sheet date, the Group signed contracts with two event facilitators to assume his responsibilities and obligations of organizing for events to be convened in certain Asian countries by consideration of HK$5.6 million and HK$3 million, respectively.

F-27

FINANCIAL STATEMENTS

DREAMLAND LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

For The Years Ended March 31, 2023 And 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

DREAMLAND LIMITED AND SUBSIDIARIES

F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Dreamland Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dreamland Limited and its subsidiaries (the Company) as of March 31, 2023 and 2024, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes, collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2024.

Diamond Bar, California

October 17, 2024

F-29

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of March 31,
	Note	2023	2024
		HKD	HKD
ASSETS
Equipment, net	8	-	135,892
Right-of-use assets	9	471,363	789,369
Non-current assets		471,363	925,261

Current assets:
Contract assets	6	$-	$4,337,713
Accounts receivable, net	7	-	826,687
Deposits, prepayments and other receivables	10	139,495	290,814
Amount due from a shareholder		4,747,823	2,950,434
Cash and bank balances		328,214	3,817,083
Total current assets		5,215,532	12,222,731

TOTAL ASSETS		$5,686,895	$13,147,992

Non-current liabilities:
Bank borrowings	15	3,735,873	3,093,858
Lease liabilities	9	254,357	601,853
Total non-current liabilities		3,990,230	3,695,711

Current liabilities:
Bank borrowings, current portion	15	$503,180	$642,015
Lease liabilities, current portion	9	144,074	178,001
Tax payable	17	-	988,347
Trade and other payables	11	137,224	1,573,583
Contract liabilities	12	-	3,569,274
Total current liabilities		784,478	6,951,220

TOTAL LIABILITIES		$4,774,708	$10,646,931

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares US$0.0001 par value authorized shares 1,000,000,000 shares as of March 31, 2023 and 2024; 5,000,000 shares issued and outstanding as of March 31, 2023 and 2024*	16	3,896	3,896
Subscription receivables	16	(3,896)	(3,896)
Reserves		2,010,000	2,010,000
(Accumulated deficit)/retained earnings		(1,097,813)	491,061
TOTAL SHAREHOLDERS’ EQUITY		$912,187	$2,501,061

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$5,686,895	$13,147,992

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-30

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended March 31,
	Note	2023	2024
		HKD	HKD

Revenues		$1,137,909	$20,103,097
Revenues, related party		2,477,228	337,586
Total Revenues, net	3	3,615,137	20,440,683

Costs and expenses:
Cost of revenue		(3,262,588)	(11,360,489)
General and administrative expenses	5	(490,636)	(666,286)
Depreciation		(206,006)	(294,083)

Profit/(Loss) from operations		(344,093)	8,119,825

Other income/(expenses):
Interest income		441	22,995
Finance costs		(179,651)	(246,262)
Other income		40,520	180,663
Total other income/(expenses), net	4	(138,690)	(42,604)

Profit/(Loss) before income taxes		(482,783)	8,077,221

Income tax expense	17	-	(988,347)

NET PROFIT/(LOSS)		$(482,783)	$7,088,874

Profit/(Loss) per share:-	13
- Basic		$(0.10)	$1.42
- Diluted		$(0.10)	$1.42

Weighted average number of Class A Ordinary Shares
- Basic and diluted*		5,000,000	5,000,000

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-31

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares*				(Accumulated Deficit)/	Total
	Number of		Subscription	Capital	Retained	shareholders’
	shares	Amount	receivables	Reserve	Earnings	equity
		HKD	HKD	HKD	HKD	HKD

Balance as of April 1, 2022	5,000,000	$3,896	$(3,896)	$2,010,000	$(615,030)	$1,394,970

Net loss	-	-	-	-	(482,783)	(482,783)

Balance as of March 31, 2023	5,000,000	3,896	(3,896)	2,010,000	(1,097,813)	912,187

Net profit	-	-	-	-	7,088,874	7,088,874

Dividend	-	-	-	-	(5,500,000)	(5,500,000)

Balance as of March 31, 2024	5,000,000	$3,896	$(3,896)	$2,010,000	$491,061	$2,501,061

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-32

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2023	2024
	HKD	HKD
Cash flows from operating activities:
Net Profit/(Loss) before tax	$(482,783)	$8,077,221
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities
Interest income	(441)	(22,995)
Finance costs	179,651	246,262
Depreciation of equipment	1,000	5,908
Depreciation of right of use assets	205,006	288,175
Loss/(Gain) on early termination of leases	7,480	(2,539)
Change in operating assets and liabilities:
Contract assets	-	(4,337,713)
Trade receivable	-	(826,687)
Deposits, prepayments and other receivables	(139,495)	(151,319)
Trade payable and other payable	(10,231)	1,436,359
Contract liabilities	-	3,569,274

Net cash provided by/(used in) operating activities	(239,813)	8,281,946

Cash flows from investing activities:
Interest received	441	22,995
Disposal of motor vehicle	-	7,945
Purchases of equipment	-	(141,800)

Net cash provided by/(used in) investing activities	441	(110,860)

Cash flows from financing activities:
Proceeds from a shareholder	793,266	18,039,849
Payments to a shareholder	(4,362,363)	(21,742,460)
Proceeds from bank borrowings	4,573,000	-
Repayment of bank borrowings – principal	(333,947)	(503,180)
Repayment of bank borrowings – interest	(163,628)	(221,892)
Repayment of leases liabilities – principal	(257,967)	(230,164)
Repayment of leases liabilities – interest	(16,023)	(24,370)

Net cash provided by/(used in) financing activities	232,338	(4,682,217)

Net change in cash and bank balances	(7,034)	3,488,869

BEGINNING OF YEAR	335,248	328,214

END OF YEAR	$328,214	$3,817,083

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$(179,651)	$(247,430)

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Dividend offset amount due from a shareholder	$-	$5,500,000

See accompanying notes to consolidated financial statements.

F-33

DREAMLAND LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Dreamland Limited, or the Company is incorporated under the laws of the Cayman Islands with limited liability on July 5, 2024. The Company, through its subsidiaries, collectively referred to as the Group, are mainly engaged in the provision of design, products sales and event management services.

Description of subsidiaries incorporated and controlled by the Company

Name	Background		Effective ownership

Goal Success Limited, or Goal Success	●	British Virgin Islands company	100% owned by Dreamland
	●	Incorporated on July 25, 2024
	●	Issued and outstanding 1 ordinary share for USD 1
	●	Investment holding

Trendic International Limited, or TIL	●	Hong Kong company	100% owned by Goal Success
	●	Incorporated on April 11, 2016
	●	Issued and paid up Ordinary Shares without par value of 20,000 shares for HK$2,010,000
	●	Provision of design, merchandised sales and event management services

Reorganization

Since July 5, 2024, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, TIL was held as to 95.3% by Ms. Seto and 4.7% by Ms. Yip Ka Ki Cherry. For details, please refer to section History and Corporate Structure of this prospectus. Upon completion of the reorganization, Ms. Seto, a controlling shareholder, and Ms. Yip ultimately owns 76.4% and 4.7% shareholding of the Company, respectively, and Goal Success and TIL become indirectly owned subsidiaries of the Company.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Ms. Seto, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the consolidation has been treated as a corporate restructuring, or Reorganization, of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-34

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

The preparation of financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies.

Changes in accounting policies

a)	New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

	●	Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);
	●	Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors);
	●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes); and
	●	International Tax Reform – Pillar Two Model Rules (Amendment to IAS 12 Income Taxes) (effective immediately upon the issue of the amendments and retrospectively).

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2023. See the applicable notes for further details on how the amendments affected the Group.

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Group but affect the disclosure of accounting policies of the Group.

F-35

a) New standards, interpretations and amendments adopted from 1 January 2023 (continued)

Definition of Accounting Estimates (Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors)

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors.

These amendments had no effect on the consolidated financial statements of the Group.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued amendments to IAS 12, which clarify whether the initial recognition exemption applies to certain transactions that result in both an asset and a liability being recognized simultaneously (e.g. a lease in the scope of IFRS 16). The amendments introduce an additional criterion for the initial recognition exemption, whereby the exemption does not apply to the initial recognition of an asset or liability which at the time of the transaction, gives rise to equal taxable and deductible temporary differences.

These amendments had no effect on the annual consolidated financial statements of the Group.

International Tax Reform – Pillar Two Model Rules (Amendment to IAS 12 Income Taxes)

In December 2021, the Organization for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that is expected to be used by individual jurisdictions. The goal of the framework is to reduce the shifting of profit from one jurisdiction to another in order to reduce global tax obligations in corporate structures. In March 2022, the OECD released detailed technical guidance on Pillar Two of the rules.

Stakeholders raised concerns with the IASB about the potential implications on income tax accounting, especially accounting for deferred taxes, arising from the Pillar Two model rules. The IASB issued the final Amendments (the Amendments) International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on May 23, 2023.

The Amendments introduce a mandatory exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The exception is effective immediately and retrospectively. The Amendments also provide for additional disclosure requirements with respect to an entity’s exposure to Pillar Two income taxes.

Management of A Layout has determined that the Group is not within the scope of OECD’s Pillar Two Model Rules and the exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes is not applicable to the Group.

F-36

b) New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

●	Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);
●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures)

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not believe that the amendments to IAS 1 will have a significant impact on the classification of its liabilities. The Group does not expect any other standards issued by the IASB, but are yet to be effective, to have a material impact on the Group.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the revenue recognition for provision of event management services, allowance for doubtful accounts on accounts, and provision for income tax. Actual results may differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars as its reporting currency. The functional currency of the Group is Hong Kong Dollar. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

F-37

●	Cash and Cash in Bank

Cash and cash in bank consist primarily of cash in readily available checking and saving accounts. The Company maintains most of its bank accounts in Hong Kong.

●	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Lease

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less ~~any~~ accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Office premises	based on lease terms
Motor vehicles	3 years

F-38

Lease (continued)

Group as a lessee (continued)

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

●	Equipment

Equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvement	The lower of lease term or useful life

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

F-39

●	Revenue Recognition

The Company adopted Accounting Standards Revenue from Contracts with Customers (IFRS 15), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company identified the following three types of performances under the event management contract: i) events planning, design, development and operation, or the Event Management Services; ii) Procurement and sales of goods to customer; iii) sponsorship commission income. The Company’s revenue is derived from contracts with customers in the rendering of Event Management Services, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services when the events start. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The duration of the service period is usually less than one year. The Company recognize Event Management Services revenue when the event starts and during the event period ratably because: i) Based on the contract terms, none of parties that entered into the contract can terminate, and find other vendors to substitute the services; ii) And the customer benefits from our service beginning at the point of the event started to the event completion. The Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The event management contract price is lump sum basis, consisted of sales of goods and Event Management Services consideration. For allocation of transaction price of sales of goods and Event Management Services, the company applied cost plus margin method to determine the sales of goods revenue based on standalone sales of goods gross margin, and allocate the remaining provision consideration into event management services. For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any).

For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

Revenue from sales of goods is recognized at a point in time when control of the goods has been transferred to the customers. Control is primarily evidenced by taking physical possession and inventory risk of the goods. The Group controls the goods and determines the selling price or allocated selling price (under event management services contracts) of the good before the good is transferred to the customers.

Revenue from designed services is recognized over the time. The revenue generated from design services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of design services. The design services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. The Group recognizes revenues from design services on a monthly basis when it satisfies its performance obligations throughout the contract terms. Due to the design works were performed by inhouse designer and/or monitored by in-house designer through external designer (value added services), the Company controls the specified designed services before that services are transferred to a customer and thus, the Company is principal instead of agent for design services. based on the facts above and the company will determine the selling price.

F-40

●	Cost of Revenue

Direct cost of revenues mainly consists of subcontracting to event facilitators, front line staff costs, cost of goods sold which are attributable to the revenue-generating activities of the Group provides for its clients,

●	Contract costs

A contract cost represents cost incurred to fulfil a contract with a customer. Contract cost is capitalized as an asset if all of the following criteria are met:

(a) The cost relates directly to a contract or to an anticipated contract that the entity can specifically identify;

(b) The cost generates or enhances resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future;

(c) The cost is expected to be recovered

The capitalized contract cost is amortized and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized.

●	Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

●	Dividends

Final dividends are recognized as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements. Interim dividends are simultaneously proposed and declared, and recognized immediately as a liability when they are proposed and declared.

●	Income Taxes

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

F-41

●	Income Taxes (continued)

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

●	Earnings/(Losses) per Share

The Company computes earnings/losses per share, or EPS, requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended March 31, 2023 and 2024, there was no dilutive shares.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution for their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2023 and 2024, HKD$41,949 and HKD$72,827 contributions were made accordingly.

F-42

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2023, and 2024, the Company received government subsidies of HKD48,000 and HKD178,124, which are recognized as other income in the consolidated statements of operations.

●	Segment Reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker, or CODM, is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

●	Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2023 and 2024, cash and bank balances of HKD328,214 and HKD3,817,083 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD500,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2023 and 2024, there were accounts receivables of nil and HKD826,687, respectively. Two of customers as at March 31, 2024 are amounted to 10% or more of the total consolidated amounts.

F-43

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

●	Fair Value Measurement

The Company establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and bank balances, contract costs, accounts receivable, deposits, prepayments and other receivables, trade and other payables, tax payable, contract liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

F-44

NOTE – 3 SEGMENT INFORMATION AND REVENUE

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total revenue of the Group are as follows:

	Percentage of		Year ended March 31,
	respective fiscal year		2023	2024
	2023	2024	HKD	HKD
Customer A	66.4%	0.1%	$2,398,888	$20,000
Customer B	14.2%	-	$511,602	$-
Customer C	-	66.5%	101,985	13,595,846
Customer D	2.8%	12.5%	-	2,549,151

An analysis of revenue is as follows:

	Year ended March 31,
	2023	2024
	HKD	HKD

Provision of event management	$1,907,953	$6,733,049
Sales of goods	1,210,704	11,459,364
Design and others	496,480	2,248,270

Total:	$3,615,137	$20,440,683

The following tables present the Company’s revenue disaggregated by timing of revenue recognition, based on management’s assessment of available data:

	Year ended March 31,
	2023	2024
	HKD	HKD

Over time	$2,404,433	$8,981,319
At a point in time	1,210,704	11,459,364

Total:	$3,615,137	$20,440,683

F-45

NOTE – 4 OTHER INCOME/(EXPENSES)

	Year ended March 31,
	2023	2024
	HKD	HKD
Government grant	$48,000	$178,124
Bank interest income	441	22,995
Finance costs	(179,651)	(246,262)
Gain/(Loss) on early termination of leases	(7,480)	2,539
Total	$(138,690)	$(42,604)

Government grant in relation to the funding support from the Employment Support Scheme under the Anti-epidemic Fund during the year ended March 31, 2023 and technology voucher program set up by the Hong Kong Government during the year ended March 31, 2024.

Finance costs represented interests for bank borrowings and finance leases during the year ended March 31, 2023 and 2024.

NOTE – 5 GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	HKD	HKD

Accounting fee	$16,000	$24,000
Bank charges	12,051	3,760
Insurance expenses	3,298	30,376
Staff payroll costs	395,000	232,956
Office expenses	17,954	329,360
Sundries	46,333	45,834
Total:	$490,636	$666,286

NOTE – 6 CONTRACT COSTS

	As of March 31,
	2023	2024
	HKD	HKD

Project costs incurred	$-	$4,337,713

Contract assets capitalized relate to prepaid project costs such as subcontracting fee, royalty fee incurred in satisfying performance obligations of respective projects in the future. Contract assets are recognized as part of direct costs in the statements of operations in the year in which revenue from the related projects is recognized. There is no impairment for the years ended March 31, 2023 and 2024, respectively. The expected timing of recovery or settlement for contract assets as at March 31, 2024 is within one year.

F-46

NOTE – 7 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD

Accounts receivable from third parties, net	$-	$826,687

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were nil during the years ended March 31, 2023 and 2024, respectively.

NOTE – 8 EQUIPMENT, NET

Equipment consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD

Office equipment, at cost	$20,000	$20,000
Leasehold improvement, at cost	-	141,800
Total	20,000	161,800
Less: accumulated depreciation	(20,000)	(25,908)

Equipment, net	$-	$135,892

Depreciation expense for the years ended March 31, 2023 and 2024 were HKD1,000 and HKD5,908, respectively.

F-47

NOTE – 9 LEASES

As of March 31, 2023 and 2024, the Group, as lessee, subsisted of the following lease contracts for office premises and finance lease for motor vehicle. There is no low value/short term leases exception.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Office Premises	Motor vehicles	Total
	HKD	HKD	HKD
As at 1 April 2022	-	174,778	174,778
Additions	611,067	-	611,067
Early termination of operating lease	(109,476)	-	(109,476)
Depreciation charge	(109,673)	(95,333)	(205,006)

As at March 31 2023	391,918	79,445	471,363
Additions	818,605	-	818,605
Disposal	-	(7,945)	(7,945)
Early termination of operating lease	(204,479)	-	(204,479)
Depreciation charge	(216,675)	(71,500)	(288,175)
As at March 31 2024	789,369	-	789,369

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2023	2024
	HKD	HKD
Carrying amount at 1 April	147,327	398,431
New leases	611,067	818,605
Accretion of interest recognized during the year	16,023	24,370
Early termination of operating lease during the year	(101,996)	(207,018)
Payments	(273,990)	(254,534)

Carrying amount at March 31	398,431	779,854
Analyzed into:
Current portion	144,074	178,001
Non-current portion	254,357	601,853
Total	398,431	779,854

The following tables summarize the maturity of lease liabilities as at March 31, 2023 and 2024:

	2023	2024
	HKD	HKD
With one year	144,074	178,001
One to two years	254,357	479,294
Two to three years	-	122,559
Total	398,431	779,854

F-48

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2023	2024
	HKD	HKD
Loss/(Gain) on early termination	7,480	(2,539)
Interest on lease liabilities	16,023	24,370
Depreciation:
Depreciation charge of right-of-use assets	205,006	288,175
Total amount recognized in statement of operations	228,509	310,006

NOTE – 10 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of March 31,
	2023	2024
	HKD	HKD

Rental and other deposits	$139,495	$290,814

NOTE – 11 TRADE AND OTHER PAYABLE

	As of March 31,
	2023	2024
	HKD	HKD

Trade payables	$40,624	$1,390,928
Accrued salaries	80,600	173,435
Other accrued expenses	16,000	9,220

Total	$137,224	$1,573,583

An aging analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	2023	2024
	HKD	HKD
Within 1 month	$40,624	$1,287,758
1 to 2 months	-	103,170
Total	$40,624	$1,390,928

NOTE – 12 CONTRACT LIABILITIES

As of March 31, 2023 and 2024, contract liabilities amounted nil and HKD3,569,274, respectively. The amount represented amount received from customer in advance. The Group receives advanced payment from customer based on contract. Payments are usually received in advance before performance under the contracts which are mainly for provision of event management services to be performed subsequent to the balance sheet date. The expected time band for the contracts are within the next 12 months for which the practical expedient in paragraph 121(a) of IFRS 15 applies.

NOTE – 13 DIVIDEND

	Years ended March 31,
	2023	2024
	HKD	HKD
Interim dividend	$-	$5,500,000

For the year ended March 31, 2024, Trendic declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. The respective dividend was offset amount due from a shareholder during the year ended March 31, 2024.

F-49

NOTE – 14 NET PROFIT/(LOSS) PER SHARE

Basic net profit/(loss) per share is computed using the weighted average number of Class A Ordinary Shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the years ended March 31, 2023 and 2024:

	Years ended March 31,
	2023	2024
	HKD	HKD

Net profit/(loss) attributable to ordinary shareholders	$(482,783)	$7,088,874

Weighted average Class A Ordinary Shares outstanding – Basic and diluted	5,000,000	5,000,000

Net loss per share – Basic and diluted	$(0.10)	$1.42

During the years ended March 31, 2023 and 2024, there was no dilutive shares.

NOTE – 15 INTEREST BEARING BANK BORROWINGS

	As of March 31,
	2023	2024
	HK$	HK$
Bank loans secured and repayable
Within 12 months	503,180	642,015
Over 1 year	3,735,873	3,093,858
Total	4,239,053	3,735,873

During the year ended March 31, 2023 and 2024, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$2,673,000 and HK$1,900,000, respectively which bears annual interest at a rate of floating prime rate minus 2.5% and flat rate 5.04% per annum, respectively, with due date in November 2033 and May 2026, respectively. Pursuant to Hong Kong mortgage corporation’s published information, Hong Kong prime rate ranging from 5.375% to 5.875%, and from 5.875% to 6.125% during the year ended March 31, 2023 and 2024, respectively.

As of March 31, 2023 and 2024, the bank loans of the Company were secured by personal guarantee from Ms. Seto, the director and shareholder of the Company.

Interest related to the bank loans was HK$163,628 and HK$221,892 for the years ended March 31, 2023 and 2024, respectively.

Principal repayments to maturity by fiscal year are as follows:

Year ended March 31,	HKD
2025	$642,015
2026	771,332
Thereafter	2,322,526
Total	$3,735,873

NOTE – 16 SHAREHOLDERS’ EQUITY

Authorized shares

The Company was incorporated in the Cayman Islands with limited liability on July 5, 2024 and the initial 1 fully-paid share was transferred to Ms. Seto on the same date for cash at par. The initial authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each. The details about reorganization subsequent to the balance sheet date is stated in note 21.

As at March 31, 2024, the subscription receivables has yet been paid.

F-50

NOTE – 17 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended March 31,
	2023	2024
	HKD	HKD

Current	$-	$988,347
Deferred	-	-

Total income tax expense	$-	$988,347

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

TIL is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the profit tax rate for the first $2,000,000 assessable profits arising from Hong Kong of qualifying entities are taxed at 8.25%, and assessable profits arising from Hong Kong above $2,000,000 are taxed at the rate of 16.5%. The applicable tax rate is 16.5% in Hong Kong.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2023 and 2024 are as follows:

	2023	2024
	HKD	HKD

Profit/(Loss) before income taxes	$(482,783)	$8,077,221
Statutory income tax rate	16.5%	16.5%
Income tax benefit at statutory rate	(79,659)	1,332,741
Effect of two-tier tax regime
Items not subject to taxes	40,011	(165,000)
Under provision of tax	35,050	-
Tax loss from previous periods utilized	-	(176,170)
Temporary timing difference	4,598	(3,224)

Income tax expense	$-	$988,347

No deferred tax assets or liabilities has been recognized in the consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of March 31, 2023 and 2024.

F-51

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

NOTE – 18 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company
Exit (HK) Limited	Ms. Seto is a 40% shareholder and the sole director of Exit (HK)
Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling
Exit Catering Limited	Ms. Seto is a 51% shareholder and a director of Exit Catering

Amount due from a shareholder

	As of March 31,
	2023	2024
	HKD	HKD
Seto Wai Yue	$4,747,823	$2,950,434

The balances are unsecured, non-interest bearing, and payable on demand. The balances were recorded in current assets.

During the years ended March 31, 2023 and 2024, the proceeds and payments to a shareholder are as follows

	Years ended March 31,
	2023	2024
	HKD	HKD
Proceeds from a shareholder	$793,266	$18,039,849
Payments to a shareholder	(4,362,363)	(21,742,460)

Revenue

	Years ended March 31,
	2023	2024
	HKD	HKD
Exit (HK) Limited	2,398,888	20,000
Exit Catering Limited	-	317,586
Earthling Catering Limited	78,340	-
	$2,477,228	$337,586

F-52

NOTE – 19 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended March 31, 2023 and 2024, there were individual customer accounts for 10% or more of the Company’s revenues as stated in note 3 above.

Most of the customers are located in Hong Kong.

(b) Major vendors

For the years ended March 31, 2023 and 2024, the vendors who accounted for 10% or more of the Company’s cost of revenue and is presented as follows:

Vendors	Percentage of respective fiscal year		Year ended March 31,
	2023	2024	2023	2024
			HKD
Vendor A	32.3%	-	$1,054,187	$-
Vendor B	13.0%		423,080	-
Vendor C	12.3%	-	400,170	-
Vendor D	-	24.2%	-	2,745,741

Most of the vendors are located in Hong Kong.

(b) Credit risk

Please refer to note 2 for details.

(c) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d) Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e) Liquidity risk

Please refer to notes 2, 9 and 15 for details.

F-53

NOTE – 20 COMMITMENTS AND CONTINGENCIES

The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2023 and 2024, the Company has no material commitments or contingencies.

NOTE – 21 SUBSEQUENT EVENTS

Reorganization

On August 19, 2024, Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) subscribed for 19,059 and 940 Shares for cash at par.

Subsequently, on even date, Ms. Seto, Kilo Wonders and Yield Rights further subscribed for 4,500,939, 234,059 and 245,000 Shares of the Company for cash at par. Following this step, the Company is held as to 4,519,999, 234,999 and 245,000 Shares by Ms. Seto, Kilo Wonders and Yield Rights respectively representing 90.4%, 4.7% and 4.9% of the issued share capital of the Company.

On July 25, 2024, Goal Success was incorporated in the BVI with limited liability. Goal Success is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On July 25, 2024, the Company subscribed for, and Goal Success allotted and issued to it 1 share for cash at par.

On March 6, 2025, Ms. Seto, Ms. Yip and the Company entered into an agreement whereby Ms. Seto and Ms. Yip transferred their entire shareholding interest in Trendic to the Company’s nominee, Goal Success. The consideration is settled by the Company allotting and issuing 1 Share to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee), credited as fully paid and Goal Success allotting and issuing 1 share to the Company credited as fully paid.

Loan from Ms. Seto Wai Yue and amount due from a shareholder

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with Trendic, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with the offering. Such amount is repayable on the earlier of the completion of this offering and September 30, 2025.

The amount due from a shareholder as at March 31, 2024 was fully settled subsequently.

Contract with an event local facilitator

Subsequent to the balance sheet date, the Group signed contract with an event local facilitator who is also a major customer of the Group, to assume his responsibilities and obligations of organizing for events by payment of HK$4.6 million. Up to the date of this report, the Group paid HK$4.1 million.

The below is Unaudited event subsequent to the date of the Independent Auditor’s Report:

On [●], 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to create 50,000,000 of Class B Ordinary Shares. In addition, prior to the commencement of the initial public offering, the Company intends to amend its memorandum of association to effect a 1:10 forward stock split and to change the authorized share capital to US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

F-54

Dreamland Limited

Class A Ordinary Shares

Bancroft Capital, LLC

Prospectus dated [•], 2025

Until [•], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

RESALE PROSPECTUS ALTERNATE PAGE

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED MARCH [●], 2025

Dreamland Limited

5,416,740 Class A Ordinary Shares

This prospectus relates to the resale of 5,416,740 Class A Ordinary Shares of US$0.00001 each par value, or Class A Ordinary Shares, of Dreamland Ltd. held by Prime Crest Holdings Limited, Fuji Holdings Limited, Yield Rights Group Limited and Allied Target Limited (collectively the “Resale Shareholders”). We will not receive any of the proceeds from the sale of Class A Ordinary Shares by the Resale Shareholders. None of the Resale Shareholders nor any of the natural persons who control the Resale Shareholders has held any position, office or had any material relationship with the Company or any of its subsidiaries’ predecessors or affiliates within the past three years from the date of the filing of the registration statement.

The resale of the Class A Ordinary Shares by the Resale Shareholders is conditioned upon the successful completion of the sale of the Class A Ordinary Shares in our underwritten primary offering and the listing of the Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. Following the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, any sales of Class A Ordinary Shares by the Resale Shareholders will occur at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The registration of the Class A Ordinary Shares held by the Resale Shareholders does not mean that the Resale Shareholders will offer or sell any of the Class A Ordinary Shares. In addition, we will pay all fees and expenses incident to the registration of the Class A Ordinary Shares held by the Resale Shareholders. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholders. For additional information on the possible methods of sale that may be used by the Resale Shareholders, you should refer to the section of this prospectus entitled “Plan of Distribution”.

On [●], 2025, a registration statement under the Securities Act with respect to our initial public offering of Class A Ordinary Shares was declared effective by the Securities and Exchange Commission. We received approximately US$[●] in net proceeds from the offering after payment of underwriting discounts and commissions and estimated expenses of the offering.

Concurrent with our initial public offering, our Class A Ordinary Shares were listed on the Nasdaq Capital Market or another national securities exchange under the symbol “[    ].”

You are investing in Class A Ordinary Shares of our Company, a Cayman Islands holding company. Investors of our Class A Ordinary Shares are not purchasing and may never directly hold equity interests in Trendic International Limited. Such a structure involves unique risks to investors in this offering. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description, see “Risks Relating to Doing Business in Hong Kong” on page 33 of this prospectus.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our Class A Ordinary Shares involves risks. Please see “Implications of Our Being an Emerging Growth Company” and “Implications of Our Being a Foreign Private Issuer” beginning on pages 13 and 14 of this prospectus for more information.

An investment in our Class A Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page [●] of this prospectus before you make your decision to invest in our Class A Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2025

[RESALE PROSPECTUS ALTERNATE PAGE]

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS	A-1
RESALE SHAREHOLDERS	A-1
CAPITALIZATION
DIVIDEND POLICY
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HISTORY AND CORPORATE STRUCTURE
BUSINESS
REGULATORY ENVIRONMENT AND THE LAWS AND REGULATIONS OF HONG KONG
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSIDERATIONS
ENFORCEABILITY OF CIVIL LIABILITIES
UNDERWRITING
EXPENSES RELATED TO THIS OFFERING
PLAN OF DISTRIBUTION	A-2
LEGAL MATTERS	A-3
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Until ______, 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

THE OFFERING

Class A Ordinary Shares being offered	In aggregate 5,416,740 Class A Ordinary Shares (as to 1,404,340 Class A Ordinary Shares by Prime Crest Holdings Limited, 1,289,700 Class A Ordinary Shares by Fuji Holdings Limited, 1,404,340 Class A Ordinary Shares by Yield Rights Group Limited and 1,318,360 Class A Ordinary Shares by Allied Target Limited)

Class A Ordinary Shares outstanding after this offering	30,000,000 Class A Ordinary Shares, assuming the issuance and sale of 2,000,000 Class A Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Use of proceeds	We will not receive any proceeds from the sale of Class A Ordinary Shares held by the Resale Shareholders being registered in this prospectus.

Proposed Trading Symbol	[ ]

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page [●] of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

USE OF PROCEEDS

The Resale Shareholders will receive all of the proceeds from any sales of the Class A Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Class A Ordinary Shares offered hereby.

RESALE SHAREHOLDERS

The Class A Ordinary Shares being offered by Prime Crest Holdings Limited were issued to it on August 20, 2024. We are registering 1,404,340 Class A Ordinary Shares for them in order to permit them to offer the Class A Ordinary Shares for resale from time to time. Prime Crest Holdings Limited is wholly-owned by Mr. Cheung Sze Wah and has a registered address of CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. Prime Crest Holdings Limited has not had a material relationship with the Company or any predecessor of the Company within the past three years.

The Class A Ordinary Shares being offered by Fuji Holdings Limited were issued to it on August 20, 2024. We are registering 1,289,700 Class A Ordinary Shares for them in order to permit them to offer the Class A Ordinary Shares for resale from time to time. Fuji Holdings Limited is wholly-owned by Mr. Chang Kin Man and has a registered address of Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Fuji Holdings Limited has not had a material relationship with the Company or any predecessor of the Company within the past three years.

The Class A Ordinary Shares being offered by Yield Rights Group Limited were issued to it on August 19, 2024. We are registering 1,404,340 Class A Ordinary Shares for them in order to permit them to offer the Class A Ordinary Shares for resale from time to time. Yield Rights Group Limited is wholly-owned by Ms. Lau Wing Yu and has a registered address of OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Yield Rights Group Limited has not had a material relationship with the Company or any predecessor of the Company within the past three years.

The Class A Ordinary Shares being offered by Allied Target Limited were issued to it on August 20, 2024. We are registering 1,318,360 Class A Ordinary Shares for them in order to permit them to offer the Class A Ordinary Shares for resale from time to time. Allied Target Limited is wholly-owned by Mr. Cheung Ching Ping and has a registered address of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Allied Target Limited has not had a material relationship with the Company or any predecessor of the Company within the past three years.

This prospectus and any prospectus supplement will only permit the Resale Shareholders to sell the number of Class A Ordinary Shares identified in the column “Number of Class A Ordinary Shares to be Sold.” The Class A Ordinary Shares issued to the Resale Shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Resale Shareholders the opportunity to sell those Class A Ordinary Shares.

Alt-1

The following table sets forth the name of the Resale Shareholders who are offering the Class A Ordinary Shares for resale by this prospectus, the number and percentage of Class A Ordinary Shares beneficially owned by them, the number of Class A Ordinary Shares that may be offered for resale by this prospectus and the number and percentage of Class A Ordinary Shares they will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the Resale Shareholders. We will not receive any proceeds from the resale of the Class A Ordinary Shares by the Resale Shareholders. The Resale Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Resale Shareholder	Class A Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Class A Ordinary Shares to be Sold	Number of Class A Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering

Prime Crest Holdings Limited	1,404,340	4.9%	1,404,340	0	0%

Fuji Holdings Limited	1,289,700	4.5%	1,289,700	0	0%

Yield Rights Group Limited	1,404,340	4.9%	1,404,340	0	0%

Allied Target Limited	1,318,360	4.6%	1,318,360	0	0%

(1) Based on 30,000,000 Class A Ordinary Shares issued and outstanding prior to completion of the Company’s initial public offering.

(2) Since we do not have the ability to control how many, if any, of the shares the Resale Shareholders will sell, we have assumed that they will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

PLAN OF DISTRIBUTION

Prime Crest Holdings Limited, Fuji Holdings Limited, Yield Rights Group Limited and Allied Target Limited and any of their pledgees, assignees and successors-in-interest may, from time to time, subject to any lock-up restrictions, sell any or all of their Class A Ordinary Shares covered hereby on the Nasdaq Capital Market or another national securities exchange on which the Class A Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. They may use any one or more of the following methods when selling its Class A Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Resale Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

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The Resale Shareholders may also sell their respective Class A Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Resale Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Class A Ordinary Shares or interests therein, The Resale Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A Ordinary Shares in the course of hedging the positions they assume. The Resale Shareholders may also sell Class A Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Resale Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Class A Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Resale Shareholders and any broker-dealers or agents that are involved in selling the Class A Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Class A Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Resale Shareholders have informed the Company that none of them have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Class A Ordinary Shares.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Class A Ordinary Shares.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Class A Ordinary Shares may be resold by The Resale Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the Class A Ordinary Shares held by The Resale Shareholders have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Class A Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Class A Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Class A Ordinary Shares may not simultaneously engage in market making activities with respect to the Class A Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, The Resale Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A Ordinary Shares by The Resale Shareholders or any other person. We will make copies of this prospectus available to The Resale Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the Class A Ordinary Shares being offered by this prospectus will be passed upon for us by Conyers Dill & Pearman.

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PRELIMINARY RESALE PROSPECTUS

Up to [●] Selling Stockholder Shares to be Offered by the Selling Stockholder.

          , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated memorandum and articles of association, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. All of the following issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act as they were made directly by the Company to (i) Ms. Seto, our founder, chief executive officer, director and the controlling shareholder; (ii) Kilo Wonders Group Limited (a company wholly-owned by Ms. Yip Ka Ki Cherry); and (iii) Yield Rights Group Limited (a company wholly-owned by Ms. Lau Wing Yu), in each case as part of the Company’s Reorganization. See note 1 and note 21 to our consolidated financial statements included in the prospectus which forms part of this registration statement. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in these issuances of securities.

On July 5, 2024, upon incorporation of the Company, we issued one ordinary share with a par value of US$0.0001 to Ms. Seto, who owned 100% of our share capital, for purposes of the Reorganization. The one founder share was issued to Ms. Seto at par value.

On August 19, 2024, Ms. Seto and Kilo Wonders Group Limited (a wholly-owned company of Ms. Yip Ka Ki Cherry, an independent third party and an existing shareholder of Trendic) subscribed to 19,059 and 940 Class A Ordinary Shares for cash at par, for consideration of US$1.9059 and US$0.094, respectively, for purposes of the Reorganization and placing of shares to Yield Rights as a new investor.

On August 19, 2024, Ms. Seto, Kilo Wonders and Yield Rights Group Limited, or Yield Rights (a wholly-owned company of Ms. Lau Wing Yu, an independent third party), subscribed for 4,500,939, 234,059 and 245,000 Class A Ordinary Shares for cash at par, for consideration of US$450.0939, US$23.4059 and US$24.5. respectively, for purposes of the Reorganization. Ms. Seto and Ms. Yip are existing shareholders of Trendic.

On March 6, 2025, one ordinary share was allotted and issued to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) credited as fully paid in consideration of their transferring their entire equity interest in Trendic to our Group, for purposes of the Reorganization. Historically, our Group was comprised only of Trendic.

On [●], 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to create 50,000,000 of Class B Ordinary Shares. In addition, prior to the commencement of the initial public offering, the Company intends to amend its memorandum of association to effect a 1:10 forward stock split and to change the authorized share capital to US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

[On [●], the Company allotted and issued [1,000,000] Class B Ordinary Shares to Ms. Seto for cash at par.]

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ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the Notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect*
3.2	Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering*
4.1	Registrant’s specimen certificate for Class A Ordinary Shares*
5.1	Opinion of Conyers Dill & Pearman regarding the validity of securities being registered*
8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters†
10.1	Form of Indemnification Agreement with the Registrant’s directors*
10.2	Form of Employment Agreement between the Registrant and Ms. Seto Wai Yue†
10.3	Form of Employment Agreement between the Registrant and Mr. Leung Tak Shun†
10.4	Form of Employment Agreement between the Registrant and Mr. Luk Kai Chung†
10.5	Form of Employment Agreement between the Registrant and Ms. Tse Sze Man†
10.6	2024 Equity Incentive Plan*
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of TAAD LLP*
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 8.1)†
23.3	Consent of Robertsons†
23.4	Consent of Guangdong Wesley Law Firm†
24.1	Power of Attorney (included on signature page)*
99.1	Consent of Ms. Lui Yi Sin, Edith†
99.2	Consent of Ms. Lee Wing Yin†
99.3	Consent of Ms. Cheung Tan†
99.4	Code of Business Conduct and Ethics of the Registrant*
107	Filing Fee Table*

* To be filed by amendment

† Previously filed

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2025.

Dreamland Limited

By:
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

[●]
Seto Wai Yue	Director and Chief Executive Officer (principal executive officer and principal financial and accounting officer)

[●]
Tse Sze Man	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, NY on [●], 2025.

By:
Name:
Title:

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